Filed Pursuant to Rule 424(b)(1)

Registration No. 333-117344

PROSPECTUS SUPPLEMENT

(To Prospectus dated July 21, 2004 as supplemented on August 27, 2004)

750,000 Shares

Common Stock

The selling stockholder is offering 750,000 shares of our common stock in this offering. The selling stockholder has granted the underwriter an option to purchase up to 112,500 additional shares of common stock to cover over-allotments. We will not receive any of the proceeds from the sale of the shares.

Our common stock is listed on the New York Stock Exchange under the symbol “PCR.” The last reported sale price of our common stock on the New York Stock Exchange on September 10, 2004 was $14.99 per share.

Investing in our common stock involves risks. See the section entitled “Risk Factors” beginning on page 5 of the prospectus, as supplemented by the “Risk Factors” beginning on page S-2 of the prospectus supplement, dated August 27, 2004, before deciding to invest in our common stock.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Selling Stockholder
Per Share	$13.75	$0.20	$13.55
Total	$10,312,500	$150,000	$10,162,500

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus dated July 21, 2004, as may be supplemented from time to time, is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriter expects to deliver the shares to purchasers on or about September 16, 2004.

D.A. Davidson & Co.

The date of this prospectus supplement is September 13, 2004.

You should rely only on the information contained in this document or to which we have referred you. Neither we nor the underwriter has authorized anyone to provide you with information that is different. This document may be used only where it is legal to sell these securities. The information in this document may be accurate only on the date of this document.

S2-i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in three parts. The first part is this prospectus supplement, which describes specific terms of this offering. The second part is the prospectus supplement dated August 27, 2004 (“Prospectus Supplement No. 1”), which adds to and updates the information contained in the accompanying prospectus (the “Base Prospectus”). The third part, the Base Prospectus, gives more general information, some of which may not apply to this offering. To the extent of any conflict between the information contained in this prospectus supplement and the information contained in Prospectus Supplement No. 1 or the Base Prospectus, the information in this prospectus supplement shall control. Similarly, to the extent of any conflict between the information contained in Prospectus Supplement No. 1 and the information contained in the Base Prospectus, the information in Prospectus Supplement No. 1 shall control.

No dealer, sales representative or other person has been authorized to give any information or to make any representations in connection with this offering other than those contained in this prospectus supplement, Prospectus Supplement No. 1 and the Base Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by us or any other person.

This prospectus supplement, Prospectus Supplement No. 1 and the Base Prospectus do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the common stock to which it relates or an offer to, or a solicitation of, any person in any jurisdiction where such an offer or solicitation would be unlawful. Neither the delivery of this prospectus supplement, Prospectus Supplement No. 1 and the Base Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in our affairs or that information contained in this prospectus supplement, Prospectus Supplement No. 1 and the Base Prospectus is correct as of any time subsequent to the date stated or the date hereof.

S2-ii

PROSPECTUS SUPPLEMENT SUMMARY

The following summary contains information about our business. It does not contain all of the information that you need to consider in making an investment decision. You should read this prospectus supplement, Prospectus Supplement No. 1 and the Base Prospectus carefully, including the information under “Risk Factors” and our consolidated financial statements and the related notes included in Prospectus Supplement No. 1 and the Base Prospectus. In this prospectus supplement, unless the context requires otherwise, “Perini,” “we,” “us” and “our” refer to Perini Corporation, a Massachusetts corporation, and our subsidiaries, including the operations of businesses we acquired prior to the date of acquisition.

Our Company

We are a construction services company offering diversified general contracting, construction management and design-build services to private clients and public agencies throughout the world. We have provided construction services since 1894 and offer general contracting, preconstruction planning and comprehensive project management services, including the planning and scheduling of the manpower, equipment, materials and subcontractors required for a project. We also offer self-performed construction services including site work, concrete forming and placement and steel erection. Our common stock is listed on the New York Stock Exchange under the symbol “PCR.” We are a Massachusetts corporation. Our principal office is located at 73 Mt. Wayte Avenue, Framingham, Massachusetts, 01701 and our telephone number is (508) 628-2000. Our website address is www.perini.com. We do not incorporate the information on, or accessible through, our website into this prospectus supplement, and you should not consider it part of this prospectus supplement.

Our business is conducted through three primary segments: building, civil and management services. Our building segment is comprised of Perini Building Company and James A. Cummings, Inc. and focuses on large, complex projects in the hospitality and gaming, sports and entertainment, educational, transportation and healthcare markets. Our civil segment is involved in public works construction primarily in the northeastern United States, including the repair, replacement and reconstruction of public infrastructure such as highways, bridges and mass transit systems. Our management services segment provides diversified construction, design-build and maintenance services to the U.S. military and government agencies as well as power producers, surety companies and multi-national corporations.

The Offering

Common stock offered by the selling stockholder (1)	750,000 shares

Common stock outstanding before and after this offering	24,489,501 shares

Use of proceeds	We will not receive any proceeds from the sale of common stock by the selling stockholder.

New York Stock Exchange Symbol	PCR

(1)	Assumes no exercise by the underwriter to exercise its option to purchase 112,500 additional shares from the selling stockholder to cover over-allotments.

Recent Developments

On September 3, 2004, we entered into a non-binding letter of intent to acquire Cherry Hill Construction Company, a civil construction company based in Jessup, Maryland, for $20 million in cash, subject to certain

S2-1

adjustments. We expect to finance the acquisition through the use of cash on hand and existing capacity under our credit facility. Cherry Hill had revenues of $119 million and pre-tax net income of $3.6 million for the year ended December 31, 2003. If consummated, we expect the acquisition will expand our civil construction market presence in the Mid-Atlantic and Southeast regions of the U.S. Assuming completion of the acquisition, we expect Cherry Hill to operate as a wholly owned subsidiary of Perini Corporation with Cherry Hill’s senior management team remaining in place. Consummation of the acquisition is subject to satisfactory completion of due diligence, negotiation of a definitive agreement, board and lender approvals and other customary conditions. We can give no assurance that we will reach a definitive agreement to acquire Cherry Hill or, if a definitive agreement is reached, that the acquisition will be consummated.

S2-2

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The statements contained in this prospectus supplement, Prospectus Supplement No. 1 and the Base Prospectus, including under the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including without limitation, statements regarding us or our management’s expectations, hopes, beliefs, intentions or strategies regarding the future. These forward-looking statements are based on our current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to, risks associated with the acquisition of Cherry Hill Construction Company, Inc., including, without limitation, whether a definitive agreement is entered into, whether the acquisition will be consummated and our ability to integrate the acquired company’s operations and systems, as well as those factors described under the headings “Risk Factors” in Prospectus Supplement No. 1 and the Base Prospectus. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise except as may be required under applicable securities laws.

USE OF PROCEEDS

The proceeds from the sale of shares of common stock offered pursuant to this prospectus supplement are solely for the account of the selling stockholder. We will not receive any proceeds from the sale of shares by the selling stockholder.

MARKET PRICE OF OUR COMMON STOCK

Our common stock trades on the New York Stock Exchange under the symbol “PCR.” Until April 1, 2004, our common stock traded on the American Stock Exchange. The quarterly market high and low sales prices for our common stock for 2004 (through September 10, 2004), 2003, and 2002 are summarized below:

	High	Low
Year Ending December 31, 2002
First Quarter	$7.28	$5.75
Second Quarter	6.40	3.40
Third Quarter	4.58	3.50
Fourth Quarter	4.44	3.00
Year Ending December 31, 2003
First Quarter	4.70	3.62
Second Quarter	9.05	3.80
Third Quarter	8.99	6.26
Fourth Quarter	10.10	6.95
Year ending December 31, 2004
First Quarter	19.99	8.80
Second Quarter	17.30	9.18
Third Quarter (through September 10, 2004)	15.99	10.10

On September 10, 2004, the closing sale price of our common stock as reported on the New York Stock Exchange was $14.99 per share. At September 7, 2004, there were 1,002 holders of record of our common stock, based on the stockholders list maintained by our transfer agent.

S2-3

CAPITALIZATION

The table below sets forth our consolidated short-term debt and capitalization as of June 30, 2004 (in thousands, except share data). We have not provided an adjusted capitalization table because we will not receive any of the proceeds from the sale of shares by the selling stockholder. You should read the following information in conjunction with our consolidated financial statements and related notes included in Prospectus Supplement No. 1 and the Base Prospectus and the information provided under the caption “Selected Historical Financial Data” included elsewhere in this prospectus supplement and under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in Prospectus Supplement No. 1 and the Base Prospectus.

Short-term debt:
Notes payable to banks	$—
Current maturities of long-term debt	2,015

Total short-term debt	$2,105

Long-term debt:
Mortgages on real estate	$8,294
Revolving credit loans (1)	—
Other indebtedness	709

Total long-term debt	9,003

Stockholders’ equity:
Preferred stock, $1.00 par value
Authorized—1,000,000 shares
Designated, issued and outstanding—55,927 shares, aggregate liquidation preference of $13,982	56
Series A junior participating preferred stock, $1.00 par value
Designated—200,000 shares
Issued—none	—
Stock purchase warrants	1,965
Common stock, $1.00 par value
Authorized—40,000,000 shares (2)
Issued—23,269,814 shares (2)	23,270
Paid-in surplus (2)	94,156
Retained earnings	52,810
Less—common stock in treasury, at cost—60,529 shares (2)	(965)
Accumulated other comprehensive loss	(24,882)

Total stockholders’ equity	146,410

Total capitalization	$155,413

(1)	The revolving credit facility provides for revolving loans up to a maximum of $50 million to June 20, 2005, at which time any amounts unpaid convert to a three-year term loan with equal quarterly principal payments. The weighted average interest rate at June 30, 2004 was 4.0%.

(2)	As of June 30, 2004, we had 23,209,285 shares of common stock outstanding. As of June 30, 2004, options to purchase 2,708,800 shares of our common stock were outstanding and 195,634 shares of common stock were available for future awards under our Special Equity Incentive Plan and 1,000,000 shares of our common stock were available for future awards under our 2004 Stock Option and Incentive Plan. In addition, as of June 30, 2004, we had 370,379 shares of common stock reserved for issuance upon conversion of our $21.25 Preferred Stock at a conversion price of $377.50 per share (or $37.75 per Depositary Share) and 369,600 shares of common stock reserved for issuance upon exercise of stock purchase warrants at an exercise price of $8.30 per share.

S2-4

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The selected historical consolidated financial data shown below for the five-year period ended December 31, 2003 has been derived from our consolidated financial statements audited by Deloitte & Touche LLP (four-year period ended December 31, 2003) and by Arthur Andersen LLP (one-year period ended December 31, 1999), our current and former independent auditors, respectively.

The information for the six months ended June 30, 2004 and 2003 has been derived from unaudited consolidated condensed financial statements and, in our opinion, includes all adjustments (consisting only of normal recurring adjustments) necessary to present fairly such financial information in accordance with generally accepted accounting principles applied on a consistent basis. Our results are generated from a limited number of significant active construction projects. Consequently, quarterly results can vary depending on the timing of progress and changes in the estimated profitability of the projects being reported. For the foregoing and other reasons, results for the six months ended June 30, 2004 may not necessarily be indicative of results to be expected for the full year ended December 31, 2004. Backlog and new business awarded are not measures defined in generally accepted accounting principles and have not been derived from our consolidated financial statements. The selected historical consolidated financial data should be read in conjunction with our consolidated financial statements and related notes included in Prospectus Supplement No. 1 and the Base Prospectus, the section entitled “Capitalization” included elsewhere in this prospectus supplement and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included in Prospectus Supplement No. 1 and the Base Prospectus.

	Six Months Ended June 30,		Year Ended December 31,
	2004	2003	2003	2002	2001	2000	1999
	(unaudited)
			(in thousands, except per share data)
Statement of Operations Data:
CONTINUING OPERATIONS:
Revenues	$976,112	$577,596	$1,374,103	$1,085,041	$1,553,396	$1,105,660	$1,019,484
Cost Of Operations	928,853	549,523	1,303,851	1,026,391	1,495,834	1,053,328	969,015

Gross Profit	47,259	28,073	70,252	58,650	57,562	52,332	50,469
G&A Expense	18,808	18,672	39,762	32,770	28,061	24,977	26,635

Income From Construction Operations	28,451	9,401	30,490	25,880	29,501	27,355	23,834
Other (Income) Expense, Net	3,251	282	(1,435)	520	227	(949)	(72)
Interest Expense	308	457	1,003	1,485	2,006	3,966	7,128

Income Before Income Taxes	24,892	8,662	30,922	23,875	27,268	24,338	16,778
(Provision) Credit For Income Taxes	(1,495)	6,375	13,096	(801)	(850)	43	(421)

Income From Continuing Operations	23,397	15,037	44,018	23,074	26,418	24,381	16,357
Loss From Discontinued Operations	—	—	—	—	—	—	(100,005)

Net Income (Loss)	$23,397	$15,037	$44,018	$23,074	$26,418	$24,381	$(83,648)

Income Available For Common Stockholders (1)	$22,803	$20,647	$49,619	$20,949	$24,293	$7,299	$(89,917)
Per Share Of Common Stock:
Basic Earnings (Loss):
Income From Continuing Operations	$0.99	$0.91	$2.18	$0.92	$1.07	$0.39	$1.80
Loss From Discontinued Operations	—	—	—	—	—	—	(17.84)

Total	$0.99	$0.91	$2.18	$0.92	$1.07	$0.39	$(16.04)

Diluted Earnings (Loss):
Income From Continuing Operations	$0.91	$0.89	$2.10	$0.91	$1.04	$0.39	$1.80
Loss From Discontinued Operations	—	—	—	—	—	—	(17.84)

Total	$0.91	$0.89	$2.10	$0.91	$1.04	$0.39	$(16.04)

Weighted Average Common Shares Outstanding:
Basic	23,108	22,686	22,763	22,664	22,623	18,521	5,606
Diluted	24,931	23,104	23,583	22,939	23,442	18,527	5,606

S2-5

	Six Months Ended June 30,		Year Ended December 31,
	2004	2003	2003	2002	2001	2000	1999
	(unaudited)
			(in thousands, except per share data)
Balance Sheet Data (end of period):
Total Assets	$632,837	$449,429	$565,443	$402,389	$501,241	$487,478	$385,767
Working Capital	151,991	114,585	125,397	115,908	93,369	80,477	48,430
Long-term Debt, Less Current Maturities	9,003	25,652	8,522	12,123	7,540	17,218	41,091
Stockholders’ Equity (Deficit)	146,410	97,475	120,560	86,649	79,408	60,622	(36,618)
Redeemable Series B Cumulative Convertible Preferred Stock	—	—	—	—	—	—	37,685
Other Data:
Depreciation and Amortization	$2,838	$1,667	$3,389	$3,202	$2,602	$2,191	$3,342
Capital Expenditures	2,792	3,508	5,399	4,510	4,528	1,793	1,599
Backlog (end of period) (2)	1,288,600	1,234,399	1,666,464	990,175	1,213,535	1,788,731	1,658,077
New Business Awarded (3)	598,248	821,820	2,050,392	861,681	978,200	1,236,314	1,445,305

(1)	Income available for common stockholders includes adjustments to net income for (a) accrued and unpaid dividends on our $21.25 Preferred Stock, or $2.125 Depositary Shares, (b) the reversal of previously accrued and unpaid dividends in the amount of approximately $7.3 million applicable to 440,627 of the $2.125 Depositary Shares purchased and retired by us on June 9, 2003, (c) dividends declared and paid on our Series B Preferred Stock until its exchange for shares of common stock on March 29, 2000 and (d) the $13.7 million assigned to the induced conversion of the Series B Preferred Stock into common stock on March 29, 2000.
(2)	A construction project is included in our backlog at such time as a contract is awarded or a firm letter of commitment is obtained and funding is in place. Backlog is not a measure defined in generally accepted accounting principles and our backlog may not be comparable to the backlog of other companies. Management uses backlog to assist in forecasting future results.
(3)	New business awarded consists of the original contract price of projects added to our backlog in accordance with Note (2) above plus or minus subsequent changes to the estimated total contract price of existing contracts. Management uses new business awarded to assist in forecasting future results.

S2-6

SELLING STOCKHOLDER

The following table sets forth the number of shares of common stock beneficially owned by the selling stockholder as of September 1, 2004, the number of shares of common stock being offered hereby and the percentage of total shares of common stock that the selling stockholder will beneficially own upon completion of this offering. The table assumes that the selling stockholder sells all of the shares of common stock offered hereunder and the underwriter does not exercise the over-allotment option granted by the selling stockholder. Although additional selling stockholders are included on page 61 of the Base Prospectus, such selling stockholders are not participating in this offering.

	Shares Beneficially Owned Prior to the Offering			Amount Offered	Shares Beneficially Owned After the Offering
Selling Stockholder	Shares		%	Shares	Shares	%
Tutor-Saliba Corporation	6,527,729	(1)	26.66	750,000	5,777,729	23.60

(1)	Includes 2,352,941 shares which Tutor-Saliba has the right to purchase from National Union Fire Insurance Company of Pittsburgh, Pa., a wholly-owned subsidiary of American International Group, at any time until March 29, 2006. See “Certain Transactions” in the Base Prospectus. Ronald N. Tutor, our Chairman and Chief Executive Officer, is also the sole stockholder and Chief Executive Officer of Tutor-Saliba Corporation.

This prospectus supplement relates solely to the offering of shares of common stock by the selling stockholder named in the table above. The additional selling stockholders listed on page 61 of the Base Prospectus may continue to use the Base Prospectus, as it may be supplemented from time to time.

S2-7

PLAN OF DISTRIBUTION

The following describes the methods by which the selling stockholder may resell or redistribute the securities covered by the Base Prospectus.

The selling stockholder may resell or redistribute the securities listed in the Base Prospectus from time to time on any stock exchange or automated interdealer quotation system on which the securities are listed, in the over-the-counter market, in privately negotiated transactions, or in any other legal manner, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. Persons who are pledgees, donees, transferees, or other successors in interest of the selling stockholder (including but not limited to persons who receive securities from the selling stockholder as a gift, partnership distribution or other non-sale-related transfer after the date of the Base Prospectus) may also use the Base Prospectus and are included when we refer to “selling stockholder.” The selling stockholder may sell the securities by one or more of the following methods, without limitation:

•	block trades (which may include cross trades) in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker or dealer as principal and resale by the broker or dealer for its own account;

•	an exchange distribution or secondary distribution in accordance with the rules of any stock exchange on which the securities are listed;

•	ordinary brokerage transactions and transactions in which the broker solicits purchases;

•	an offering at other than a fixed price on or through the facilities of any stock exchange on which the securities are listed or to or through a market maker other than on that stock exchange;

•	privately negotiated transactions, directly or through agents;

•	short sales;

•	through the writing of options on the securities, whether or not the options are listed on an options exchange;

•	through the distribution of the securities by the selling stockholder to its partners, members or stockholders;

•	one or more underwritten offerings;

•	agreements between a broker or dealer and the selling stockholder to sell a specified number of the securities at a stipulated price per share; and

•	any combination of any of these methods of sale or distribution, or any other method permitted by applicable law.

The selling stockholder may also transfer the securities by gift. Except as provided under “Underwriting,” we do not know of any current arrangements by the selling stockholder for the sale or distribution of any of the securities.

The selling stockholder may engage brokers and dealers, and any brokers or dealers may arrange for other brokers or dealers to participate in effecting sales of the securities. These brokers, dealers or underwriters may act as principals, or as an agent of the selling stockholder. The maximum commission or discount to be received by any NASD member or independent broker/dealer will not be greater than 8% of the offering amount. Broker-dealers may agree with the selling stockholder to sell a specified number of the securities at a stipulated price per security. If the broker-dealer is unable to sell securities acting as agent for the selling stockholder, it may purchase as principal any unsold securities at the stipulated price. Broker-dealers who acquire securities as principals may thereafter resell the securities from time to time in transactions in any stock exchange or

S2-8

automated interdealer quotation system on which the securities are then listed, at prices and on terms then prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions. Broker-dealers may use block transactions and sales to and through broker-dealers, including transactions of the nature described above. The selling stockholder may also sell the securities in accordance with Rule 144 under the Securities Act of 1933, as amended, rather than pursuant to the Base Prospectus, regardless of whether the securities are covered by the Base Prospectus.

From time to time, the selling stockholder may pledge, hypothecate or grant a security interest in some or all of the securities owned by it. The pledgees, secured parties or persons to whom the securities have been hypothecated will, upon foreclosure in the event of default, be deemed to be selling stockholders. The number of the selling stockholder’s securities offered under the Base Prospectus will decrease as and when it takes such actions. The plan of distribution for the selling stockholder’s securities will otherwise remain unchanged. In addition, the selling stockholder may, from time to time, sell the securities short and, in those instances, the Base Prospectus may be delivered in connection with the short sales and the securities offered under the Base Prospectus may be used to cover short sales.

The selling stockholder and any underwriters, brokers, dealers or agents that participate in the distribution of the securities may be deemed to be “underwriters” within the meaning of the Securities Act, and any discounts, concessions, commissions or fees received by them and any profit on the resale of the securities sold by them may be deemed to be underwriting discounts and commissions.

The selling stockholder may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of the securities in the course of hedging the positions they assume with the selling stockholder, including, without limitation, in connection with distributions of the securities by those broker-dealers. The selling stockholder may enter into option or other transactions with broker-dealers that involve the delivery of the securities offered by the Base Prospectus to the broker-dealers, who may then resell or otherwise transfer those securities. The selling stockholder may also loan or pledge the securities offered by the Base Prospectus to a broker-dealer and the broker-dealer may sell the securities so loaned or upon a default may sell or otherwise transfer the pledged securities.

The selling stockholder and other persons participating in the sale or distribution of the securities will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the related rules and regulations adopted by the Securities and Exchange Commission, including Regulation M. This regulation may limit the timing of purchases and sales of any of the securities by the selling stockholder and any other person. The anti-manipulation rules under the Exchange Act may apply to sales of securities in the market and to the activities of the selling stockholder and its affiliates. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of the securities to engage in market-making activities with respect to the particular securities being distributed for a period of up to five business days before the distribution. These restrictions may affect the marketability of the securities and the ability of any person or entity to engage in market-making activities with respect to the securities.

We have agreed to indemnify the selling stockholder and its respective officers and directors, and any underwriter who participates in the offering of the securities, against specified liabilities, including liabilities under the federal securities laws. The selling stockholder has agreed to indemnify us, the other selling stockholders, and any underwriter who participates in the offering of the securities, against specified liabilities arising from information provided by the selling stockholder for use in the Base Prospectus, including liabilities under the federal securities laws. In each case, indemnification includes each person who is an affiliate of or controls one of these specified indemnified persons within the meaning of the federal securities laws.

The securities offered under the Base Prospectus were originally issued to the selling stockholder pursuant to an exemption from the registration requirements of the Securities Act. We agreed to register the securities under the Securities Act, and to keep the registration statement of which the Base Prospectus is a part effective

S2-9

until the earlier of the date on which the selling stockholders named in the Base Prospectus have sold all of the securities or such time when all of the securities offered by the Base Prospectus may be sold pursuant to Rule 144 under the Securities Act. We have agreed to pay all expenses in connection with offerings under the Base Prospectus, including the fees and expenses of a single counsel for the selling stockholders, but not including underwriting discounts, concessions, commissions or fees of the selling stockholders.

We will not receive any proceeds from sales of any securities by the selling stockholder.

We can not assure you that the selling stockholder will sell all or any portion of the securities offered hereby.

We will supply the selling stockholder and any stock exchange upon which the securities are listed with reasonable quantities of copies of the Base Prospectus. To the extent required by Rule 424 under the Securities Act in connection with any resale or redistribution by the selling stockholder, we will file a prospectus supplement setting forth

•	the aggregate number of shares to be sold;

•	the purchase price;

•	the public offering price;

•	if applicable, the names of any underwriter, agent or broker-dealer; and

•	any applicable commissions, discounts, concessions, fees or other items constituting compensation to underwriters, agents or broker-dealers with respect to the particular transaction (which may exceed customary commissions or compensation).

If the selling stockholder notifies us that a material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange, distribution or secondary distribution or a purchase by a broker or dealer, the prospectus supplement will include any other facts that are material to the transaction. If applicable, this may include a statement to the effect that the participating broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in the Base Prospectus.

S2-10

UNDERWRITING

This section describes the method of distribution of the 750,000 shares of common stock to be offered by the selling stockholder in this offering.

Under the terms and subject to the conditions contained in an underwriting agreement dated September 13, 2004, the selling stockholder has agreed to sell to D.A. Davidson & Co., as underwriter, 750,000 shares of common stock.

The underwriting agreement provides that the underwriter is obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below.

The selling stockholder has granted to the underwriter a 30-day option to purchase an aggregate of 112,500 additional outstanding shares at the public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

The underwriter proposes to offer the shares of common stock initially at the public offering price on the cover page of this prospectus supplement. After the initial public offering, the underwriter may change the public offering price.

The following table summarizes the compensation and estimated expenses we and the selling stockholder will pay:

	Per Share		Total
	Without Over-allotment	With over-allotment	Without Over-allotment	With over-allotment
Expenses payable by us	$0.144	$0.125	$107,678	$107,678
Underwriting discounts and commissions paid by selling stockholder	$0.20	$0.20	$150,000	$172,500

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of D.A. Davidson & Co. for a period of 30 days from the date of this prospectus supplement, other than (i) any offer or sale by any stockholder pursuant to the Base Prospectus and any related filing with the Securities and Exchange Commission or public disclosure by us, (ii) issuances of common stock pursuant to the conversion or exchange of convertible or exchangeable securities or the exercise of warrants or options, in each case outstanding on the date of this prospectus supplement, (iii) the offer and issuance of common stock in connection with any tender or exchange offer by us for securities convertible into or exchangeable for shares of our common stock, (iv) grants of employee stock awards pursuant to the terms of a plan in effect on the date of this prospectus supplement or issuances of common stock pursuant to the exercise of such awards, and (v) in the case of the 1997 warrantholders registration rights agreement, if a majority of warrantholders demand their registration rights, any offer or sale by any holders of our warrants and any related filing with the Securities and Exchange Commission or public disclosure by us.

The selling stockholder and Ronald N. Tutor, our Chairman and Chief Executive Officer, individually, have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into

S2-11

any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of D.A. Davidson & Co. for a period of 60 days from the date of this prospectus supplement, other than:

•	the shares of common stock sold in this offering;

•	transactions by any person relating to shares of common stock or our other securities acquired in open market transactions after the date of this prospectus supplement;

•	transfers of shares of common stock or any security convertible into or exercisable or exchangeable for our common stock as a bona fide gift or gifts;

•	(1) transfers or distributions of shares of common stock or any security convertible into or exercisable or exchangeable into our common stock to affiliates of that stockholder, (2) a distribution to the shareholders of the selling stockholder; or (3) transfers by Ronald N. Tutor, individually (or his distributee or transferee) of common stock or securities convertible into or exercisable or exchangeable for our common stock to a family member (or his distributee or transferee) or trust created for his benefit (or his distributee or transferee), provided that, in each case, the transferee or distributee agrees to be bound by the restrictions contained in his lock-up agreement; or

•	any pledge of common stock to secure any margin loan or the sale or transfer by the pledgee of common stock securing any such margin loan.

D.A. Davidson & Co. has no current intent or arrangement to release any shares subject to this lock-up agreement. The release of any lock-up will be considered on a case by case basis. In considering whether to release any shares, D.A. Davidson & Co. would consider the particular circumstances surrounding the request, including but not limited to, the length of time before the lock-up expires, the number of shares requested to be released, the reasons for the request and the possible impact on the market for our common stock.

We and the selling stockholder have agreed to indemnify the underwriter against liabilities under the Securities Act, or contribute to payments that the underwriter may be required to make in that respect.

The underwriter and its affiliates may have from time to time performed and may in the future perform various financial advisory, commercial banking and investment banking services for us in the ordinary course of business, for which they received or will receive customary fees.

In connection with the offering, the underwriter may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, and penalty bids in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriter of shares in excess of the number of shares the underwriter is obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriter is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriter may close out any covered short position by exercising its over-allotment option or purchasing shares in the open market, or both.

•

Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which it may purchase shares through the over-allotment option. If the underwriter sells more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in

S2-12

the open market. A naked short position is more likely to be created if the underwriter is concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the underwriter to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the web sites maintained by the underwriter, or selling group members, if any, participating in this offering and the underwriter may deliver prospectuses electronically. The underwriter may agree to allocate a number of shares to selling group members, if any, for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriter and selling group members that will make internet distributions on the same basis as other allocations.

LEGAL MATTERS

The validity of the shares of common stock offered hereunder has been passed upon by Goodwin Procter LLP, Boston, Massachusetts. Stoel Rives LLP, Seattle, Washington, have acted as counsel for the Underwriter in connection with certain legal matters relating to the securities offered hereby.

S2-13

Filed Pursuant to Rule 424(b)(1)

Registration No. 333-117344

PROSPECTUS SUPPLEMENT

(To Prospectus dated July 21, 2004)

11,404,409 Shares

Common Stock

This prospectus supplement together with the accompanying prospectus relates to the offer and sale by the selling stockholders identified in the accompanying prospectus of 11,404,409 shares of common stock of Perini Corporation. This document is in two parts. This first part is this prospectus supplement, which includes certain financial information contained in our report on Form 10-Q for the quarter ended June 30, 2004, filed with the Securities and Exchange Commission on August 6, 2004. This prospectus supplement adds to and updates the information contained in the accompanying prospectus. The accompanying prospectus comprises the second part of this document and contains detailed information about our company and its business, financial condition and management, as well as the specific terms of this offering and information about the selling stockholders. It is important for you to read and carefully consider all information contained in this prospectus supplement and the accompanying prospectus.

Our common stock is quoted on the New York Stock Exchange under the symbol “PCR.” On August 25, 2004, the last reported sale price of our common stock on the New York Stock Exchange was $14.00 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page S-2 of this prospectus supplement and page 5 of the accompanying prospectus before deciding to invest in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 27, 2004.

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may be used only where it is legal to sell these securities. The information in this document may be accurate only on the date of this document.

No dealer, sales representative or other person has been authorized to give any information or to make any representations in connection with this offering other than those contained in this prospectus supplement and the accompanying prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by us or any other person.

This prospectus supplement and the accompanying prospectus do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the common stock to which it relates or an offer to, or a solicitation of, any person in any jurisdiction where such an offer or solicitation would be unlawful. Neither the delivery of this prospectus supplement and accompanying prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in our affairs or that information contained in this prospectus supplement and the accompanying prospectus is correct as of any time subsequent to the date stated or the date hereof.

RISK FACTORS

The following risk factors add to and update the risk factors listed on page 5 of the accompanying prospectus. You should carefully consider the risks contained in this prospectus supplement and the accompanying prospectus and all other information contained in this prospectus supplement and the accompanying prospectus before purchasing our common stock. If any such risks occur, our business, prospects, reputation, results of operations or financial condition could be harmed. In that case, the trading price of our common stock could decline, and you could lose all or part of your investment. This prospectus supplement and the accompanying prospectus also contain forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of specific factors, including the risks described below and in the accompanying prospectus.

Economic, political and other risks associated with our international operations involve risks not faced by our domestic competitors, which could adversely affect our revenue and earnings.

Approximately 22% of our revenues for the six months ended June 30, 2004 were derived from our work on projects located outside of the United States. We expect non-U.S. projects to continue to contribute significantly to our revenue and earnings for the foreseeable future. Our international operations expose us to risks inherent in doing business outside the United States, including:

•	political risks, including risks of loss due to civil disturbances, acts of terrorism, acts of war, guerilla activities and insurrection;

•	unstable economic, financial and market conditions;

•	potential incompatibility with foreign joint venture partners;

•	foreign currency controls and fluctuations;

•	trade restrictions;

•	increases in taxes; and

•	changes in labor conditions, labor strikes and difficulties in staffing and managing international operations.

Any of these factors could harm our international operations and, consequently, our business and consolidated operating results. In addition, failure to successfully manage international growth could result in higher operating costs than anticipated or could delay or preclude altogether our ability to generate revenues in key international markets.

If we are unable to accurately estimate the overall risks, revenues or costs on a contract, we may achieve a lower than anticipated profit or incur a loss on the contract.

We generally enter into four principal types of contracts with our clients: fixed price contracts, cost plus fee contracts, guaranteed maximum price contracts, and, to a lesser extent, construction management, or design-build, contracts. A significant portion of our revenues and backlog are derived from fixed price contracts. For example, approximately 17% of our revenues for the six months ended June 30, 2004 were derived from fixed price contracts. Fixed price contracts require us to perform the contract for a fixed price irrespective of our actual costs. As a result, we realize a profit on these contracts only if we successfully control our costs and avoid cost overruns. Cost plus fee contracts provide for reimbursement of the costs required to complete a project, but generally have a lower base fee and an incentive fee based on cost and/or schedule performance. If our costs exceed the revenues available under such a contract or are not allowable under the provisions of the contract, we may not receive reimbursement for these costs. Guaranteed maximum price contracts provide for a cost plus fee arrangement up to a maximum agreed-upon price. These contracts also place the risk on us for cost overruns that exceed the guaranteed maximum price. Construction management and design-build contracts are those under which we agree to manage a project for the client for an agreed-upon fee, which may be fixed or may vary based upon negotiated factors. Profitability on these types of contracts is driven by changes in the scope of work or design issues, which could cause cost overruns beyond our control and limit profits on these contracts.

Cost overruns, whether due to inefficiency, faulty estimates or other factors, result in lower profit or a loss on a project. A significant number of our contracts are based in part on cost estimates that are subject to a number of assumptions. If our estimates of the overall risks, revenues or costs prove inaccurate or circumstances change, then we may incur a lower profit or a loss on the contract.

We are subject to restrictive covenants under our credit facility that could limit our flexibility in managing the business.

Our credit facility imposes operating and financial restrictions on us. These restrictions include, among other things, limitations on our ability to:

•	create liens or other encumbrances;

•	enter into certain types of transactions with our affiliates;

•	make certain capital expenditures;

•	make investments, loans or other guarantees;

•	sell or otherwise dispose of a portion of our assets; or

•	merge or consolidate with another entity.

In addition, our credit facility prohibits us from incurring any debt, other than debt incurred for financing our corporate headquarters, insurance premiums and construction equipment, from other sources without the consent of our lenders. The amount available to us under our credit facility at June 30, 2004 was $47.2 million.

Our credit facility contains financial covenants that require us to maintain minimum working capital, tangible net worth and operating profit levels. Our credit facility also requires us to comply with a minimum interest coverage ratio. Our ability to borrow funds for any purpose will depend on our satisfying these tests. If we are unable to meet the terms of the financial covenants or fail to comply with any of the other restrictions contained in our credit facility, an event of default could occur. An event of default, if not waived by our lenders, could result in the acceleration of any outstanding indebtedness, causing such debt to become immediately due and payable. If such an acceleration occurs, we may not be able to repay such indebtedness on a timely basis. Because our credit facility is secured by substantially all of our assets, acceleration of indebtedness under our credit facility could result in foreclosure of those assets. In the event of a foreclosure, we would be unable to conduct our business and may be forced to discontinue ongoing operations.

We may not be able to fully realize the revenue value reported in our backlog.

As of June 30, 2004, our backlog was approximately $1.289 billion. We include a construction project in our backlog at such time as a contract is awarded or a firm letter of commitment is obtained and funding is in place. The revenue projected in our backlog may not be realized or, if realized, may not result in profits. For example, if a project reflected in our backlog is terminated, suspended or reduced in scope, it would result in a reduction to our backlog which would reduce, potentially to a material extent, the revenue and profit we actually receive from contracts in backlog. If a client cancels a project, we may be reimbursed for certain costs but typically have no contractual right to the total revenues reflected in our backlog. Significant cancellations or delays of projects in our backlog could have a material adverse effect on our revenues and profits.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The statements contained in this prospectus supplement and the accompanying prospectus, including under the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including without limitation, statements regarding us or our management’s expectations, hopes, beliefs, intentions or strategies regarding the future. These forward-looking statements are based on our current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described under the headings “Risk Factors” in this prospectus supplement and in the accompanying prospectus. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise except as may be required under applicable securities laws.

PERINI CORPORATION AND SUBSIDIARIES

CONSOLIDATED CONDENSED BALANCE SHEETS

JUNE 30, 2004 (UNAUDITED) AND DECEMBER 31, 2003

(In Thousands)

	JUNE 30, 2004	DEC. 31, 2003
	(unaudited)
ASSETS
Cash and Cash Equivalents (Note 4)	$89,327	$67,823
Accounts Receivable, including retainage	382,933	328,025
Unbilled Work	104,677	116,572
Deferred Tax Asset	10,685	10,844
Other Current Assets	3,703	2,479

Total Current Assets	$591,325	$525,743

Property and Equipment, less Accumulated Depreciation of $20,532 in 2004 and $22,125 in 2003	$17,847	$16,598

Goodwill	$12,678	$14,007

Other Assets	$10,987	$9,095

	$632,837	$565,443

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Maturities of Long-term Debt (Note 6)	$2,015	$490
Accounts Payable, including retainage	361,845	318,448
Deferred Contract Revenue	50,780	48,431
Accrued Expenses	24,694	32,977

Total Current Liabilities	$439,334	$400,346

Long-term Debt, less current maturities included above (Note 6)	$9,003	$8,522

Other Long-term Liabilities (Note 9)	$38,090	$36,015

Contingencies and Commitments (Note 5)

Stockholders’ Equity:
Preferred Stock	$56	$56
Series A Junior Participating Preferred Stock	—	—
Stock Purchase Warrants	1,965	2,233
Common Stock	23,270	22,946
Paid-In Surplus	94,156	90,296
Retained Earnings	52,810	30,007
Less—Treasury Stock	(965)	(965)

	$171,292	$144,573
Accumulated Other Comprehensive Loss	(24,882)	(24,013)

Total Stockholders’ Equity	$146,410	$120,560

	$632,837	$565,443

The accompanying notes are an integral part of these consolidated condensed financial statements.

PERINI CORPORATION AND SUBSIDIARIES

CONSOLIDATED CONDENSED STATEMENTS OF INCOME (UNAUDITED)

(In Thousands, Except Share and Per Share Data)

	THREE MONTHS ENDED JUNE 30,		SIX MONTHS ENDED JUNE 30,
	2004	2003	2004	2003
Revenues (Note 10)	$495,808	$286,336	$976,112	$577,596
Cost of Operations	472,077	271,966	928,853	549,523

Gross Profit	$23,731	$14,370	$47,259	$28,073
General and Administrative Expenses	9,065	9,864	18,808	18,672

INCOME FROM CONSTRUCTION OPERATIONS (Note 10)	$14,666	$4,506	$28,451	$9,401
Other Expense, Net	(1,407)	(108)	(3,251)	(282)
Interest Expense	(117)	(255)	(308)	(457)

Income before Income Taxes	$13,142	$4,143	$24,892	$8,662
(Provision) Credit for Income Taxes (Note 7)	(966)	(525)	(1,495)	6,375

NET INCOME	$12,176	$3,618	$23,397	$15,037

Less: Accrued Dividends on $21.25 Preferred Stock (Note 9)	(297)	(517)	(594)	(1,048)
Plus: Reversal of Accrued Dividends on $21.25 Preferred Stock based on results of June 2003 tender offer (Note 9)	—	6,658	—	6,658

NET INCOME AVAILABLE FOR COMMON STOCKHOLDERS	$11,879	$9,759	$22,803	$20,647

BASIC EARNINGS PER COMMON SHARE (Note 8)	$0.51	$0.43	$0.99	$0.91

DILUTED EARNINGS PER COMMON SHARE (Note 8)	$0.48	$0.41	$0.91	$0.89

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING (Note 8):
BASIC	23,202,323	22,707,487	23,108,128	22,685,931

DILUTED	24,968,477	23,530,252	24,930,902	23,104,336

The accompanying notes are an integral part of these consolidated condensed financial statements.

PERINI CORPORATION AND SUBSIDIARIES

CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2004 AND 2003

(In Thousands)

	SIX MONTHS ENDED JUNE 30,
	2004	2003
Cash Flows from Operating Activities:
Net income	$23,397	$15,037
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	2,838	1,667
Cash used by changes in components of working capital other than cash, current maturities of long-term debt and deferred tax asset	(5,652)	(4,656)
Net deferred tax asset	238	(7,000)
Other long-term liabilities	79	(123)
Other non-cash items, net	(615)	(34)

NET CASH PROVIDED FROM OPERATING ACTIVITIES	$20,285	$4,891

Cash Flows from Investing Activities:
Acquisition of James A. Cummings, Inc., net of cash balance acquired	$—	$(8,613)
Acquisition of property and equipment	(2,792)	(3,508)
Proceeds from sale of property and equipment	858	178
Proceeds from land held for sale, net	423	778
Proceeds from sale of marketable securities	—	380
Proceeds from other investing activities	108	80

NET CASH USED BY INVESTING ACTIVITIES	$(1,403)	$(10,705)

Cash Flows from Financing Activities:
Proceeds from long-term debt	$2,247	$14,858
Reduction of long-term debt	(241)	(227)
Purchase of preferred stock pursuant to tender offer (Note 9)	—	(10,315)
Proceeds from exercise of common stock options and stock purchase warrants	1,463	495
Expenditure for stock registration	(847)	—

NET CASH PROVIDED FROM FINANCING ACTIVITIES	$2,622	$4,811

Net Increase (Decrease) in Cash	$21,504	$(1,003)
Cash at Beginning of Year	67,823	47,031

Cash at End of Period	$89,327	$46,028

Supplemental Disclosure of Cash Paid During the Period For:
Interest	$307	$470

Income taxes	$1,280	$891

The accompanying notes are an integral part of these consolidated condensed financial statements.

PERINI CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

(1) Basis of Presentation

The unaudited consolidated condensed financial statements presented herein have been prepared in accordance with the instructions to Form 10-Q and Article 10 of Regulation S-X and do not include all of the information and note disclosures required by accounting principles generally accepted in the United States of America. These statements should be read in conjunction with the financial statements and notes thereto for the year ended December 31, 2003 included in the accompanying prospectus. In the opinion of management, the accompanying unaudited consolidated condensed financial statements include all adjustments, consisting only of normal recurring adjustments, necessary to present fairly our financial position as of June 30, 2004 and December 31, 2003, results of operations for the three month and six month periods ended June 30, 2004 and 2003, and cash flows for the six month periods ended June 30, 2004 and 2003. The results of operations for the six month period ended June 30, 2004 may not be indicative of the results that may be expected for the year ending December 31, 2004 because our results are primarily generated from a limited number of significant active construction contracts. Therefore, such results can vary depending on the timing of progress achieved and changes in estimated profitability of projects being reported.

(2) Significant Accounting Policies

The significant accounting policies followed by us and our subsidiaries in preparing our consolidated financial statements are set forth in Note (1) to the financial statements for the year ended December 31, 2003 included in the accompanying prospectus. We have made no significant change in these policies during 2004.

(3) Stock-Based Compensation

We account for stock options granted to employees and directors using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and related Interpretations. No stock-based employee compensation cost is reflected in net income since all stock options granted by us had an exercise price equal to or greater than the fair market value of the underlying common stock on the date of grant. Had we applied the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” to stock-based employee and director compensation, there would have been no effect on the reported net income or earnings per share for all of the periods presented herein.

(4) Cash and Cash Equivalents

Cash equivalents include short-term, highly liquid investments with original maturities of three months or less.

Cash and cash equivalents as reported in the accompanying Consolidated Condensed Balance Sheets consist of amounts held by us that are available for general corporate purposes and our proportionate share of amounts held by construction joint ventures that are available only for joint venture-related uses. Cash held by construction joint ventures is distributed from time to time to us and to the other joint venture participants in accordance with their percentage interest after the joint venture partners determine that a cash distribution is prudent. Cash distributions received by us from our construction joint ventures are then available for general corporate purposes. At June 30, 2004 and December 31, 2003, cash and cash equivalents consisted of the following (in thousands):

	June 30, 2004	Dec. 31, 2003
Corporate cash and cash equivalents (available for general corporate purposes)	$59,441	$33,426
Company’s share of joint venture cash and cash equivalents (available only for joint venture purposes, including future distributions)	29,886	34,397

	$89,327	$67,823

PERINI CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS—(Continued)

(5) Contingencies and Commitments

(a) Mergentime—Perini Joint Ventures vs. WMATA Matter

On May 11, 1990, contracts with two joint ventures in which Perini held a 40% interest were terminated by the Washington Metropolitan Area Transit Authority, or WMATA, on two subway construction projects in the District of Columbia. The contracts were awarded to the joint ventures in 1985 and 1986. However, Perini and Mergentime Corporation, or Mergentime, the 60% managing partner, entered into an agreement in 1987 under which Perini withdrew from the joint ventures and Mergentime assumed complete control over the performance of both projects. This agreement did not relieve Perini of its responsibilities to WMATA as a joint venture partner. After Perini withdrew from the joint ventures, Mergentime and WMATA had a dispute regarding progress on the projects. After both construction contracts were terminated, WMATA retained Perini, acting independently, to complete both projects.

Subsequently, the joint ventures brought an action in the United States District Court for the District of Columbia against WMATA, seeking damages for delays, unpaid extra work and wrongful termination and WMATA brought an action against the joint ventures seeking damages for additional costs to complete the projects. After a bench trial, the District Court found the joint ventures liable to WMATA for damages in the amount of approximately $16.5 million and WMATA liable to the joint ventures for damages in the amount of approximately $4.3 million.

The joint ventures appealed the judgment to the United States Court of Appeals for the District of Columbia, and on February 16, 1999, the Court of Appeals vacated the District Court’s final judgment and ordered the District Court to review its prior findings and hold further hearings in regard to the joint venture’s affirmative claims. In addition, the Court of Appeals held that statutory interest on any of the claims will not accrue until final judgment is entered sometime in the future.

On February 28, 2001, a successor District Court Judge informed the parties that he could not certify adequate familiarity with the record to complete the remaining proceedings; therefore, he granted the joint ventures’ motion for a new trial. The joint ventures are seeking $28.9 million, plus interest, from WMATA, and WMATA is seeking $29.3 million from the joint ventures. A new trial was completed in January 2002 and a decision is still pending. The ultimate financial impact of the Judge’s pending decision is not yet determinable; therefore, no provision for loss, if any, has been recorded in the financial statements.

(b) Tutor-Saliba-Perini Joint Venture vs. Los Angeles MTA Matter

During 1995, a joint venture, Tutor-Saliba-Perini, or TSP, in which Perini is the 40% minority partner and Tutor-Saliba Corporation of Sylmar, California is the 60% managing partner, filed a complaint in the Superior Court of the State of California for the County of Los Angeles against the Los Angeles County Metropolitan Transportation Authority, or the MTA, seeking to recover costs for extra work required by the MTA in connection with the construction of certain tunnel and station projects. In February 1999 the MTA countered with civil claims under the California False Claims Act against TSP, Tutor-Saliba and Perini jointly and severally. Ronald N. Tutor, the Chairman and Chief Executive Officer of Perini since March 2000, is also the chief executive officer and the sole stockholder of Tutor-Saliba Corporation.

Claims concerning the construction of the MTA projects were tried before a jury in 2001. During trial, the Judge ruled that TSP had failed to comply with the Court’s prior discovery orders and the Judge penalized TSP, Tutor-Saliba and Perini for the alleged non-compliance by dismissing all of TSP’s claims and by ruling, without a jury finding, that TSP was liable to the MTA for damages on the MTA’s counterclaims. The Judge then instructed the jury that TSP was liable to the MTA and charged the jury with the responsibility of determining

PERINI CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (Continued)

(5) Contingencies and Commitments (continued)

(b) Tutor-Saliba-Perini Joint Venture vs. Los Angeles MTA Matter (continued)

the amount of the damages based on the Judge’s ruling. The jury awarded the MTA approximately $29.6 million in damages.

On March 26, 2002, the Judge amended the award, ordering TSP to pay the MTA an additional $33.4 million in costs and attorney fees, with the aggregate $63.0 million award subject to interest at an annual rate of 10% from the date of the award.

TSP and the other plaintiffs/defendants in the counterclaim have appealed the Judge’s discovery sanction, the subsequent jury award and the amended award. The ultimate financial impact of the Judge’s ruling and/or the awards is not yet determinable. Therefore, no provision for loss, if any, has been recorded in the financial statements.

(c) City of San Francisco vs. Tutor-Saliba, Perini & Buckley Joint Venture Matter

In November 2002, the San Francisco City Attorney, on behalf of the City and County of San Francisco and the citizens of California, filed a civil action with a demand for a jury trial against Perini, Tutor-Saliba Corporation, or TSC, the Tutor-Saliba, Perini & Buckley Joint Venture, Buckley & Company, Inc., or Buckley, and their bonding companies in the United States District Court in San Francisco relating to seven projects for work on the expansion of the San Francisco International Airport. A second amended complaint was filed in July 2003 which, among other things, added Ronald N. Tutor as a defendant. The joint venture was established by TSC, Perini and Buckley through two joint venture agreements dated October 28, 1996 and February 11, 1997 (“Joint Venture Agreements”). The joint venture had agreements with the Owner to perform work (“Contracts”) on only two of the above projects (“Projects”) and, as part of those Contracts, the joint venture provided performance and payment bonds to the Owner (“Bonds”).

On or about May 24, 2004, the Court granted substantial portions of the defendants’ motion to dismiss the plantiffs’ second amended complaint with leave to amend certain causes of action. On June 21, 2004, the plaintiffs filed their third amended complaint. In the third amended complaint, the plaintiffs allege, among other things, various overcharges, bidding violations, violations of minority contracting regulations, civil fraud, violations of the California False Claims and Unfair Competition Acts and breach of contract. In addition, the plaintiffs allege that the defendants have violated the United States Racketeer Influenced Corrupt Organizations Act. The plaintiffs have asserted approximately $45 million in actual damages against the joint venture and each of its partners as well as substantial liquidated damages, treble damages, punitive and exemplary damages, various civil penalties and a declaration that TSC and the joint venture are irresponsible bidders. The defendants intend to file a motion to dismiss the third amended complaint.

TSC is the managing partner of the joint venture and, in December 1997, Perini sold its entire 20% interest in the joint venture to TSC. As part of that sale agreement, TSC agreed to indemnify Perini from any liability that Perini is required to pay by reason of or arising out of any event or occurrence subsequent to the date of the sale of Perini’s interest in the joint venture in any way connected with the Joint Venture Agreements, the Contracts, the Projects and the Bonds. It is unclear based on the plaintiffs’ current complaint whether the claims against the joint venture arise out of events that occurred subsequent to the date of the sale of Perini’s interest. The ultimate financial impact of this action is not yet determinable.

PERINI CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (Continued)

(5) Contingencies and Commitments (continued)

(d) Perini/Kiewit/Cashman Joint Venture—Central Artery/Tunnel Project Matter

Perini/Kiewit/Cashman Joint Venture, or PKC, a joint venture in which Perini holds a 56% interest and is the managing partner, is currently pursuing a series of claims for additional contract time and/or compensation against the Massachusetts Highway Department, or MHD, for work performed by PKC on a portion of the Central Artery/Tunnel project in Boston, Massachusetts. During construction, MHD ordered PKC to perform changes to the work and issued related direct cost changes with an estimated value, excluding time delay and inefficiency costs, in excess of $100 million. In addition, PKC encountered a number of unforeseen conditions during construction that greatly increased PKC’s cost of performance.

Certain of PKC’s claims have been presented to a Disputes Review Board, or the DRB, which consists of three construction experts chosen by the parties. To date, the DRB has ruled on a binding basis that PKC is entitled to additional compensation for its contract time delay claim in the amount of $17.4 million. On March 20, 2002, the Superior Court of the Commonwealth of Massachusetts approved PKC’s request to have MHD comply with the DRB’s $17.4 million award. The MHD has appealed the Superior Court decision to the Appeals Court of the Commonwealth of Massachusetts.

The DRB has also ruled on a binding basis that PKC is entitled to additional compensation awards totaling $17.1 million for impacts and inefficiencies caused by MHD to certain of PKC’s work. PKC has filed applications in these actions seeking to confirm the awards and MHD has filed civil actions in Massachusetts Superior Court seeking to vacate these awards.

Under the Dispute Resolution Rules of the contract, either party may periodically terminate the services of some or all of the DRB members provided that members who are removed under this provision will remain on the DRB through the completion of any then pending claims. The MHD has chosen to remove the current DRB members under this provision and those members are in the process of completing hearings on all pending claims. Although the replacement DRB members have been agreed upon, proceedings before the current DRB and the new DRB have been postponed pending completion of the negotiation and mediation discussed below.

The pending claims yet to be decided by the current DRB on a binding basis have an anticipated value of $49.4 million. The remaining claims to be decided by the replacement DRB on a non-binding basis have an anticipated value of $72.6 million.

On August 14, 2002 the Massachusetts Attorney General’s office, pursuant to its authority under the Massachusetts False Claims Act, served a Civil Investigative Demand (“CID”) on Perini and the other joint venture partners. The CID sought the production of certain construction claims documentation in connection with the Central Artery/Tunnel Contract No. C11A1. PKC vigorously denies that it submitted any false claims and is cooperating with the Attorney General’s Office in the ongoing investigation.

In December 2002, PKC and MHD entered into an agreement to attempt to resolve by negotiation and mediation all of the outstanding claims on the project. As part of the agreement, the MHD recommended for approval by the Massachusetts Turnpike Authority a contract modification that provides for provisional payments to PKC totaling $25 million against PKC’s outstanding claims. To date, PKC has received $23.75 million of those provisional payments. The parties also agreed to stay the pending litigation and DRB proceedings during the negotiations. Perini began mediation on all claims in September 2003. Management has made an estimate of the total anticipated cost recovery on this project and it is included in revenue recorded to date. To the extent new facts become known or the final cost recovery included in the claim settlement varies from this estimate, the impact of the change will be reflected in the financial statements at that time.

PERINI CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (Continued)

(5) Contingencies and Commitments (continued)

(e) Redondo/Perini Joint Venture vs. Siemens Transportation Matter

This is a binding arbitration proceeding arising out of a contract between the Redondo/Perini Joint Venture, or RPJV, a joint venture in which Perini and Redondo Construction Corp., or Redondo, each have a 50% interest, and the Siemens Transportation Partnership, S.E., Puerto Rico, or STP. STP is constructing a public metropolitan passenger rail transportation project for the Commonwealth of Puerto Rico and RPJV is responsible for the design and construction of a portion of the project.

On March 19, 2002, Redondo filed a petition for reorganization under 11 U.S.C. Chapter 11 in U.S. Bankruptcy Court for the District of Puerto Rico.

On December 23, 2002, RPJV filed an arbitration demand against STP seeking the recovery of approximately $38 million of additional costs related to design changes and the late completion of the design. On January 31, 2003, STP filed a counter-demand against RPJV seeking the recovery of damages allegedly related to defects in design and construction and the late completion of RPJV’s work in the amount of approximately $17.9 million along with the repayment of approximately $22.6 million for alleged advances previously paid to RPJV.

The parties each have revised their statement of damages. RPJV’s total claim is approximately $74.0 million. STP’s revised claim is now approximately $54.5 million, including its claim for alleged advances already paid.

Arbitration evidentiary hearings have commenced. Management has made an estimate of the anticipated total cost recovery on this project and it is included in revenue recorded to date.

To the extent new facts become known or the final cost recovery included in the claim settlement varies from this estimate, the impact of the change will be reflected in the financial statements at that time.

(f) $21.25 Preferred Shareholders Class Action Lawsuit

On October 15, 2002, Frederick Doppelt, Arthur I. Caplan and Leland D. Zulch filed a lawsuit individually and as representatives of a class of holders of Perini’s Depositary Shares against certain current and former directors of Perini. This lawsuit is captioned Doppelt, et al. v. Tutor, et al., United States District Court for the District of Massachusetts, No. 02CV12010 (MLW). Mr. Doppelt is a current director of Perini and Mr. Caplan is a former director of Perini. Specifically, the original complaint alleged that the defendants breached their fiduciary duties owed to the holders of the Depositary Shares and to Perini. The plaintiffs principally allege that the defendants improperly authorized the exchange of Series B Preferred Stock for common stock while simultaneously refusing to pay accrued dividends due on the Depositary Shares.

In July 2003, the plaintiffs filed an amended complaint. The amended complaint added an allegation that the defendants further breached their fiduciary duties by authorizing a tender offer for the purchase of up to 90% of the Depositary Shares and an allegation that the collective actions of the defendants constitute unfair and deceptive business practices under the provisions of the Massachusetts Consumer Protection Act. The amended complaint withdrew the allegation of a breach of fiduciary duty owed to Perini, but retained the allegation with respect to a breach of those duties owed to the holders of the Depositary Shares.

On April 12, 2004, pursuant to defendants’ motion to dismiss, the Court dismissed the claim under the Massachusetts Consumer Protection Act. The Court did not dismiss the claim for breach for fiduciary duty,

PERINI CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (Continued)

(5) Contingencies and Commitments (continued)

(f) $21.25 Preferred Shareholders Class Action Lawsuit (continued)

except as such claim relates to the tender offer for the purchase of Perini’s Depositary Shares. Pursuant to the Court’s April 12, 2004 Order, in May 2004 the plaintiffs filed a third amended complaint and thereafter filed a motion for class certification. The plaintiffs seek damages in an amount not less than $10 million, plus interest, costs, fees and other unspecified damages.

In 2001, a similar lawsuit was filed by some of the same plaintiffs in the United States District Court for the Southern District of New York, which claimed that Perini breached its contract with the holders of Depositary Shares. In 2002, the case was dismissed and upon appeal by the plaintiffs to the United States Court of Appeals for the Second Circuit, the Court of Appeals affirmed the dismissal.

(6) Long-term Debt

In February 2003, the terms of our $45 million credit agreement (the “Credit Agreement”) were amended to increase the revolving credit facility from $45 million to $50 million; to extend the term of the Credit Agreement from January 2004 to June 2005; to increase the amount of unborrowed revolving commitment available for letters of credit from $5.0 million to $7.5 million; and to adjust certain financial covenants.

(7) (Provision) Credit For Income Taxes

The (provision) credit for income taxes reflects a lower-than-normal tax rate in both 2004 and 2003 due in part to the realization of a portion of the federal tax benefit not recognized in prior years due to certain accounting limitations. The credit for income taxes for the six months ended June 30, 2003 also includes the recognition of an additional $7.0 million federal tax benefit in accordance with SFAS No. 109, “Accounting for Income Taxes,” based on the expectation that we will be able to utilize a portion of our net operating loss carryforwards in future years.

(8) Per Share Data

Basic earnings per common share was computed by dividing net income less dividends accrued on the $21.25 Preferred Stock during all periods presented plus the reversal in the second quarter of 2003 of dividends on the $21.25 Preferred Stock previously accrued but no longer required based on the results of the tender offer completed in 2003 (see Note 9) by the weighted average number of common shares outstanding. Diluted earnings per common share was similarly computed after giving consideration to the dilutive effect of stock options and warrants outstanding on the weighted average number of common shares outstanding.

Options to purchase 380,000 shares of Common Stock at prices ranging from $6.85 to $8.66 per share were outstanding at June 30, 2003 but were not included in the computation of diluted earnings per share because the options’ exercise price was greater than the average market price of the Common Stock. In addition, the effect of the assumed conversion of our Stock Purchase Warrants was antidilutive for the three month and six month periods ended June 30, 2003, and the effect of the assumed conversion of our outstanding $21.25 Preferred Stock into Common Stock was antidilutive for all periods presented.

PERINI CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS—(Continued)

(9) Dividends

(a) Common Stock

There were no cash dividends declared or paid on our outstanding Common Stock during the periods presented in the consolidated condensed financial statements included herein.

(b) $21.25 Preferred Stock

The covenants of our prior credit agreements required us to suspend the payment of quarterly dividends on our $21.25 Preferred Stock until certain financial criteria were met. While quarterly dividends on the $21.25 Preferred Stock have not been paid since 1995, they have been fully accrued due to the “cumulative” feature of the $21.25 Preferred Stock. In 2003, we completed a tender offer on our $21.25 Preferred Stock whereby we purchased 440,627 Depositary Shares. As a result of this transaction, approximately $7.3 million of previously accrued and unpaid dividends was reversed and restored to “Paid-In Surplus” in the Consolidated Condensed Balance Sheets. Accordingly, the aggregate amount of dividends in arrears at June 30, 2004 is approximately $10.4 million, which represents approximately $185.94 per share of $21.25 Preferred Stock or approximately $18.59 per Depositary Share and is included in “Other Long-term Liabilities” in the Consolidated Condensed Balance Sheets. Under the terms of the $21.25 Preferred Stock, the holders of Depositary Shares are entitled to elect two additional Directors when dividends have been deferred for more than six quarters, and they did so at each of the last seven annual meetings of stockholders.

PERINI CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS—(Continued)

(10) Business Segments

The following tables set forth certain business segment information relating to our operations for the three month and six month periods ended June 30, 2004 and 2003 (in thousands):

Six months ended June 30, 2004	Reportable Segments
	Building	Civil	Management Services	Totals	Corporate		Consolidated Total
Revenues	$661,510	$63,805	$250,797	$976,112	$—		$976,112
Income from Construction Operations	$14,682	$1,229	$17,067	$32,978	$(4,527	)*	$28,451
Assets	$314,719	$212,139	$23,242	$550,100	$82,737	**	$632,837

Six months ended June 30, 2003	Reportable Segments
	Building	Civil	Management Services	Totals	Corporate		Consolidated Total
Revenues	$415,013	$91,258	$71,325	$577,596	$—		$577,596
Income from Construction Operations	$4,482	$1,858	$7,375	$13,715	$(4,314	)*	$9,401
Assets	$187,346	$198,984	$24,120	$410,450	$38,979	**	$449,429

Three months ended June 30, 2004	Reportable Segments
	Building	Civil	Management Services	Totals	Corporate		Consolidated Total
Revenues	$370,072	$36,348	$89,388	$495,808	$—		$495,808
Income from Construction Operations	$9,209	$1,032	$6,585	$16,826	$(2,160	)*	$14,666

Three months ended June 30, 2003	Reportable Segments
	Building	Civil	Management Services	Totals	Corporate		Consolidated Total
Revenues	$206,011	$45,557	$34,768	$286,336	$—		$286,336
Income from Construction Operations	$2,989	$216	$3,666	$6,871	$(2,365	)*	$4,506

*	In all periods, consists of corporate general and administrative expenses.
**	In all periods, corporate assets consist principally of cash and cash equivalents, net deferred tax asset, land held for sale and other investments available for general corporate purposes.

PERINI CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS—(Continued)

(11) Employee Pension Plans

We have a defined benefit pension plan that covers our executive, professional, administrative and clerical employees, subject to certain specified service requirements. We also have an unfunded supplemental retirement plan for certain employees whose benefits under the defined benefit plan are reduced because of compensation limitations under federal tax laws. In accordance with SFAS No. 132R, “Employers’ Disclosures About Pensions and Other Post-Retirement Benefits,” the pension disclosure presented below includes aggregated amounts for both of our plans. The following table sets forth the net pension cost by component for the three month and six month periods ended June 30, 2004 and 2003 (in thousands):

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2004	2003	2004	2003
Service cost—benefits earned during the period	$535	$458	$1,071	$914
Interest cost on projected benefit obligation	1,196	1,168	2,392	2,337
Expected return on plan assets	(967)	(1,137)	(1,935)	(2,273)
Amortization of prior service costs	9	9	18	18
Recognized actuarial loss	463	167	925	333

Net Pension Cost	$1,236	$665	$2,471	$1,329

As previously disclosed in our financial statements for the year ended December 31, 2003, we expected to contribute $4.0 million to the pension plan in 2004. On April 1, 2004, we made the $4.0 million cash contribution and do not plan to make any further contributions to the pension plan in 2004.

Effective June 1, 2004, all benefit accruals under our pension plan were frozen; however, current vested benefits will be preserved. We have evaluated the financial impact of this decision on our 2004 pension expense and results of operations and believe that the financial impact will not be material.

In accordance with SFAS No. 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits,” a one-time charge of $0.2 million was recorded in the second quarter of 2004. In addition, based upon a re-evaluation of the funded status of our pension plans as of June 1, 2004, we recorded a $0.9 million increase, net of tax, in accumulated other comprehensive loss attributable to the change in the additional minimum pension liability recognized pursuant to SFAS No. 87, “Employers’ Accounting for Pensions.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

This discussion presents information as of and for the three month and six month periods ended June 30, 2004. You should read the following discussion of our results of operations and financial condition together with our unaudited financial statements and related notes contained elsewhere in this prospectus supplement. We also direct your attention to the text under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 20 of the accompanying prospectus, which presents information as of and for the twelve month periods ended December 31, 2003 and 2002.

Overview

Perini Corporation is a construction services company offering diversified general contracting, construction management and design-build services to private clients and public agencies throughout the world. We have provided construction services since 1894 and have established a strong reputation within our markets by executing large, complex projects on time and within budget while adhering to strict quality control measures. We offer general contracting, preconstruction planning and comprehensive project management services, including the planning and scheduling of the manpower, equipment, materials and subcontractors required for a project. We also offer self-performed construction services including site work, concrete forming and placement and steel erection.

Our business is conducted through three primary segments: building, civil, and management services. Our building segment focuses on large, complex projects in the hospitality and gaming, sports and entertainment, educational, transportation and healthcare markets. Our civil segment is involved in public works construction primarily in the northeastern United States, including the repair, replacement and reconstruction of public infrastructure such as highways, bridges and mass transit systems. Our management services segment provides diversified construction, design-build and maintenance services to the U.S. military and government agencies as well as power producers, surety companies and multi-national corporations.

Significant Accounting Policies

Our significant accounting policies are described in Note 1 of Notes to Consolidated Financial Statements for the years ended December 31, 2003, 2002 and 2001 included in the accompanying prospectus. Our critical accounting policies are also identified and discussed in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the accompanying prospectus. We have made no significant change in these policies during 2004.

Recent Developments

Move to New York Stock Exchange

On April 1, 2004, our common stock, $1.00 par value, began trading on the New York Stock Exchange under the ticker symbol “PCR.” Previously, our common stock was listed on the American Stock Exchange. Our $21.25 Convertible Exchangeable Preferred Stock remains listed on the American Stock Exchange.

Secondary Offering Completed

On April 13, 2004, we completed a secondary offering of approximately 5.9 million shares of our common stock at $15.00 per share on behalf of a stockholder group consisting of Blum Capital Partners, L.P., PB Capital Partners, L.P., The Common Fund for Non-Profit Organizations, National Union Fire Insurance Company of Pittsburgh, Pa., a member of American International Group, and The Union Labor Life Insurance Company acting on behalf of its Separate Account P. We did not receive any proceeds of the offering.

Resale Registration Statement

On July 13, 2004, we filed a shelf registration statement with the Securities and Exchange Commission to register the resale of approximately 11.4 million shares of our common stock held by certain existing stockholders. The selling stockholders consist of Tutor-Saliba Corporation, National Union Fire Insurance Company of Pittsburgh, Pa., a member of American International Group, O&G Industries, Inc., Blum Capital Partners, L.P., PB Capital Partners, L.P., and The Union Labor Life Insurance Company acting on behalf of its Separate Account P. We will not receive any proceeds from the sales of these securities by the selling stockholders.

Backlog Analysis for 2004

We include a construction project in our backlog at such time as a contract is awarded or a firm letter of commitment is obtained and funding is in place. The following table provides an analysis of our backlog by business segment for the six month period ended June 30, 2004.

	Backlog at December 31, 2003	New Business Awarded	Revenue Recognized	Backlog at June 30, 2004
	(In thousands)
Building	$896,799	$539,840	$(661,510)	$775,129
Civil	305,698	10,725	(63,805)	252,618
Management Services	463,967	47,683	(250,797)	260,853

Total	$1,666,464	$598,248	$(976,112)	$1,288,600

Results of Operations

Comparison of the Second Quarter of 2004 with the Second Quarter of 2003

Net income increased by $8.6 million, from $3.6 million in 2003 to $12.2 million in 2004, due primarily to the increase in revenues discussed below. In addition, both 2004 and 2003 reflect a lower-than-normal tax rate due to the realization of a portion of the federal tax benefit not recognized in prior years due to certain accounting limitations.

	Revenues for the Three Months Ended June 30,		Increase (Decrease)	% Change
	2004	2003
	(In millions)
Building	$370.1	$206.0	$164.1	79.7%
Civil	36.3	45.5	(9.2)	(20.2)%
Management Services	89.4	34.8	54.6	156.9%

Total	$495.8	$286.3	$209.5	73.2%

Overall revenues increased by $209.5 million (or 73.2%), from $286.3 million in 2003 to $495.8 million in 2004. This increase was due primarily to an increase in building revenues of $164.1 million (or 79.7%), from $206.0 million in 2003 to $370.1 million in 2004, and an increase in management services revenues of $54.6 million (or 156.9%), from $34.8 million in 2003 to $89.4 million in 2004. The increase in building construction revenues was due primarily to the timing of the start up of new projects in the hospitality and gaming market, particularly in California and Nevada, and reflects the significantly higher building segment backlog entering 2004 compared to 2003. The increase in management services revenues is due primarily to the new contracts we were awarded in late 2003 related to the rebuilding of Iraq and Afghanistan. These increases were partly offset by a decrease in civil construction revenues of $9.2 million (or 20.2%), from $45.5 million in 2003 to $36.3 million in 2004. The decrease in revenues from civil construction operations primarily reflects a decreasing backlog of civil construction work as the pace of new contract awards slowed due to a temporary decrease in the number of public works projects available to bid and increased competition from other contractors.

	Income from Construction Operations for the Three Months Ended June 30,		Increase (Decrease)	% Change
	2004	2003
	(In millions)
Building	$9.2	$3.0	$6.2	206.7%
Civil	1.0	0.2	0.8	400.0%
Management Services	6.6	3.7	2.9	78.4%

Subtotal	$16.8	$6.9	$9.9	143.5%
Less: Corporate	(2.1)	(2.4)	(0.3)	(12.5)%

Total	$14.7	$4.5	$10.2	226.7%

Income from construction operations (excluding corporate) increased by $9.9 million (or 143.5%), from $6.9 million in 2003 to $16.8 million in 2004. Building construction income from operations increased by $6.2 million (or 206.7%), from $3.0 million in 2003 to $9.2 million in 2004, due primarily to the increase in revenues discussed above. In addition, building construction income from operations improved due to a $1.1 million decrease in building construction-related general and administrative expenses as one business unit benefited from the impact of certain cost reduction measures instituted during 2003, as well as a greater ability to utilize personnel on projects as a result of the increased number of projects in process. Management services income from operations increased by $2.9 million (or 78.4%), from $3.7 million in 2003 to $6.6 million in 2004, due primarily to the increase in revenues discussed above partly offset by lower gross profit margins in 2004 on projects currently in process. Despite the decrease in revenues discussed above, civil construction income from operations increased by $0.8 million, from $0.2 million in 2003 to $1.0 million in 2004, due primarily to an increase in gains realized from the sale of equipment.

Other expense increased by $1.3 million, from an expense of $0.1 million in 2003 to an expense of $1.4 million in 2004, due primarily to a $0.7 million increase in expenses related to the secondary stock offering completed in April 2004, as well as a $0.2 million increase in the amortization of the intangible asset established in conjunction with the accounting for the acquisition of Cummings in January 2003. Also, in accordance with SFAS No. 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits,” we recorded a one-time charge of $0.2 million in the second quarter of 2004 due to the decision to freeze all benefit accruals under our defined benefit pension plan effective June 1, 2004.

The provision for income taxes reflects a lower-than-normal tax rate in both 2004 and 2003 due to the realization of a portion of the federal tax benefit not recognized in prior years due to certain accounting limitations.

Pro Forma Net Income

As mentioned above, our reported net income was $12.2 million and $3.6 million for the three months ended June 30, 2004 and 2003, respectively. Our reported basic earnings per common share were $0.51 and $0.43 for the three months ended June 30, 2004 and 2003, respectively. Our reported diluted earnings per common share were $0.48 and $0.41 for the three months ended June 30, 2004 and 2003, respectively. Assuming an effective income tax rate of 38% and also assuming that we completed our 2003 tender offer for our $21.25 Preferred Stock prior to January 1, 2003, pro forma net income for the three months ended June 30, 2004 would have been $8.1 million, as compared to pro forma net income of $2.6 million for the three months ended June 30,

2003. Similarly, pro forma basic earnings per common share for the three months ended June 30, 2004 would have been $0.34, as compared to pro forma basic earnings per common share of $0.10 for the three months ended June 30, 2003. Pro forma diluted earnings per common share for the three months ended June 30, 2004 would have been $0.31, as compared to pro forma diluted earnings per common share of $0.10 for the three months ended June 30, 2003. The reconciliation of reported net income to pro forma net income for the three months ended June 30, 2004 and 2003 is set forth below.

Comparison of the Six Months Ended June 30, 2004 With the Six Months Ended June 30, 2003

Income before taxes increased by $16.2 million, from $8.7 million in 2003 to $24.9 million in 2004, due primarily to an overall increase in revenues. However, net income increased by only $8.4 million, from $15.0 million in 2003 to $23.4 million in 2004, due primarily to the recognition of an additional $7.0 million federal tax benefit in 2003 based on the expectation that we will be able to utilize a portion of our net operating loss carryforwards in future years. In addition, both 2004 and 2003 reflect a lower-than-normal tax rate due to the realization of a portion of the federal tax benefit not recognized in prior years due to certain accounting limitations.

	Revenues for the Six Months Ended June 30,		Increase (Decrease)	% Change
	2004	2003
	(In millions)
Building	$661.5	$415.0	$246.5	59.4%
Civil	63.8	91.3	(27.5)	(30.1)%
Management Services	250.8	71.3	179.5	251.8%

Total	$976.1	$577.6	$398.5	69.0%

Overall revenues increased by $398.5 million (or 69.0%), from $577.6 million in 2003 to $976.1 million in 2004. This increase was due primarily to an increase in building revenues of $246.5 million (or 59.4%), from $415.0 million in 2003 to $661.5 million in 2004, and an increase in management services revenues of $179.5 million (or 251.8%), from $71.3 million in 2003 to $250.8 million in 2004. The increase in building construction revenues was due primarily to the timing of the start up of new projects in the hospitality and gaming market, particularly in California and Nevada, and reflects the significantly higher building segment backlog entering 2004 compared to 2003. The increase in management services revenues is due primarily to the new contracts we were awarded in late 2003 related to the rebuilding of Iraq and Afghanistan. These increases were partly offset by a decrease in civil construction revenues of $27.5 million (or 30.1%), from $91.3 million in 2003 to $63.8 million in 2004. The decrease in revenues from civil construction operations primarily reflects a decreasing backlog of civil construction work as the pace of new contract awards slowed due to a temporary decrease in the number of public works projects available to bid and increased competition from other contractors.

	Income from Construction Operations for the Six Months Ended June 30,		Increase (Decrease)	% Change
	2004	2003
	(In millions)
Building	$14.7	$4.4	$10.3	234.1%
Civil	1.2	1.9	(0.7)	(36.8)%
Management Services	17.1	7.4	9.7	131.1%

Subtotal	$33.0	$13.7	$19.3	140.9%
Less: Corporate	(4.5)	(4.3)	0.2	4.7%

Total	$28.5	$9.4	$19.1	203.2%

Income from construction operations (excluding corporate) increased by $19.3 million (or 140.9%), from $13.7 million in 2003 to $33.0 million in 2004. Building construction income from operations increased by $10.3 million (or 234.1%), from $4.4 million in 2003 to $14.7 million in 2004, due primarily to the increase in revenues discussed above. In addition, building construction income from operations improved due to a $1.5 million decrease in building construction-related general and administrative expenses as one business unit benefited from the impact of certain cost reduction measures instituted during 2003, as well as a greater ability to utilize personnel on projects as a result of the increased revenues and number of projects in process. Management services income from operations increased by $9.7 million (or 131.1%), from $7.4 million in 2003 to $17.1 million in 2004, due primarily to the increase in revenues discussed above partly offset by a lower gross profit margin in 2004 because 2003 included a profit increase based on favorable cost experience on a fixed price overseas project. Primarily as a result of the decrease in revenues discussed above, civil construction income from operations decreased by $0.7 million, from $1.9 million in 2003 to $1.2 million in 2004. In addition, civil construction income from operations in 2003 included a substantial profit increase on an infrastructure project as a result of favorable resolution of change orders and claims.

Other expense increased by $3.0 million, from an expense of $0.3 million in 2003 to an expense of $3.3 million in 2004, due primarily to a $1.5 million increase in expenses related to the secondary stock offering completed in April 2004, as well as a $1.0 million increase in the amortization of the intangible asset established in conjunction with the accounting for the acquisition of Cummings in January 2003. Also, in accordance with SFAS No. 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits,” we recorded a one-time charge of $0.2 million in 2004 due to the decision to freeze all benefit accruals under our defined benefit pension plan effective June 1, 2004.

The (provision) credit for income taxes reflects a lower-than-normal tax rate in both 2004 and 2003 due in part to the realization of a portion of the federal tax benefit not recognized in prior years due to certain accounting limitations. The credit for income taxes in 2003 also includes the recognition of an additional $7.0 million federal tax benefit in accordance with SFAS No. 109, “Accounting for Income Taxes,” based on the expectation that we will be able to utilize a portion of our net operating loss carryforwards in future years.

Reconciliation of Reported Net Income to Pro Forma Net Income

As mentioned above, our reported net income was $23.4 million and $15.0 million for the six months ended June 30, 2004 and 2003, respectively. Our reported basic earnings per common share were $0.99 and $0.91 for the six months ended June 30, 2004 and 2003, respectively. Our reported diluted earnings per common share were $0.91 and $0.89 for the six months ended June 30, 2004 and 2003, respectively. Assuming an effective income tax rate of 38% and also assuming that we completed our 2003 tender offer for our $21.25 Preferred Stock prior to January 1, 2003, pro forma net income for the six months ended June 30, 2004 would have been $15.4 million, as compared to pro forma net income of $5.4 million for the six months ended June 30, 2003. Similarly, pro forma basic earnings per common share for the six months ended June 30, 2004 would have been $0.64, as compared to pro forma basic earnings per common share of $0.21 for the six months ended June 30, 2003. Pro forma diluted earnings per common share for the six months ended June 30, 2004 would have been $0.60, as compared to pro forma diluted earnings per common share of $0.21 for the six months ended June 30, 2003. The reconciliation of reported net income to pro forma net income for the three month and six month periods ended June 30, 2004 and 2003 is set forth below:

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2004	2003	2004	2003
	(In thousands, except per share data)
Reported net income	$12,176	$3,618	$23,397	$15,037
Less: (Provision) credit for income taxes	(966)	(525)	(1,495)	6,375

Income before income taxes	13,142	4,143	24,892	8,662
Provision for income taxes assuming 38% effective rate	4,994	1,574	9,459	3,292

Pro forma net income	$8,148	$2,569	$15,433	$5,370

Less: Dividends accrued on Preferred Stock assuming the tender offer took place prior to January 1, 2003	(297)	(297)	(594)	(594)

Pro forma total available for common stockholders	$7,851	$2,272	$14,839	$4,776

Pro forma basic earnings per common share	$0.34	$0.10	$0.64	$0.21

Pro forma diluted earnings per common share	$0.31	$0.10	$0.60	$0.21

Weighted average common shares outstanding:
Basic	23,202	22,707	23,108	22,686
Effect of dilutive stock options and warrants outstanding	1,766	823	1,823	418

Diluted	24,968	23,530	24,931	23,104

To supplement our unaudited consolidated financial statements presented on a generally accepted accounting principles (GAAP) basis, we sometimes use non-GAAP measures of net income, earnings per share and other measures that we believe are appropriate to enhance an overall understanding of our historical financial performance and future prospects. The non-GAAP results, which are adjusted to exclude certain costs, expenses, gains and losses from the comparable GAAP measures, are an indication of our baseline performance before gains, losses or other charges that are considered by management to be outside of our core operating results. These non-GAAP results are among the indicators management uses as a basis for evaluating our financial performance as well as for forecasting future periods. For these reasons, management believes these non-GAAP measures can be useful to investors, potential investors and others. The presentation of this additional information is not meant to be considered in isolation or as a substitute for net income or earnings per share prepared in accordance with GAAP.

Liquidity and Capital Resources

Cash and Working Capital

We have a $50 million revolving credit facility (the “Credit Facility”) which is scheduled to expire in June 2005. Amounts due in June 2005, if not extended or repaid, convert to a three-year term loan. Management believes that the Credit Facility provides us with the flexibility to provide the working capital needed to support the anticipated growth of our construction activities. At June 30, 2004, we had $47.2 million available to borrow under the Credit Facility.

The Credit Facility requires, among other things, maintaining a minimum working capital ratio, tangible net worth and operating profit levels, and fixed charge coverage minimums. The terms of our Credit Facility also prohibit us from incurring additional indebtedness without the consent of our lenders, other than financing for our corporate headquarters, insurance premiums and construction equipment, as well as limitations on the purchase and sale of assets outside of the normal course of business. Our obligations under our Credit Facility are guaranteed by substantially all of our current and future subsidiaries, and secured by substantially all of our and our subsidiaries’ assets, including a pledge of all of the capital stock of our subsidiaries.

Cash and cash equivalents as reported in the accompanying consolidated condensed financial statements consist of amounts held by us as well as our proportionate share of amounts held by construction joint ventures. Cash held by us is available for general corporate purposes while cash held by construction joint ventures is available only for joint venture-related uses. Cash held by construction joint ventures is distributed from time to time to us and to the other joint venture participants in accordance with their percentage interest after the joint venture partners determine that a cash distribution is prudent. Cash distributions received by us from our construction joint ventures are then available for general corporate purposes. At June 30, 2004 and December 31, 2003, cash held by us and available for general corporate purposes was $59.4 million and $33.4 million, respectively, and our proportionate share of cash held by joint ventures and available only for joint venture-related uses was $29.9 million and $34.4 million, respectively.

A summary of cash flows for each of the six month periods ended June 30, 2004 and 2003 is set forth below:

	Six Months Ended June 30,
	2004	2003
	(In millions)
Cash flows from:
Operating activities	$20.3	$4.9
Investing activities	(1.4)	(10.7)
Financing activities	2.6	4.8

Net increase (decrease) in cash	$21.5	$(1.0)
Cash at beginning of year	67.8	47.0

Cash at end of period	$89.3	$46.0

During the first six months of 2004, we generated $20.3 million in cash flow from operating activities and $2.6 million in cash flow from financing activities, primarily from a $2.0 million net increase in debt, to fund $1.4 million in cash flow used by investing activities, primarily to acquire construction equipment and to increase our balance of cash on hand. As a result, our consolidated cash balance increased by $21.5 million, from $67.8 million at December 31, 2003 to $89.3 million at June 30, 2004.

Working capital increased from $125.4 million at the end of 2003 to $152.0 million at June 30, 2004. The current ratio increased slightly, from 1.31x to 1.35x during the same period. As of June 30, 2004, accounts receivable amounted to $382.9 million and comprised approximately 65% of our total current assets. This compares to accounts receivable of $328.0 million, or approximately 62% of our total current assets, at December 31, 2003.

The amount of unbilled work decreased by $11.9 million, from $116.6 million at December 31, 2003 to $104.7 million at June 30, 2004, due primarily to the timing of certain contract billings.

Long-term Debt

Long-term debt at June 30, 2004 was $9.0 million, an increase of $0.5 million from December 31, 2003. The long-term debt to equity ratio was .06x at June 30, 2004, compared to .07x at December 31, 2003.

Dividends

There were no cash dividends declared or paid on our outstanding common stock during the periods presented herein.

The covenants in our prior credit agreements required us to suspend the payment of quarterly dividends on our $21.25 Preferred Stock until certain financial criteria were met. While quarterly dividends on the $21.25 Preferred Stock have not been paid since 1995, they have been fully accrued due to the “cumulative” feature of the $21.25 Preferred Stock. The aggregate amount of dividends in arrears is approximately $10.4 million as of June 30, 2004.

Our Board of Directors has not decided that our working capital and other conditions warrant the resumption of payment of the regular dividend or any of the dividends in arrears on the $21.25 Preferred Stock. We do not have any plans or target date for resuming the dividend, given the following circumstances:

•	A strong working capital position provides us with the option of performing large projects without a joint venture partner or to assume the sponsoring partner position resulting in a larger proportionate interest and a greater share of joint venture profits.

•	A significant amount of working capital is dedicated to the funding requirements of our construction backlog, including collection of receivables and the resolution of unapproved change orders and contract claims, and to obtaining surety bonds required by our business.

•	We are pursuing a strategy of expanding our construction business internally and through acquisitions, both of which will likely require additional capital.

Forward-looking Statements

The statements contained in this Management’s Discussion and Analysis of the Consolidated Condensed Financial Statements and other sections of this prospectus supplement and the accompanying prospectus that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including without limitation, statements regarding us or our management’s expectations, hopes, beliefs, intentions or strategies regarding the future. These forward-looking statements are based on our current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to, the continuing validity of the underlying assumptions and estimates of total forecasted project revenues, costs and profits and project schedules; the outcomes of pending or future litigation, arbitration or other dispute resolution proceedings; the availability of borrowed funds on terms acceptable to us; the ability to retain certain members of management; the ability to obtain surety bonds to secure our performance under certain construction contracts; possible labor disputes or work stoppages within the construction industry; changes in federal and state appropriations for infrastructure projects; possible changes or developments in worldwide or domestic political, social, economic, business, industry, market and regulatory conditions or circumstances; and actions taken or not taken by third parties including our customers, suppliers, business partners, and competitors and legislative, regulatory, judicial and other governmental authorities and officials; and other risks and uncertainties discussed under the heading “Risk Factors” in this prospectus supplement and the accompanying prospectus. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Quantitative and Qualitative Disclosures About Market Risk

There has been no material change in our exposure to market risk since December 31, 2003 as described in the section entitled “Quantitative and Qualitative Disclosures About Market Risk” on page 36 of the accompanying prospectus.

11,404,409 Shares

Common Stock

The shares of common stock are being sold by the selling stockholders listed on page 61 of this prospectus. We will not receive any of the proceeds from the shares of common stock sold by the selling stockholders.

Our common stock is listed on the New York Stock Exchange under the symbol “PCR.” The last reported sale price on July 9, 2004, was $10.92 per share.

The selling stockholders may sell the shares of common stock described in this prospectus in a number of different ways and at varying prices. See “Plan of Distribution” beginning on page 72 for more information about how a selling stockholder may sell its shares of common stock.

Investing in our common stock involves risks. See “ Risk Factors” on page 5.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 21, 2004.

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

PROSPECTUS SUMMARY

The following summary contains information about our business. It does not contain all of the information that you need to consider in making an investment decision. You should read this entire prospectus carefully, including the information under “Risk Factors” and our consolidated financial statements and the related notes included elsewhere in this prospectus. In this prospectus, unless the context requires otherwise, “Perini,” “we,” “us” and “our” refer to Perini Corporation, a Massachusetts corporation, and our subsidiaries, including the operations of businesses we acquired prior to the date of acquisition.

Our Company

We are a construction services company offering diversified general contracting, construction management and design-build services to private clients and public agencies throughout the world. We have provided construction services since 1894 and offer general contracting, preconstruction planning and comprehensive project management services, including the planning and scheduling of the manpower, equipment, materials and subcontractors required for a project. We also offer self-performed construction services including site work, concrete forming and placement and steel erection. Our common stock is currently listed on the New York Stock Exchange under the symbol “PCR.” We are a Massachusetts corporation. Our principal office is located at 73 Mt. Wayte Avenue, Framingham, Massachusetts 01701 and our telephone number is (508) 628-2000. Our website address is www.perini.com. We do not incorporate the information on, or accessible through, our website into this prospectus, and you should not consider it part of this prospectus.

Our business is conducted through three primary segments: building, civil, and management services. Our building segment is comprised of Perini Building Company and James A. Cummings, Inc. and focuses on large, complex projects in the hospitality and gaming, sports and entertainment, educational, transportation and healthcare markets. Our civil segment is involved in public works construction primarily in the northeastern United States, including the repair, replacement and reconstruction of public infrastructure such as highways, bridges and mass transit systems. Our management services segment provides diversified construction, design-build and maintenance services to the U.S. military and government agencies as well as power producers, surety companies and multi-national corporations.

The Offering

Common stock offered by the selling stockholders	11,404,409 shares

Common stock outstanding before and after this offering	23,209,285 shares

Dividend policy	We have not paid any cash dividends on our common stock since 1990 and currently do not expect to pay dividends or make any other distributions on such stock in the immediate future.

Use of proceeds	We will not receive any proceeds from the sale of common stock by the selling stockholders.

New York Stock Exchange Symbol	PCR

All of the shares offered by this prospectus are being offered by the selling stockholders.

The number of shares of common stock outstanding before and after this offering is based on the number of shares outstanding as of June 30, 2004 and excludes:

•	2,708,800 shares of common stock reserved for issuance upon the exercise of outstanding stock options at a weighted average exercise price per share of $5.01;

•	195,634 shares of common stock reserved for future awards under our Special Equity Incentive Plan;

•	1,000,000 shares of common stock reserved for future awards under our 2004 Stock Option and Incentive Plan;

•	370,379 shares of common stock reserved for issuance upon conversion of our $21.25 Preferred Stock at a conversion price of $377.50 per share (or $37.75 per Depositary Share); and

•	369,600 shares of common stock reserved for issuance upon exercise of outstanding warrants at an exercise price per share of $8.30, subject to anti-dilution adjustment in the event of certain transactions and other corporate events.

Summary Consolidated Financial Data

The following summary consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Selected Historical Financial Data” and our consolidated financial statements and related notes included elsewhere in this prospectus. The summary consolidated financial data for the years ended December 31, 2003, 2002 and 2001, and as of December 31, 2003 and 2002, are derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated financial data for the years ended December 31, 2000 and 1999 and as of December 31, 2001, 2000 and 1999 are derived from our audited financial statements not included in this prospectus. The summary consolidated financial data for the three months ended March 31, 2004 and 2003 and as of March 31, 2004 and 2003 are derived from our unaudited consolidated condensed financial statements included elsewhere in this prospectus. Backlog and new business awarded are not measures defined in generally accepted accounting principles and have not been derived from our consolidated financial statements. In the opinion of management, the unaudited consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the information set forth therein. The historical results are not necessarily indicative of our future results of operations or financial performance and the results for the three months ended March 31, 2004 should not be considered indicative of results expected for the full year.

	Three Months Ended March 31,		Year Ended December 31,
	2004	2003	2003	2002	2001	2000	1999
	(unaudited)
	(in thousands, except per share data)
Statement of Operations Data
CONTINUING OPERATIONS:
Revenues	$480,304	$291,260	$1,374,103	$1,085,041	$1,553,396	$1,105,660	$1,019,484
Cost Of Operations	456,776	277,557	1,303,851	1,026,391	1,495,834	1,053,328	969,015

Gross Profit	23,528	13,703	70,252	58,650	57,562	52,332	50,469
G&A Expense	9,743	8,808	39,762	32,770	28,061	24,977	26,635

Income From Construction Operations	13,785	4,895	30,490	25,880	29,501	27,355	23,834
Other (Income) Expense, Net	1,844	174	(1,435)	520	227	(949)	(72)
Interest Expense	191	202	1,003	1,485	2,006	3,966	7,128

Income Before Income Taxes	11,750	4,519	30,922	23,875	27,268	24,338	16,778
(Provision) Credit For Income Taxes	(529)	6,900	13,096	(801)	(850)	43	(421)

Income From Continuing Operations	11,221	11,419	44,018	23,074	26,418	24,381	16,357
Loss From Discontinued Operations	—	—	—	—	—	—	(100,005)

Net Income (Loss)	$11,221	$11,419	$44,018	$23,074	$26,418	$24,381	$(83,648)

Income Available For Common Stockholders (1)	$10,924	$10,888	$49,619	$20,949	$24,293	$7,299	$(89,917)

Per Share Of Common Stock:
Basic Earnings (Loss):
Income From Continuing Operations	$0.47	$0.48	$2.18	$0.92	$1.07	$0.39	$1.80
Loss From Discontinued Operations	—	—	—	—	—	—	(17.84)

Total	$0.47	$0.48	$2.18	$0.92	$1.07	$0.39	$(16.04)

Diluted Earnings (Loss):
Income From Continuing Operations	$0.44	$0.48	$2.10	$0.91	$1.04	$0.39	$1.80
Loss From Discontinued Operations	—	—	—	—	—	—	(17.84)

Total	$0.44	$0.48	$2.10	$0.91	$1.04	$0.39	$(16.04)

Weighted Average Common Shares Outstanding:
Basic	23,014	22,664	22,763	22,664	22,623	18,521	5,606
Diluted	24,893	22,678	23,583	22,939	23,442	18,527	5,606

	Three Months Ended March 31,		Year Ended December 31,
	2004	2003	2003	2002	2001	2000	1999
	(unaudited)
	(in thousands, except per share data)
Balance Sheet Data (end of period):
Total Assets	$620,105	$456,054	$565,443	$402,389	$501,241	$487,478	$385,767
Working Capital	153,484	108,369	125,397	115,908	93,369	80,477	48,430
Long-term Debt, Less Current Maturities	19,067	13,745	8,522	12,123	7,540	17,218	41,091
Stockholders’ Equity (Deficit)	133,873	97,537	120,560	86,649	79,408	60,622	(36,618)

Other Data:
Depreciation and Amortization	$1,720	$832	$3,389	$3,202	$2,602	2,191	$3,342
Capital Expenditures	1,651	3,190	5,399	4,510	4,528	1,793	1,599
Backlog (end of period) (2)	1,451,256	991,844	1,666,464	990,175	1,213,535	1,788,731	1,658,077
New Business Awarded (3)	265,096	292,929	2,050,392	861,681	978,200	1,236,314	1,445,305

(1)	Income available for common stockholders includes adjustments to net income for (a) accrued and unpaid dividends on our $21.25 Preferred Stock, or $2.125 Depositary Shares, (b) the reversal of previously accrued and unpaid dividends in the amount of approximately $7.3 million applicable to 440,627 of the $2.125 Depositary Shares purchased and retired by us on June 9, 2003, (c) dividends declared and paid on our Series B Preferred Stock until its exchange for shares of common stock on March 29, 2000 and (d) the $13.7 million assigned to the induced conversion of the Series B Preferred Stock into common stock on March 29, 2000.
(2)	A construction project is included in our backlog at such time as a contract is awarded or a firm letter of commitment is obtained and funding is in place. Backlog is not a measure defined in generally accepted accounting principles, or GAAP, and our backlog may not be comparable to the backlog of other companies. Management uses backlog to assist in forecasting future results.
(3)	New business awarded consists of the original contract price of projects added to our backlog in accordance with Note (2) above plus or minus subsequent changes to the estimated total contract price of existing contracts. Management uses new business awarded to assist in forecasting future results.

RISK FACTORS

You should carefully consider the following risks and all other information contained in this prospectus before purchasing our common stock. If any of the following risks occur, our business, prospects, reputation, results of operations or financial condition could be harmed. In that case, the trading price of our common stock could decline, and you could lose all or part of your investment. This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of specific factors, including the risks described below and elsewhere in this prospectus.

Risks Relating to Our Business

We are subject to significant legal proceedings, which, if determined adversely to us, could harm our reputation, preclude us from bidding on future projects and/or have a material adverse effect on us.

We are involved in various lawsuits, including the legal proceedings described under “Business—Legal Proceedings.” Some of these proceedings involve claims and judgments against us for significant amounts. For example, the litigation with the Los Angeles MTA has resulted in an award against the Tutor-Saliba-Perini joint venture (a joint venture in which we have a 40% interest), Tutor-Saliba and us, jointly and severally, for $63.0 million plus accrued interest. This award is currently being appealed by the joint venture. We do not believe that this or any other pending litigation will ultimately result in a final judgment against us that would materially adversely affect us. Litigation is, however, inherently uncertain and it is not possible to predict what the final outcome will be of any legal proceeding. A final judgment against us would require us to record the related liability and fund the payment of the judgment and, if such adverse judgment is significant, it could have a material adverse effect on us.

In addition, legal proceedings resulting in judgments or findings against us may harm our reputation and prospects for future contract awards. For example, we are defendants in a civil action brought by the San Francisco City Attorney on behalf of the City and County of San Francisco and the citizens of California, in which it is alleged, among other things, that we violated various bidding practices and minority contracting regulations and committed acts of fraud. If a final judgment is determined adversely to us, it may harm our reputation among other municipalities, which could preclude us from being qualified to bid on future municipal projects.

Our contracts require us to perform extra or change order work, which can result in disputes and adversely affect our working capital, profits and cash flows.

Our contracts generally require us to perform extra or change order work as directed by the client even if the client has not agreed in advance on the scope or price of the work to be performed. This process may result in disputes over whether the work performed is beyond the scope of the work included in the original project plans and specifications or, if the client agrees that the work performed qualifies as extra work, the price the client is willing to pay for the extra work. Even when the client agrees to pay for the extra work, we may be required to fund the cost of such work for a lengthy period of time until the change order is approved and funded by the client.

Also, these unapproved change orders, contract disputes or claims result in costs being incurred by us that cannot be billed currently and therefore, are reflected as “unbilled work” in our balance sheet. See Note 1(d) of Notes to Consolidated Financial Statements. To the extent actual recoveries with respect to unapproved change orders, contract disputes or claims are lower than our estimates, the amount of any shortfall will reduce our revenues and the amount of unbilled work recorded on our balance sheet, and could have a material adverse effect on our working capital, results of operations and cash flows. In addition, any delay caused by the extra work may adversely impact the timely scheduling of other project work and our ability to meet specified contract milestone dates. For example, we are currently, along with our joint venture partners, pursuing a series of claims for additional contract time and compensation against the Massachusetts Highway Department for work performed by the joint venture on a portion of the Central Artery/Tunnel project in Boston, Massachusetts. During construction, the Massachusetts Highway Department ordered the joint venture to perform changes to the work and issued related direct cost changes with an estimated value, excluding time delay and inefficiency costs, in excess of $100 million. In addition, we encountered a number of unforeseen conditions during construction that greatly increased our cost of performance. See “Business—Legal Proceedings.”

Economic, political and other risks associated with our international operations involve risks not faced by our domestic competitors, which could adversely affect our revenue and earnings.

Approximately 27% of our revenues for the three months ended March 31, 2004 were derived from our work on projects located outside of the United States. We expect non-U.S. projects to continue to contribute significantly to our revenue and earnings for the foreseeable future. Our international operations expose us to risks inherent in doing business outside the United States, including:

•	political risks, including risks of loss due to civil disturbances, acts of terrorism, acts of war, guerilla activities and insurrection;

•	unstable economic, financial and market conditions;

•	potential incompatibility with foreign joint venture partners;

•	foreign currency controls and fluctuations;

•	trade restrictions;

•	increases in taxes; and

•	changes in labor conditions, labor strikes and difficulties in staffing and managing international operations.

Any of these factors could harm our international operations and, consequently, our business and consolidated operating results. Specifically, failure to successfully manage international growth could result in higher operating costs than anticipated or could delay or preclude altogether our ability to generate revenues in key international markets.

A decrease in U.S. government funding or change in government plans, particularly with respect to rebuilding Iraq and Afghanistan, as well as the risks associated with undertaking projects in these countries, could adversely affect the continuation of existing projects or the number of projects available to us in the future.

We recently performed design-build security upgrades at United States embassies and consulates throughout the world, and we are currently engaged in significant building and infrastructure re-construction activities in Iraq and Afghanistan. The United States federal government has recently approved a spending bill for the reconstruction and defense of Iraq and has allocated significant funds to the defense of United States interests around the world from the threat of terrorism. A decrease in government funding of these projects or a decision by the federal government to reduce or eliminate the use of outside contractors to perform this work would decrease the number of projects available to us and limit our ability to obtain new contracts in this area.

In addition, our projects in Iraq, Afghanistan and other areas of political and economic instability carry with them specific security and operational risks. Intentional or unintentional acts in those countries could result in damage to our construction sites or harm to our employees and could result in our decision to withdraw our operations from the area. Also, as a result of these acts, the federal government could decide to cancel or suspend our operations in these areas.

Increased regulation of the hospitality and gaming industry could reduce the number of future hospitality and gaming projects available, which, in turn, could adversely impact our future earnings.

The hospitality and gaming industry is regulated extensively by federal and state regulatory bodies, including state gaming commissions, the National Indian Gaming Commission and state and federal taxing and law enforcement agencies. From time to time, legislation is proposed in the legislatures of some of these jurisdictions that, if enacted, could adversely affect the tax, regulatory, operational or other aspects of the hospitality and gaming industry. Legislation of this type may be enacted in the future. The federal government has also previously considered a federal tax on casino revenues and may consider such a tax in the future. In addition, companies that operate in the hospitality and gaming industry are currently subject to significant state and local taxes and fees in addition to normal federal and state corporate income taxes, and such taxes and fees are subject to increase at any time. For example, a new tax law enacted in Nevada in 2003 increased the taxes applicable to Nevada gaming operations. Similar legislation or new hospitality and gaming regulations could deter future hospitality and gaming construction projects in jurisdictions in which we derive significant revenue. As a result, the enactment of such legislation or regulations could adversely impact our future earnings.

A decrease in government funding of infrastructure projects could reduce revenues within our civil construction business segment.

Our civil construction markets are dependent on the amount of infrastructure work funded by various governmental agencies which, in turn, depends on the condition of the existing infrastructure, the need for new or expanded infrastructure and federal, state or local government spending levels. A decrease in government funding of infrastructure projects could decrease the number of civil construction projects available and limit our ability to obtain new contracts, which could reduce revenues within our civil construction segment.

If we are unable to accurately estimate the overall risks, revenues or costs on a contract, we may achieve a lower than anticipated profit or incur a loss on the contract.

We generally enter into four principal types of contracts with our clients: fixed price contracts, cost plus fee contracts, guaranteed maximum price contracts, and, to a lesser extent, construction management, or design-build, contracts. A significant portion of our revenues and backlog are derived from fixed price contracts. For example, approximately 15% of our revenues for the three months ended March 31, 2004 were derived from fixed price contracts. Fixed price contracts require us to perform the contract for a fixed price irrespective of our actual costs. As a result, we realize a profit on these contracts only if we successfully control our costs and avoid cost overruns. Cost plus fee contracts provide for reimbursement of the costs required to complete a project, but generally have a lower base fee and an incentive fee based on cost and/or schedule performance. If our costs exceed the revenues available under such a contract or are not allowable under the provisions of the contract, we may not receive reimbursement for these costs. Guaranteed maximum price contracts provide for a cost plus fee arrangement up to a maximum agreed-upon price. These contracts also place the risk on us for cost overruns that exceed the guaranteed maximum price. Construction management and design-build contracts are those under which we agree to manage a project for the client for an agreed-upon fee, which may be fixed or may vary based upon negotiated factors. Profitability on these types of contracts is driven by changes in the scope of work or design issues, which could cause cost overruns beyond our control and limit profits on these contracts.

Cost overruns, whether due to inefficiency, faulty estimates or other factors, result in lower profit or a loss on a project. A significant number of our contracts are based in part on cost estimates that are subject to a number of assumptions. If our estimates of the overall risks, revenues or costs prove inaccurate or circumstances change, then we may incur a lower profit or a loss on the contract.

The percentage-of-completion method of accounting for contract revenue may result in material adjustments, which could result in a charge against our earnings.

We recognize contract revenue using the percentage-of-completion method. Under this method, estimated contract revenue is recognized by applying the percentage of completion of the project for the period to the total estimated revenue for the contract. Estimated contract losses are recognized in full when determined. Contract revenue and total cost estimates are reviewed and revised at a minimum on a quarterly basis as the work progresses and as change orders are approved, and adjustments based upon the percentage of completion are reflected in contract revenue in the period when these estimates are revised. To the extent that these adjustments result in an increase, a reduction or an elimination of previously reported contract profit, we recognize a credit or a charge against current earnings, which could be material.

We are subject to a number of risks as a government contractor, which could harm our reputation, result in fines or penalties against us and/or adversely impact our financial condition.

We are a major provider of services to government agencies and therefore are exposed to risks associated with government contracting. For example, we must comply with and are affected by laws and regulations relating to the formation, administration and performance of government contracts, such as the Federal Acquisition Regulation, the Cost Accounting Standards and Department of Defense security regulations. A violation of these laws or regulations could require us to pay fines and penalties, result in the termination of existing contracts or result in our being suspended from future government contracts. If a government agency determines that we or a subcontractor engaged in improper conduct, we may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeiture of profits, suspension of payments, fines and suspension or prohibition from doing business with the government, any of which could impact our future earnings or harm our reputation.

Government clients generally can terminate or modify their contract with us at their convenience and some government contracts must be renewed annually. If a government client terminates or fails to renew a contract, our backlog may be reduced. If a government client terminates a contract due to our unsatisfactory performance, it could result in liability to us and harm our ability to compete for future contracts.

We have been, are and will be in the future, the subject of audits and cost reviews by contracting agencies, such as the United States Defense Contract Audit Agency, or the DCAA. These agencies review a contractor’s performance and may disallow costs if the agency determines that we accounted for such costs in a manner inconsistent with Cost Accounting Standards or other regulatory and contractual requirements. Therefore, a negative audit could result in a substantial adverse adjustment to our revenues and costs, harm our reputation and result in civil and criminal penalties.

Our participation in construction joint ventures exposes us to liability and/or reputational harm for failures of our partners.

We sometimes enter into joint venture arrangements with outside partners on a joint and several basis so that we can jointly bid on and execute a particular project and reduce our financial or operational risk with respect to such projects. Success on these joint projects depends in large part on whether our joint venture partners satisfy their contractual obligations. If a joint venture partner fails to perform or is financially unable to bear its portion of required capital contributions, we could be required to make additional investments and provide additional services in order to make up for our partner’s shortfall. Further, if we are unable to adequately address our partner’s performance issues, the client may terminate the project, which could result in legal liability to us, harm our reputation and reduce profit on a project.

Our pension plan is underfunded and we may be required to make significant future contributions to the plan.

Our defined benefit pension plan is a non-contributory pension plan covering substantially all of our employees. As of December 31, 2003, our pension plan was underfunded by approximately $37.2 million. We are required to make cash contributions to our pension plan to the extent necessary to comply with minimum funding requirements imposed by employee benefit and tax laws. The amount of any such required contributions is determined based on an annual actuarial valuation of the plan as performed by the plan’s actuaries. In April 2004, we made our estimated 2004 contribution of $4.0 million in cash to our defined benefit pension plan. The amount of future contributions will depend upon asset returns, then-current discount rates and a number of other factors, and, as a result, the amount we may elect or be required to contribute to our pension plan in the future may increase significantly. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Defined Benefit Retirement Plan” and Note 11 of Notes to Consolidated Condensed Financial Statements for the three months ended March 31, 2004.

The construction services industry is highly schedule driven, and our failure to meet schedule requirements of our contracts could adversely affect our reputation and/or expose us to financial liability.

Many of our contracts are subject to specific completion schedule requirements with liquidated damages charged to us in the event the construction schedules are not achieved. Failure to meet any such schedule requirements could cause us to suffer damage to our reputation within our industry and client base, as well as pay significant liquidated damages.

Procurement of new project awards is very competitive and our failure to compete effectively could reduce our market share and profits.

New project awards are often determined through either a competitive bid basis or a negotiated basis. Bids or negotiated contracts with public or private owners are generally awarded based upon price, but many times other factors, such as shorter project schedules or prior experience with the owner, result in the award of the contract. Within our industry, we compete with many national, regional and local construction firms. Some of these competitors have achieved greater market penetration than we have in the markets in which we compete, and some have greater financial and other resources than we do. As a result, we may need to accept lower contract margins or more fixed price or unit price contracts in order for us to compete against competitors that have the ability to accept awards at lower prices or have a pre-existing relationship with the owner. If we are unable to compete successfully in such markets, our relative market share and profits could be reduced.

Economic downturns could reduce the level of consumer spending within the hospitality and gaming industry, which could adversely affect demand for our services.

Consumer spending in the hospitality and gaming industry is discretionary and may decline during economic downturns, when consumers have less disposable income. Even an uncertain economic outlook may adversely affect consumer spending in hospitality and gaming operations, as consumers may spend less in anticipation of a potential economic downturn. Decreased spending in the hospitality and gaming market could deter new projects within the industry and the expansion or renovation of existing hospitality and gaming facilities, which could impact our revenues and earnings.

An inability to obtain bonding could limit the number of projects we are able to pursue.

As is customary in the construction business, we often are required to provide surety bonds to secure our performance under construction contracts. Our ability to obtain surety bonds primarily depends upon our capitalization, working capital, past performance, management expertise and certain external factors, including the overall capacity of the surety market. Surety companies consider such factors in relationship to the amount of our backlog and their underwriting standards, which may change from time to time. Since 2001, the surety industry has undergone significant changes with several companies withdrawing completely from the industry or significantly reducing their bonding commitment. In addition, certain re-insurers of surety risk have limited their participation in this market. Therefore, we may be unable to obtain surety bonds, which could adversely affect our results of operations and revenues.

Conflicts of interest may arise with respect to our Chairman and Chief Executive Officer.

Ronald N. Tutor, our chief executive officer and chairman of our Board of Directors, is the sole shareholder and chief executive officer of Tutor-Saliba Corporation, or Tutor-Saliba, a California corporation that owns approximately 12.7% of our outstanding common stock. Mr. Tutor also devotes a substantial amount of time to the business activities of Tutor-Saliba. Tutor-Saliba is engaged in the construction industry, and, as described under “Certain Transactions,” we have participated in joint ventures with Tutor-Saliba and expect to continue to do so. Although our joint ventures with Tutor-Saliba are discussed with our Audit Committee, transactions we enter into with Tutor-Saliba could be influenced by Mr. Tutor. As in any joint venture, we could have disagreements with Tutor-Saliba over the operation of the joint ventures or the joint ventures could be involved in disputes with third parties, such as the litigation described under “Business—Legal Proceedings,” where we may or may not have an identity of interest with Tutor-Saliba. When such situations arise, we may feel constrained in aggressively pursuing all options available to us because of Mr. Tutor’s importance to us as our Chief Executive Officer and Chairman and a significant shareholder. If we face such a situation and elect to pursue options against Tutor-Saliba, it is possible that Mr. Tutor or we could terminate his management relationship with us, which could harm our reputation and impact our ability to procure future projects.

We could incur significant costs as a result of liability under environmental laws.

Our operations are subject to environmental laws and regulations governing among other things, the discharge of pollutants to air and water, the handling, storage and disposal of solid or hazardous materials or wastes and the remediation of contamination, sometimes associated with leaks or releases of hazardous substances. For example, we own, lease, or have used, in our construction, real estate and environmental remediation operations property upon which solid or hazardous wastes may have been disposed of or released. Any release of such materials or wastes by us or by third parties who operated on these properties may result in liability for investigation or remediation costs. In addition, violations of these environmental laws and regulations could subject us and our management to fines, civil and criminal penalties, cleanup costs and third party property damage or personal injury claims.

Various federal, state and local environmental laws and regulations may impose liability for the entire cost of investigation and clean-up of hazardous or toxic substances. These laws may impose liability without regard to ownership at the time of the contamination or whether or not we caused the presence of contaminants.

If we are unable to attract and retain key personnel, our reputation may be harmed and our future earnings may be negatively impacted.

Our business substantially depends on the continued service of key members of our management, particularly Ronald N. Tutor, Robert Band, Craig W. Shaw, Zohrab B. Marashlian and Michael E. Ciskey. The loss of the services of any of our key senior management could have a material adverse effect on us. Our future success will also depend on our ability to attract and retain highly skilled personnel, such as engineering, project management and senior management professionals. Competition for these employees is intense, and we could experience difficulty from time to time in hiring and retaining the personnel necessary to support our business. If we do not succeed in retaining our current employees and attracting new high quality employees, our reputation may be harmed and our future earnings may be negatively impacted.

Work stoppages and other labor problems could adversely affect portions of our business, financial position, results of operations and cash flows.

We are a signatory to numerous local and regional collective bargaining agreements, both directly and through trade associations. Future agreements reached in collective bargaining could increase our operating expenses and reduce our profits as a result of increased wages and benefits. If the industry were unable to negotiate with any of the unions, it could result in strikes, work stoppages or increased operating costs as a result of higher than anticipated wages or benefits. If the unionized workers engage in a strike or other work stoppage, or other employees become unionized, we could experience a disruption of our operations and higher ongoing labor costs, which could adversely affect portions of our business, financial position, results of operations and cash flows.

We are subject to restrictive covenants under our credit facility that could limit our flexibility in managing the business.

Our credit facility imposes operating and financial restrictions on us. These restrictions include, among other things, limitations on our ability to:

•	create liens or other encumbrances;

•	enter into certain types of transactions with our affiliates;

•	make certain capital expenditures;

•	make investments, loans or other guarantees;

•	sell or otherwise dispose of a portion of our assets; or

•	merge or consolidate with another entity.

In addition, our credit facility prohibits us from incurring any debt, other than debt incurred for financing our corporate headquarters, insurance premiums and construction equipment, from other sources without the consent of our lenders. The amount available to us under our credit facility at March 31, 2004 was $57.2 million.

Our credit facility contains financial covenants that require us to maintain specified working capital, tangible net worth and operating profit levels. Our credit facility also requires us to comply with a minimum interest coverage ratio. Our ability to borrow funds for any purpose will depend on our satisfying these tests. If we are unable to meet the terms of the financial covenants or fail to comply with any of the other restrictions contained in our credit facility, an event of default could occur. An event of default, if not waived by our lenders, could result in the acceleration of any outstanding indebtedness, causing such debt to become immediately due and payable. If such an acceleration occurs, we may not be able to repay such indebtedness on a timely basis. As our credit facility is secured by substantially all of our assets, acceleration of this debt could result in foreclosure of those assets. In the event of a foreclosure, we would be unable to conduct our business and may be forced to discontinue ongoing operations.

We may have difficulty raising needed capital in the future, which could limit our available working capital and our ability to make acquisitions or future investments.

We may require additional financing in order to make future investments, make acquisitions or provide needed additional working capital. Our ability to arrange such financing in the future will depend in part upon prevailing capital market conditions, as well as conditions in our business and our operating results; such factors may impact our efforts to arrange additional financing on terms satisfactory to us. We have pledged substantially all of our assets as collateral in connection with our credit facility. As a result, we may have difficulty obtaining additional financing in the future if such financing requires us to pledge our assets as collateral. Also, under our credit facility, we must obtain the consent of our lenders to incur any amount of additional debt from other sources. If additional financing is obtained by the issuance of additional shares of common stock, control of Perini may change and stockholders may suffer dilution. If adequate funds are not available, or are not available on acceptable terms, we may not be able to make future investments, take advantage of acquisition or other opportunities, or otherwise respond to competitive challenges.

Timing of the award and performance of new contracts could have an adverse effect on our operating results.

At any point in time, a substantial portion of our revenues is directly or indirectly derived from a limited number of large construction projects. It is generally very difficult to predict whether and when we will receive such awards as these contracts frequently involve a lengthy and complex bidding and selection process which is affected by a number of factors, such as market conditions, financing arrangements and governmental approvals. Because a significant portion of our revenue is generated from large projects, our results of operations and cash flows can fluctuate from quarter to quarter depending on the timing of our new contract awards.

In addition, timing of the revenues, earnings and cash flows from our projects can be delayed by a number of factors, including weather conditions, delays in receiving material and equipment from vendors and changes in the scope of work to be performed. Such delays, if they occur, could have an adverse effect on our operating results for a particular period.

We may not be able to fully realize the revenue value reported in our backlog.

As of March 31, 2004, our backlog was approximately $1,451.3 million. We include a construction project in our backlog at such time as a contract is awarded or a firm letter of commitment is obtained and funding is in place. The revenue projected in our backlog may not be realized or, if realized, may not result in profits. For example, if a project reflected in our backlog is terminated, suspended or reduced in scope, it would result in a reduction to our backlog which would reduce, potentially to a material extent, the revenue and profit we actually receive from contracts in backlog. If a client cancels a project, we may be reimbursed for certain costs but typically have no contractual right to the total revenues reflected in our backlog. Significant cancellations or delays of projects in our backlog could have a material adverse effect on our revenues and profits.

We have not paid dividends on our $21.25 Preferred Stock in several years and are currently in litigation with certain of our preferred stockholders.

Under the terms of our $21.25 Preferred Stock, the holders of shares of our $21.25 Preferred Stock are entitled to receive an annual cash dividend of $21.25 per share when and as declared by the Board of Directors out of funds legally available for such purposes. We have not paid dividends on our $21.25 Preferred Stock since 1995, though they have been fully accrued due to the “cumulative” feature of the $21.25 Preferred Stock. The holders of our $21.25 Preferred Stock have the right to elect two directors to our board in the event that dividends are in arrears for at least six quarters, and they have done so at each of our last seven annual meetings of stockholders. We are currently in litigation with certain holders of our $21.25 Preferred Stock. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Dividends” and “Business—Legal Proceedings—$21.25 Preferred Shareholders Class Action Lawsuit.” If this litigation results in a final judgment against us, and such adverse judgment is significant, it would have a material adverse effect on our financial position.

Our acquisition strategy involves a number of risks, which could adversely impact our future revenues and the revenues of the businesses that we acquire.

As a part of our growth strategy, we plan to pursue selective strategic acquisitions of businesses. This strategy involves risks, including diversion of management’s attention, potential loss of key employees of acquired businesses and difficulties in integrating operations and systems. We cannot be certain that we will be able to locate suitable acquisitions or consummate any such transactions on terms and conditions acceptable to us or that such transactions will be successful. An inability to successfully integrate acquired businesses into our operations could result in significant losses for us.

Risks Relating to Our Common Stock

The resale of the shares of common stock by the selling stockholders will result in a substantial amount of previously unregistered shares of our common stock being registered, which may depress the market price of our common stock.

As of June 30, 2004, the number of shares of our outstanding common stock freely tradeable on the New York Stock Exchange and not owned by our officers, directors, or affiliates was approximately 11.7 million.

Registration of the resale of the shares of common stock covered by this prospectus will permit their sale into the public market immediately. We cannot predict when the selling stockholders may sell their shares or in what volumes or if at all. However, the market price of our common stock could decline significantly if the selling stockholders sell a large number of shares into the public market or if the market believes that these sales may occur.

We may also issue our common stock from time to time as consideration for future acquisitions and investments. In the event any such acquisition or investment is significant, the number of shares of our common stock that we may issue could in turn be significant. In addition, we may also grant registration rights covering those shares in connection with any such acquisitions and investments.

Limited trading volume of our common stock may contribute to its price volatility.

Through June 30, 2004, the average daily trading volume during 2004 for our common stock as reported by the New York Stock Exchange was approximately 164,300 shares. Even if we achieve a wider dissemination by means of the shares offered pursuant to this prospectus, we are uncertain as to whether a more active trading market in our common stock will develop. As a result, relatively small trades may have a significant impact on the price of our common stock.

Our stock price has been and may continue to be volatile and may result in substantial losses for investors.

The market price of our common stock has been, and is likely to continue to be, volatile. Since January 1, 2004, the market price for our common stock has been as high as $19.99 per share and as low as $8.80 per share. Additionally, the stock market in general has been highly volatile since 2000. This volatility in stock price often has been unrelated to our operating performance.

In addition, the trading price of our common stock could be subject to wide fluctuations in response to:

•	our prospects as perceived by others;

•	variations in our operating results and our achievement of key business targets;

•	changes in securities analysts’ recommendations or earnings estimates;

•	differences between our reported results and those expected by investors and securities analysts;

•	announcements of new contracts or service offerings by us or our competitors;

•	market reaction to any acquisitions, joint ventures or strategic investments announced by us or our competitors; and

•	general economic or stock market conditions unrelated to our operating performance.

Fluctuations in our stock price as a result of any of the foregoing factors may result in substantial losses for investors.

Fluctuations in our quarterly revenues and operating results may lead to reduced prices for our stock.

Because our operating results are primarily generated from a limited number of significant active construction projects, operating results in any given fiscal quarter can vary depending on the timing of progress achieved and changes in the estimated profitability of the projects being reported. Progress on projects in certain areas may also be delayed by weather conditions. Such delays, if they occur, may result in inconsistent quarterly operating results due to more or less progress than anticipated being achieved on certain projects, which may in turn lead to reduced prices for our stock.

Ownership of our common stock is concentrated among a few stockholders who could act in a way that favors their interests to the detriment of our interests and those of other stockholders.

As of June 30, 2004, the percentage of shares of our common stock owned by our executive officers, directors and 5% stockholders is approximately 50%. These stockholders have the ability to significantly influence the outcome of the election of most of our directors, and the approval of any action requiring majority approval of our common stockholders, including certain amendments to our charter. In addition, without the consent of these stockholders, we may not be able to enter into transactions that could be beneficial to us or our other stockholders.

Provisions of Massachusetts law and of our charter and bylaws may make a takeover of us more difficult, which could impede the ability of our stockholders to benefit from a change in control or to change our management and Board of Directors.

Provisions in our restated articles of organization and bylaws and in the Massachusetts corporate law may make it difficult and expensive for a third party to pursue a tender offer, change in control or takeover attempt which is opposed by our management and Board of Directors. Public stockholders who might desire to participate in such a transaction may not have an opportunity to do so. Our bylaws provide for a staggered Board of Directors which makes it difficult for stockholders to change the composition of the Board of Directors in any one year. Our Board of Directors has the authority to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to effect a change in control or takeover of Perini. Also, we have adopted a rights plan that limits the ability of any person to acquire more than 10% of our common stock, except in limited circumstances. These anti-takeover provisions could substantially impede the ability of public stockholders to benefit from a change in control or to change our management and Board of Directors. See “Description of Capital Stock.”

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The statements contained in this prospectus, including under the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and other sections of this prospectus that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including without limitation, statements regarding Perini’s or our management’s expectations, hopes, beliefs, intentions or strategies regarding the future. These forward-looking statements are based on our current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described under the heading “Risk Factors.” We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise except as may be required under applicable securities laws.

USE OF PROCEEDS

The proceeds from the sale of shares of common stock offered pursuant to this prospectus are solely for the accounts of the selling stockholders. We will not receive any proceeds from the sale of shares by the selling stockholders.

DIVIDEND POLICY

We have not paid any cash dividends on our common stock since 1990. For the foreseeable future, we intend to retain any earnings in our business and we do not anticipate paying any cash dividends. In addition, under the terms of our preferred stock, we cannot pay dividends on our common stock until all accrued dividends on our preferred stock have been paid. Whether or not to declare any dividends will be at the discretion of our Board of Directors, considering then existing conditions, including our financial condition and results of operations, capital requirements, bonding prospects, contractual restrictions, business prospects and other factors that our Board of Directors considers relevant.

MARKET PRICE OF OUR COMMON STOCK

Our common stock trades on the New York Stock Exchange under the symbol “PCR.” The quarterly market high and low sales prices for our common stock for 2004 (through July 9, 2004), 2003, and 2002 are summarized below:

	High	Low
Year Ending December 31, 2002
First Quarter	$7.28	$5.75
Second Quarter	6.40	3.40
Third Quarter	4.58	3.50
Fourth Quarter	4.44	3.00
Year Ending December 31, 2003
First Quarter	4.70	3.62
Second Quarter	9.05	3.80
Third Quarter	8.99	6.26
Fourth Quarter	10.10	6.95
Year ending December 31, 2004
First Quarter	19.99	8.80
Second Quarter	17.30	9.18
Third Quarter (through July 9, 2004)	11.50	10.55

On July 9, 2004, the closing sale price of our common stock as reported on the New York Stock Exchange was $10.92 per share. At July 6, 2004, there were 1,004 holders of record of our common stock, based on the stockholders list maintained by our transfer agent.

CAPITALIZATION

The table below sets forth our consolidated short-term debt and capitalization as of March 31, 2004 (in thousands, except share data). We have not provided an adjusted capitalization table because we will not receive any of the proceeds from the sale of shares by the selling stockholders. You should read the following information in conjunction with our consolidated financial statements and related notes and the information provided under the captions “Selected Historical Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” which are included elsewhere in this prospectus.

Short-term debt:
Notes payable to banks	$—
Current maturities of long-term debt	2,725

Total short-term debt	$2,725

Long-term debt:
Mortgages on real estate	$8,359
Revolving credit loans (1)	10,000
Other indebtedness	708

Total long-term debt	19,067

Stockholders’ equity:
Preferred stock, $1.00 par value
Authorized—1,000,000 shares
Designated, issued and outstanding—55,927 shares, aggregate liquidation preference of $13,982	56
Series A junior participating preferred stock, $1.00 par value
Designated—200,000 shares
Issued—none	—
Stock purchase warrants	2,055
Common stock, $1.00 par value
Authorized—40,000,000 shares (2)
Issued—23,245,478 shares (2)	23,246
Paid-in surplus (2)	92,563
Retained earnings	40,931
Less—common stock in treasury, at cost—60,529 shares (2)	(965)
Accumulated other comprehensive loss	(24,013)

Total stockholders’ equity	133,873

Total capitalization	$152,940

(1)	The revolving credit facility provides for revolving loans up to a maximum of $50 million to June 20, 2005, at which time any amounts unpaid convert to a three-year term loan with equal quarterly principal payments. The weighted average interest rate at March 31, 2004 was 4.0%.
(2)	As of March 31, 2004, we had 23,184,949 shares outstanding. As of March 31, 2004, options to purchase 2,726,000 shares of our common stock were outstanding and 195,634 shares were available for future awards under our Special Equity Incentive Plan. In addition, as of March 31, 2004, we had 370,379 shares of common stock reserved for issuance upon conversion of our $21.25 Preferred Stock at a conversion price of $377.50 per share (or $37.75 per Depositary Share) and 386,400 shares of common stock reserved for issuance upon exercise of stock purchase warrants at an exercise price of $8.30 per share.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The selected historical consolidated financial data shown below for the five-year period ended December 31, 2003 has been derived from our consolidated financial statements audited by Deloitte & Touche LLP (four-year period ended December 31, 2003) and by Arthur Andersen LLP (one-year period ended December 31, 1999), our current and former independent auditors, respectively.

The information for the three months ended March 31, 2004 and 2003 has been derived from unaudited consolidated condensed financial statements and, in our opinion, includes all adjustments (consisting only of normal recurring adjustments) necessary to present fairly such financial information in accordance with generally accepted accounting principles applied on a consistent basis. Our results are generated from a limited number of significant active construction projects. Consequently, quarterly results can vary depending on the timing of progress and changes in the estimated profitability of the projects being reported. For the foregoing and other reasons, results for the three months ended March 31, 2004 may not necessarily be indicative of results to be expected for the full year ended December 31, 2004. Backlog and new business awarded are not measures defined in generally accepted accounting principles and have not been derived from our consolidated financial statements. The selected historical consolidated financial data should be read in conjunction with our consolidated financial statements and related notes, “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are included elsewhere in this prospectus.

	Three Months Ended March 31,		Year Ended December 31,
	2004	2003	2003	2002	2001	2000	1999
	(unaudited)
	(in thousands, except per share data)
Statement of Operations Data:
CONTINUING OPERATIONS:
Revenues	$480,304	$291,260	$1,374,103	$1,085,041	$1,553,396	$1,105,660	$1,019,484
Cost Of Operations	456,776	277,557	1,303,851	1,026,391	1,495,834	1,053,328	969,015

Gross Profit	23,528	13,703	70,252	58,650	57,562	52,332	50,469
G&A Expense	9,743	8,808	39,762	32,770	28,061	24,977	26,635

Income From Construction Operations	13,785	4,895	30,490	25,880	29,501	27,355	23,834
Other (Income) Expense, Net	1,844	174	(1,435)	520	227	(949)	(72)
Interest Expense	191	202	1,003	1,485	2,006	3,966	7,128

Income Before Income Taxes	11,750	4,519	30,922	23,875	27,268	24,338	16,778
(Provision) Credit For Income Taxes	(529)	6,900	13,096	(801)	(850)	43	(421)

Income From Continuing Operations	11,221	11,419	44,018	23,074	26,418	24,381	16,357
Loss From Discontinued Operations	—	—	—	—	—	—	(100,005)

Net Income (Loss)	$11,221	$11,419	$44,018	$23,074	$26,418	$24,381	$(83,648)

Income Available For Common Stockholders (1)	$10,924	$10,888	$49,619	$20,949	$24,293	$7,299	$(89,917)

Per Share Of Common Stock:
Basic Earnings (Loss):
Income From Continuing Operations	$0.47	$0.48	$2.18	$0.92	$1.07	$0.39	$1.80
Loss From Discontinued Operations	—	—	—	—	—	—	(17.84)

Total	$0.47	$0.48	$2.18	$0.92	$1.07	$0.39	$(16.04)

Diluted Earnings (Loss):
Income From Continuing Operations	$0.44	$0.48	$2.10	$0.91	$1.04	$0.39	$1.80
Loss From Discontinued Operations	—	—	—	—	—	—	(17.84)

Total	$0.44	$0.48	$2.10	$0.91	$1.04	$0.39	$(16.04)

Weighted Average Common Shares Outstanding:
Basic	23,014	22,664	22,763	22,664	22,623	18,521	5,606
Diluted	24,893	22,678	23,583	22,939	23,442	18,527	5,606

	Three Months Ended March 31,		Year Ended December 31,
	2004	2003	2003	2002	2001	2000	1999
	(unaudited)
	(in thousands, except per share data)

Balance Sheet Data (end of period):
Total Assets	$620,105	$456,054	$565,443	$402,389	$501,241	$487,478	$385,767
Working Capital	153,484	108,369	125,397	115,908	93,369	80,477	48,430
Long-term Debt, Less Current Maturities	19,067	13,745	8,522	12,123	7,540	17,218	41,091
Stockholders’ Equity (Deficit)	133,873	97,537	120,560	86,649	79,408	60,622	(36,618)
Redeemable Series B Cumulative Convertible Preferred Stock	—	—	—	—	—	—	37,685

Other Data:
Depreciation and Amortization	$1,720	$832	$3,389	$3,202	$2,602	$2,191	$3,342
Capital Expenditures	1,651	3,190	5,399	4,510	4,528	1,793	1,599
Backlog (end of period) (2)	1,451,256	991,844	1,666,464	990,175	1,213,535	1,788,731	1,658,077
New Business Awarded (3)	265,096	292,929	2,050,392	861,681	978,200	1,236,314	1,445,305

(1)	Income available for common stockholders includes adjustments to net income for (a) accrued and unpaid dividends on our $21.25 Preferred Stock, or $2.125 Depositary Shares, (b) the reversal of previously accrued and unpaid dividends in the amount of approximately $7.3 million applicable to 440,627 of the $2.125 Depositary Shares purchased and retired by us on June 9, 2003, (c) dividends declared and paid on our Series B Preferred Stock until its exchange for shares of common stock on March 29, 2000 and (d) the $13.7 million assigned to the induced conversion of the Series B Preferred Stock into common stock on March 29, 2000.
(2)	A construction project is included in our backlog at such time as a contract is awarded or a firm letter of commitment is obtained and funding is in place. Backlog is not a measure defined in generally accepted accounting principles, or GAAP, and our backlog may not be comparable to the backlog of other companies. Management uses backlog to assist in forecasting future results.
(3)	New business awarded consists of the original contract price of projects added to our backlog in accordance with Note (2) above plus or minus subsequent changes to the estimated total contract price of existing contracts. Management uses new business awarded to assist in forecasting future results.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

Overview

We were incorporated in 1918 as a successor to businesses which had been engaged in providing construction services since 1894. We provide diversified general contracting, construction management and design-build services to private clients and public agencies throughout the world. Our construction business is now conducted through three basic segments or operations: building, civil and management services. The general contracting and management services that we provide consist of general contracting, preconstruction planning and comprehensive project management services, including planning and scheduling the manpower, equipment, materials and subcontractors required for the timely completion of a project in accordance with the terms and specifications contained in a construction contract. We also offer self-performed construction services including site work, concrete forming and placement and steel erection. We provide these services by using traditional general contracting arrangements, such as fixed price, guaranteed maximum price and cost plus fee contracts and, to a lesser extent, construction management or design-build contracting arrangements. In the normal conduct of our business, we enter into partnership arrangements, referred to as “joint ventures,” for certain construction projects. Each of the joint venture participants is usually committed to supply a predetermined percentage of capital, as required, and to share in a predetermined percentage of the income or loss of the project.

Recent Developments

New Contract Awards

In December 2003, our task order with the U.S. Army Corps of Engineers (COE) for additional power restoration work in Iraq was increased from an award of $66 million to a total task order value of $357 million. The task order was awarded under our contingent contract with COE’s Transatlantic Programs Center to provide design-build, general construction and operations and maintenance services in the U.S. Central Command’s area of operations. The maximum potential value of the contract, which was originally $100 million, has been increased to $500 million, subject to identification and award of specific contract task orders.

On January 14, 2004, we were awarded a new contract for the COE Transatlantic Programs Center. The contract is an indefinite-delivery/indefinite-quantity (IDIQ) contract for design and construction work throughout the U.S. Central Command Area of Responsibility which includes 25 countries, including Iraq and Afghanistan. The maximum potential value of the contract is $1.5 billion, with a maximum value of $500 million for the base year and $250 million each for four option years, subject to identification and award of specific contract task orders.

On March 12, 2004, we were awarded a new IDIQ contract to design and build electrical transmission and distribution systems in southern Iraq over five years. The contract has a maximum potential value of $500 million, subject to identification and award of specific contract task orders.

Move to New York Stock Exchange

On April 1, 2004, our common stock began trading on the New York Stock Exchange under the symbol “PCR”. Previously, our common stock was listed on the American Stock Exchange. Our $21.25 Convertible Exchangeable Preferred Stock remains listed on the American Stock Exchange.

Secondary Offering Completed

In April 2004, we completed a secondary offering of approximately 5.9 million shares of previously unregistered shares of our common stock at $15.00 per share. The shares were sold by a stockholder group consisting of Blum Capital Partners, L.P., PB Capital Partners, L.P., The Common Fund for Non-Profit

Organizations, National Union Fire Insurance Company of Pittsburgh, Pa., a member of American International Group, and The Union Labor Life Insurance Company acting on behalf of its Separate Account P.

Amendments to Revolving Credit Facility

In February 2003, the terms of our existing revolving credit facility were amended to, among other things, increase the revolving credit facility from $45 million to $50 million and to extend the term of our credit facility from January 2004 to June 2005. The credit facility, as amended, provides us with greater flexibility in providing the working capital needed to support the anticipated growth of our construction activities. On November 5, 2003 and January 31, 2004, the terms of our revolving credit facility were further amended to provide a temporary $20 million increase in the revolving credit facility from $50 million to $70 million until April 30, 2004, to support the procurement requirements of a major project. At March 31, 2004, we had $57.2 million available to borrow under our credit facility.

Results of Tender Offer for our $21.25 Preferred Stock

On June 9, 2003, we completed a tender offer for our $2.125 Depositary Convertible Exchangeable Preferred Shares, or Depositary Shares, each of which represent 1/10th of a share of $21.25 Convertible Exchangeable Preferred Stock, or the $21.25 Preferred Stock. As a result of this transaction, we purchased 440,627 of our Depositary Shares (representing approximately 44.1% of the outstanding $21.25 Preferred Stock) at a purchase price of $25.00 per Depositary Share, net to the seller without interest. See Note 8 of Notes to Consolidated Financial Statements. Including related expenses, this transaction resulted in an $11.3 million decrease in stockholders’ equity. Also as a result of this transaction, approximately $7.3 million of previously accrued and unpaid dividends on the $21.25 Preferred Stock were reversed and restored to paid-in surplus in the Consolidated Balance Sheets. Since these accrued dividends had previously been deducted from net income in the computation of earnings per share in prior years, the reversal of these accrued dividends resulted in the addition of $7.3 million to income available for common stockholders in the computation of earnings per share for the year ended December 31, 2003.

Backlog Analysis for 2004 First Quarter

The following table provides an analysis of our backlog by business segment for the three month period ended March 31, 2004:

	Backlog at December 31, 2003	New Business Awarded	Revenue Recognized	Backlog at March 31, 2004
	(in thousands)
Building	$896,799	$303,926	$(291,438)	$909,287
Civil	305,698	4,239	(27,458)	282,479
Management Services	463,967	(43,069)	(161,408)	259,490

Total	$1,666,464	$265,096	$(480,304)	$1,451,256

Critical Accounting Policies

Our significant accounting policies are described in Note 1 of Notes to Consolidated Financial Statements included in this prospectus.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Our construction business involves making significant estimates and assumptions in the normal course of business relating to our contracts and our joint venture contracts due to, among other things, the one-of-a-kind nature of most of our projects, the long-term duration of our contract cycle and the type of contract utilized. Therefore, management believes that “Method of Accounting for Contracts” is the most important and critical accounting policy. The most significant estimates with regard to these financial statements relate to the estimating of total forecasted construction contract revenues, costs and profits in accordance with accounting for long-term contracts (see Note 1(d) of Notes to Consolidated Financial Statements) and estimating potential liabilities in conjunction with certain contingencies, including the outcome of pending or future litigation, arbitration or other dispute resolution proceedings relating to contract claims. See Note 2 of Notes to Consolidated Financial Statements. Actual results could differ from these estimates and such differences could be material.

Our estimates of contract revenue and cost are highly detailed. We believe, based on our experience, that our current systems of management and accounting controls allow management to produce materially reliable estimates of total contract revenue and cost during any accounting period. However, many factors can and do change during a contract performance period which can result in a change to contract profitability from one financial reporting period to another. Some of the factors that can change the estimate of total contract revenue and cost include differing site conditions (to the extent that contract remedies are unavailable), the availability of skilled contract labor, the performance of major material suppliers to deliver on time, the performance of major subcontractors, unusual weather conditions and the accuracy of the original bid estimate. Because we have many contracts in process at any given time, these changes in estimates can offset each other without impacting overall profitability. However, large changes in cost estimates on larger, more complex civil construction projects can have a material impact on our financial statements and are reflected in our results of operations when they become known.

When recording revenue on contracts relating to unapproved change orders and claims, we include in revenue an amount equal to the amount of costs incurred by us to date for contract price adjustments that we seek to collect from customers for delays, errors in specifications or designs, change orders in dispute or unapproved as to scope or price, or other unanticipated additional costs, in each case when recovery of the costs are considered probable. When determining the likelihood of eventual recovery, we consider such factors as evaluation of entitlement, settlements reached to date and our experience with the customer. The settlement of these issues often takes years depending upon whether the item can be resolved directly with the customer or involves litigation or arbitration. When new facts become known, an adjustment to the estimated recovery is made and reflected in the current period results.

The amount of unapproved change order and claim revenue is included in our balance sheet as unbilled work. The amount of unbilled work relating to unapproved change orders and claims included in our balance sheet at March 31, 2004 and December 31, 2003 and 2002 is summarized below:

	March 31, 2004	December 31, 2003	December 31, 2002
	(in thousands)
Unapproved Change Orders	$16,922	$17,936	$30,289
Claims	63,141	64,515	62,776

Total	$80,063	$82,451	$93,065

There may not be a direct relationship between fluctuations in unapproved change orders and claims and fluctuations in revenues. Approximately 80% of unapproved change orders and claim revenue included in unbilled work at March 31, 2004 relate to our civil construction business. The large, complex nature of civil construction in major metropolitan areas (such as Boston and New York) and the form of contract used by many state and local government agencies tend to result in more frequent change order activity, often leading to significant amounts of unapproved change orders and/or claims. State and local government agencies are frequently reluctant to enter into negotiations to resolve the change orders and claims prior to the completion of the project. Therefore it is not unusual for large change orders and/or claims in state and local government public works contracts to take two to three years, or longer, to reach resolution. Many projects that have amounts included in unbilled work at the beginning of the year may still be under construction at the end of the year and, in some cases, the amount of unapproved change orders and/or claim revenue on a project may actually increase. In addition, our building construction business, which typically does not involve large amounts of unbilled work, could experience a significant revenue change while having little impact on the level of unapproved change orders and claims. In summary, the actual level of unapproved change orders and claims included in unbilled work is primarily a function of the volume of civil construction work, the stage of completion of projects involved in unapproved change orders and claims activity, the type of contract and the customer.

Of the balance of unapproved change orders and claims included in unbilled work at March 31, 2004, December 31, 2003 and December 31, 2002, approximately $36.0 million, $36.0 million and $40.0 million, respectively, are amounts subject to pending litigation or dispute resolution proceedings as described in “Business—Legal Proceedings” and Notes, “Contingencies and Commitments” of Notes to Consolidated Financial Statements for the respective periods. These amounts are management’s estimate of the probable recovery from the disputed claims considering such factors as evaluation of entitlement, settlements reached to date and knowledge of the customer. In the event that future facts and circumstances, including the resolution of disputed claims, cause us to reduce the aggregate amount of our estimated probable recovery from the disputed claims, we will record the amount of such reduction against future earnings in the relevant period.

Method of Accounting for Contracts—Revenues and profits from our contracts and construction joint venture contracts are recognized by applying percentages of completion for the period to the total estimated profits for the respective contracts. Percentage of completion is determined by relating the actual cost of the work performed to date to the current estimated total cost of the respective contracts. When the estimate on a contract indicates a loss, our policy is to record the entire loss during the accounting period in which it is estimated. In the ordinary course of business, at a minimum on a quarterly basis, we prepare updated estimates of the total forecasted revenue, cost and profit or loss for each contract. The cumulative effect of revisions in estimates of the total forecasted revenue and costs, including unapproved change orders and claims, during the course of the work is reflected in the accounting period in which the facts that caused the revision become known. The financial impact of these revisions to any one contract is a function of both the amount of the revision and the percentage of completion of the contract. An amount equal to the costs incurred which are attributable to unapproved change orders and claims is included in the total estimated revenue when realization is probable. For a further discussion of unapproved change orders and claims, see “Business—Types of Contracts and The Contract Process.” Profit from unapproved change orders and claims is recorded in the period such amounts are resolved.

Deferred contract revenue represents the excess of billings to date over the amount of contract costs and profits (or contract revenue) recognized to date on the percentage of completion accounting method on certain contracts. Unbilled work represents the excess of contract costs and profits (or contract revenue) recognized to date on the percentage of completion accounting method over billings to date on the remaining contracts. Unbilled work results when (1) the appropriate contract revenue amount has been recognized in accordance with the percentage of completion accounting method, but a portion of the revenue recorded cannot be billed currently due to the billing terms defined in the contract and/or (2) costs, recorded at estimated realizable value, related to unapproved change orders or claims are incurred. For unapproved change orders or claims that cannot be resolved in accordance with the normal change order process as defined in the contract, we may employ other dispute resolution methods, including mediation, binding and non-binding arbitration, or litigation. See “Business—Legal Proceedings” and Note 2, “Contingencies and Commitments,” of Notes to Consolidated Financial Statements. The prerequisite for billing unapproved change orders and claims is the final resolution and agreement between the parties. Unbilled work related to our contracts and joint venture contracts at December 31, 2003 is discussed in Note 1(d) of Notes to Consolidated Financial Statements.

Accounting for Income Taxes—Information relating to our provision (credit) for income taxes and the status of our deferred tax assets and liabilities is presented in Note 5, “Income Taxes”, of Notes to Consolidated Financial Statements. A key assumption in the determination of our book tax provision (credit) is the amount of the valuation allowance required to reduce the related deferred tax assets. A valuation allowance reduces the deferred tax assets to a level which will, more likely than not, be realized. Whether the deferred tax assets will be realized depends on the generation of future taxable income during the periods in which the deferred tax assets become deductible. The net deferred tax assets reflect management’s estimate of the amount which will, more likely than not, reduce future taxable income.

As of December 31, 2002, management believed that a valuation allowance was required to reduce the deferred tax assets, primarily relating to certain net operating loss carryforwards, or NOLs, for the following reasons:

•	Although we had generated approximately $75 million of pretax profits during the three-year period ended December 31, 2002, the construction business, in general, and our future operating performance is difficult to predict.

•	A substantial amount of profitable new work is required in order for the utilization of the NOLs to be evaluated as “more likely than not.”

•	Our backlog of work on hand had been trending down since December 31, 2000.

•	An adverse outcome on one or more of the legal matters discussed in Note 2 of Notes to Consolidated Financial Statements could have a significant impact on our ability to utilize the NOLs and, depending upon the magnitude, could create additional NOLs.

•	Finally, we believed that the use of NOLs might be limited by Section 382 of the Internal Revenue Service Code, or Section 382, based on future changes in ownership not within our control following our equity recapitalization in March 2000. We believed that this issue would be resolved with the passage of the three year testing period in March 2003.

During the first quarter of 2003, we reduced the valuation allowance by $7.0 million and recognized a $7.0 million tax benefit based on the expectation that we would be able to utilize at least a portion of the previously unrecognized NOLs due to the impact of not having a Section 382 restriction as of the end of the three-year testing period. During the fourth quarter of 2003, we further reduced the valuation allowance by $7.9 million based on the expectation that we would be able to utilize an additional amount of our NOLs in future years due to a significant increase in backlog as a result of a robust new work acquisition period experienced during the second half of 2003.

As of December 31, 2003, management estimates that a valuation allowance of approximately $8.4 million was required to reduce the deferred tax assets, primarily relating to NOLs, to a level we currently believe will be utilized to offset future taxable income based on our current backlog and forecasts. The valuation allowance is required due to our inability to predict on a longer term basis that we will “more likely than not” acquire the additional amount of profitable new work required to utilize additional NOLs and the ongoing concern that an adverse outcome on one or more of the legal matters referred to above could significantly limit our ability to utilize additional NOLs.

Defined Benefit Retirement Plan—The status of our defined benefit pension plan obligations, related plan assets and cost is presented in Note 10 of Notes to Consolidated Financial Statements entitled “Employee Benefit Plans.” Plan obligations and annual pension expense are determined by actuaries using a number of key assumptions which include, among other things, the discount rate, the estimated future return on plan assets and the anticipated rate of future salary increases. The discount rate of 6.75% used for purposes of computing the 2003 annual pension expense was determined at the beginning of the calendar year based on high-quality corporate bond yields as of that date. We lowered the discount rate used for computing the 2004 annual pension expense to 6.25% due to a decline in high-quality corporate bond yields as of the end of 2003.

The estimated return on plan assets is primarily based on historical long-term returns of equity and fixed income markets according to our targeted allocation of plan assets (70% equity and 30% fixed income). While the weighted estimated return on asset rate has been approximately 9% in recent years, we lowered this rate to 7.5% for 2004 based on recent equity market performance compared to long-term historical averages.

The plan’s accumulated benefit obligation exceeded the fair value of plan assets on December 31, 2003, 2002 and 2001 in amounts greater than the accrued pension liability previously recorded. Accordingly, we increased our accrual by $4.4 million in 2003, $13.7 million in 2002 and $5.9 million in 2001 with the $24.0 million offset to Accumulated Other Comprehensive Loss, a reduction of stockholders’ equity.

As a result of the expected changes in assumptions for 2004 noted above and asset losses during 2003 and 2002, we anticipate that pension expense will increase from $2.7 million in 2003 to $4.7 million in 2004. We made a $4.0 million cash contribution to the pension plan in April 2004, and we do not plan to make any further contributions to the pension plan in 2004. However, using our current assumptions regarding asset performance and the interest rate environment, our pension plan contributions will likely increase significantly in the future.

Effective June 1, 2004, all benefit accruals under our pension plan were frozen; however, current vested benefits will be preserved. We have not completed the process of evaluating the full financial impact of this decision on our 2004 pension expense and results of operations; however, based on an initial evaluation, we believe that the financial impact of this decision will not be material to our 2004 results of operations.

Related Party Transactions

As a condition to a $30 million equity infusion in January 1997, we entered into an agreement with Tutor-Saliba Corporation, or Tutor-Saliba, a construction company based in California, and Ronald N. Tutor, Chief Executive Officer and sole stockholder of Tutor-Saliba, to provide certain management services. Tutor-Saliba participated in joint ventures with us before the agreement and continues to participate in joint ventures with us after the agreement. Our share of revenue from these joint ventures amounted to $11.2 million, $49.0 million, $48.8 million and $17.9 million for the three months ended March 31, 2004 and for the years ended December 31, 2003, 2002 and 2001, respectively. Primarily as a result of Tutor-Saliba participating in a $40 million equity infusion in March 2000, Tutor-Saliba currently owns approximately 12.7% of our outstanding common stock. Mr. Tutor has been our Chairman and Chief Executive Officer since March 2000. For details of compensation to Mr. Tutor, arrangements with Tutor-Saliba and other information on related party transactions, see Note 12 of Notes to Consolidated Financial Statements, “Management” and “Certain Transactions” included elsewhere in this prospectus.

Results of Operations

Comparison of the First Quarter of 2004 with the First Quarter of 2003

Income before taxes increased by $7.2 million, from $4.5 million in 2003 to $11.7 million in 2004, due primarily to an overall increase in revenues. However, net income decreased by $0.2 million, from $11.4 million in 2003 to $11.2 million in 2004, due primarily to the recognition of an additional $7.0 million federal tax benefit in 2003 based on the expectation that we will be able to utilize a portion of our net operating loss carryforwards in future years. In addition, both 2004 and 2003 reflect a lower-than-normal tax rate due to the realization of a portion of the federal tax benefit not recognized in prior years due to certain accounting limitations.

	Revenues for the Three Months Ended March 31,		Increase (Decrease)	% Change
	2004	2003
	(in millions, except % change data)
Building	$291.4	$209.0	$82.4	39.4%
Civil	27.5	45.7	(18.2)	(39.8)%
Management Services	161.4	36.6	124.8	341.0%

Total	$480.3	$291.3	$189.0	64.9%

Overall revenues increased by $189.0 million (or 64.9%), from $291.3 million in 2003 to $480.3 million in 2004. This increase was due primarily to an increase in management services revenues of $124.8 million (or 341.0%), from $36.6 million in 2003 to $161.4 million in 2004, and an increase in building revenues of $82.4 million (or 39.4%), from $209.0 million in 2003 to $291.4 million in 2004. The increase in management services revenues is due primarily to the new contracts we were awarded in late 2003 related to the rebuilding of Iraq and Afghanistan and, to a lesser extent, a higher volume of work on power facilities maintenance projects due to a higher number of scheduled plant shutdowns in 2004 to date. The increase in building construction revenues was due primarily to the timing of the start up of new projects in the hospitality and gaming market, particularly in California and Nevada, and reflects the significantly higher building segment backlog entering 2004 as compared to 2003. These increases were partly offset by a decrease in civil construction revenues of $18.2 million (or 39.8%), from $45.7 million in 2003 to $27.5 million in 2004. The decrease in revenues from civil construction operations primarily reflects a decreasing backlog of civil construction work during 2002 and the first half of 2003 as the pace of new contract awards slowed due to a temporary decrease in the number of public works projects available to bid and increased competition from other contractors when bidding on the reduced level of work available.

	Income from Construction Operations for the Three Months Ended March 31,		Increase (Decrease)	% Change
	2004	2003
	(in millions, except % change data)
Building	$5.5	$1.5	$4.0	266.7%
Civil	0.2	1.6	(1.4)	(87.5)%
Management Services	10.5	3.7	6.8	183.8%

Subtotal	$16.2	$6.8	$9.4	138.2%

Less: Corporate	(2.4)	(1.9)	0.5	26.3%

Total	$13.8	$4.9	$8.9	181.6%

Income from construction operations (excluding corporate) increased by $9.4 million (or 138.2%), from $6.8 million in 2003 to $16.2 million in 2004. Management services income from operations increased by $6.8 million (or 183.8%), from $3.7 million in 2003 to $10.5 million in 2004, due primarily to the increase in management services revenues discussed above partly offset by a lower gross profit margin in 2004. The gross profit margin in 2003 included a profit increase based on favorable cost experience on a fixed price overseas project. Building construction income from operations increased by $4.0 million, from $1.5 million in 2003 to $5.5 million in 2004, due primarily to the increase in building construction revenues discussed above. In addition, building construction income from operations improved due to a $0.4 million decrease in building construction-related general and administrative expenses resulting from the impact of certain cost reduction measures instituted at one business unit during 2003, as well as a higher utilization of personnel on projects as a result of the increased revenues and number of projects in process. Primarily as a result of the decrease in civil construction revenues discussed above, civil construction income from operations decreased by $1.4 million, from $1.6 million in 2003 to $0.2 million in 2004. In addition, civil construction income from operations in 2003 included a substantial profit increase on an infrastructure project as a result of favorable resolution of change orders and claims. Income from operations was negatively impacted by a $0.5 million increase in corporate general and administrative expenses, from $1.9 million in 2003 to $2.4 million in 2004, due primarily to an aggregate increase in several items including corporate incentive compensation and certain corporate insurance premium costs.

Other expense increased by $1.6 million, from $0.2 million in 2003 to $1.8 million in 2004, due primarily to a $0.8 million increase in the amortization of the intangible asset established in conjunction with the accounting for the acquisition of Cummings in January 2003, as well as a $0.8 million increase in expenses related to the secondary stock offering which was initiated in the third quarter of 2003.

The (provision) credit for income taxes reflects a lower-than-normal tax rate in both 2004 and 2003 due in part to the realization of a portion of the federal tax benefit not recognized in prior years due to certain accounting limitations. The credit for income taxes in 2003 also includes the recognition of an additional $7.0 million federal tax benefit in accordance with SFAS No. 109, “Accounting for Income Taxes” based on the expectation that we will be able to utilize a portion of our net operating loss carryforwards in future years.

Reconciliation of Reported Net Income to Pro Forma Net Income

Assuming an effective income tax rate of 38% and also assuming that we completed our 2003 tender offer for our $21.25 Preferred Stock prior to January 1, 2003, pro forma net income for the first quarter of 2004 would have been $7.3 million, as compared to pro forma net income of $2.8 million for the first quarter of 2003. Similarly, pro forma basic earnings per common share for the first quarter of 2004 would have been $0.30, as compared to pro forma basic earnings per common share of $0.11 for the first quarter of 2003. Pro forma diluted earnings per common share for the first quarter of 2004 would have been $0.28, as compared to pro forma diluted earnings per common share of $0.11 for the first quarter of 2003. The reconciliation of reported net income to pro forma net income for the three months ended March 31, 2004 and 2003 is set forth below:

	Three Months Ended March 31,
	2004	2003
	(in thousands, except per share data)
Reported net income	$11,221	$11,419
Less: (Provision) credit for income taxes	(529)	6,900

Income before income taxes	11,750	4,519
Provision for income taxes assuming 38% effective rate	4,465	1,717

Pro forma net income	$7,285	2,802

Less: Dividends accrued on Preferred Stock assuming the tender offer took place prior to January 1, 2003	(297)	(297)

Pro forma total available for common stockholders	$6,988	$2,505

Pro forma basic earnings per common share	$0.30	$0.11

Pro forma diluted earnings per common share	$0.28	$0.11

Weighted average common shares outstanding:
Basic	23,014	22,664
Effect of dilutive stock options and warrants outstanding	1,879	14

Diluted	24,893	22,678

To supplement our unaudited consolidated financial statements presented on a generally accepted accounting principles (GAAP) basis, we sometimes use non-GAAP measures of net income, earnings per share and other measures that we believe are appropriate to enhance an overall understanding of our historical financial performance and future prospects. The non-GAAP results, which are adjusted to exclude certain costs, expenses, gains and losses from the comparable GAAP measures, are an indication of our baseline performance before gains, losses or other charges that are considered by management to be outside of our core operating results. These non-GAAP results are among the indicators management uses as a basis for evaluating our financial performance as well as for forecasting future periods. For these reasons, management believes these non-GAAP measures can be useful to investors, potential investors and others. The presentation of this additional information is not meant to be considered in isolation or as a substitute for net income or earnings per share prepared in accordance with GAAP.

Comparison of the Year Ended December 31, 2003 with the Year Ended December 31, 2002

Net income for the year ended December 31, 2003 was a record $44.0 million, a 90% increase from the $23.1 million net income recorded in 2002. The overall increase in net income of $20.9 million was due primarily to the recognition of a $14.9 million tax benefit based on the expectation that we will be able to utilize a portion of our net operating loss (NOL) carryforwards in future years. In addition, the record net income in 2003 reflects the impact of an increased volume of work acquired and put in place in 2003, in particular our contract awards in Iraq and Afghanistan, as well as the acquisition of Cummings in January 2003.

Basic earnings per common share were $2.18 for the year ended 2003 compared to $0.92 for the year ended 2002. Diluted earnings per common share were $2.10 for the year ended 2003 compared to $0.91 for the year ended 2002. As discussed above, as a result of the completion of our tender offer on our $21.25 Preferred Stock in June 2003, $7.3 million in previously accrued preferred stock dividends was reversed and added back to income available for common stockholders in the computation of earnings per share for the year ended December 31, 2003. Accordingly, basic and diluted earnings per common share calculations for the year ended December 31, 2003 were favorably impacted by $0.32 and $0.31 per share, respectively, due to the reversal of a pro rata portion of accumulated but unpaid dividends on our $21.25 Preferred Stock as a result of the tender offer completed in 2003.

	Revenues for the Year Ended December 31,		Increase (Decrease)	% Change
	2003	2002
	(in millions, except % change data)
Building	$898.2	$631.9	$266.3	42.1%
Civil	176.9	312.5	(135.6)	(43.4)%
Management Services	299.0	140.6	158.4	112.7%

Total	$1,374.1	$1,085.0	$289.1	26.6%

Overall revenues increased by $289.1 million (or 26.6%), from $1,085.0 million in 2002 to $1,374.1 million in 2003. This increase was due primarily to a increase in building construction revenues of $266.3 million (or 42.1%), from $631.9 million in 2002 to $898.2 million in 2003, due primarily to the impact of the Cummings acquisition in January 2003 and improved new work acquisition results during the second and third quarters of 2003. Management services revenues increased by $158.4 million (or 112.7%), from $140.6 million in 2002 to $299.0 million in 2003, due primarily to the new contracts we were awarded in 2003 related to the rebuilding of Iraq and Afghanistan. These increases were partly offset by a decrease in civil construction revenues of $135.6 million (or 43.4%), from $312.5 million in 2002 to $176.9 million in 2003. The decrease in revenues from civil construction operations primarily reflects the decrease in our year-end backlog at December 31, 2002 compared to the year-end backlog at December 31, 2001, as the pace of new contract awards slowed during 2002 and the first half of 2003 due to a temporary decrease in the number of public works projects available to bid and increased competition from other contractors when bidding on the reduced level of work available.

	Income from Construction Operations for the Year Ended December 31,		Increase (Decrease)	% Change
	2003	2002
	(in millions, except % change data)
Building	$12.4	$14.5	$(2.1)	(14.5)%
Civil	3.2	6.4	(3.2)	(50.0)%
Management Services	23.7	11.7	12.0	102.6%

Subtotal	$39.3	$32.6	$6.7	20.6%
Less: Corporate	(8.8)	(6.7)	(2.1)	31.3%

Total	$30.5	$25.9	$4.6	17.8%

Income from operations (excluding corporate) increased by $6.7 million (or 20.6%), from $32.6 million in 2002 to $39.3 million in 2003. Management services income from operations increased by $12.0 million (or 102.6%), from $11.7 million in 2002 to $23.7 million in 2003, due primarily to the increase in revenues related to the rebuilding of Iraq and Afghanistan. Despite the favorable impact of the Cummings acquisition, building construction income from operations decreased by $2.1 million (or 14.5%), from $14.5 million in 2002 to $12.4 million in 2003. Building construction income from operations was negatively impacted by a $1.0 million increase in building construction-related general and administrative expenses (exclusive of Cummings) primarily in connection with the pursuit of new work opportunities including the opening or expansion of new regional offices in Florida and California. Civil construction income from operations decreased by $3.2 million (or 50.0%), from $6.4 million in 2002 to $3.2 million in 2003, due primarily to the decrease in revenues discussed above partly offset by a higher gross profit margin in 2003 primarily because 2002 included recognition of a $14 million loss on a Central Artery “Big Dig” joint venture project in Boston, Massachusetts. Income from operations was negatively impacted by a $2.1 million increase in corporate general and administrative expenses, from $6.7 million in 2002 to $8.8 million in 2003, due primarily to an aggregate increase in several items including corporate incentive compensation, outside professional fees relating to the annual audit of the Company’s financial statements and to the $21.25 Preferred Shareholders Class Action Lawsuit (see Note 2(f) of Notes to Consolidated Financial Statements), and certain corporate insurance premium costs.

Other (income) expense increased by $1.9 million, from an expense of $0.5 million in 2002 to income of $1.4 million in 2003, due primarily to a $2.2 million net gain recorded from the sale of certain parcels of developed land held for sale. Based on our remaining inventory of developed land held for sale and the anticipated potential selling prices for those parcels, we believe that the net gain recorded in 2003 is of a non-recurring nature and is not indicative of expected future results.

Interest expense decreased by $0.5 million, from $1.5 million in 2002 to $1.0 million in 2003, due to a lower average borrowing level in 2003 as a result of improved cash flow from operations as well as lower interest rates.

The credit for income taxes in 2003 is due primarily to the recognition of a $14.9 million tax benefit in accordance with SFAS No. 109, “Accounting for Income Taxes” based on the expectation that we will be able to utilize a portion of our NOL carryforwards in future years. In addition, the (provision) credit for income taxes reflects a lower-than-normal tax rate in both years due primarily to the realization of a portion of the federal tax benefit not recognized in prior years due to certain accounting limitations. Also, the provision for income taxes in 2002 reflects the reversal of the federal alternative minimum tax provided in 2001 which was no longer required based on the provisions of the Job Creation and Worker Assistance Act of 2002. As a result of the recognition of the $14.9 million NOL tax benefit, basic and diluted earnings per common share calculations for the year ended December 31, 2003 were favorably impacted by $0.65 and $0.63 per share, respectively.

Reconciliation of Reported Net Income to Pro Forma Net Income

Assuming an effective income tax rate of 39% and also assuming that we completed our tender offer for our $21.25 Preferred Stock prior to January 1, 2002, pro forma net income for the year ended December 31, 2003 would have been $18.9 million, compared to $14.6 million for the year ended December 31, 2002. Similarly, pro forma basic earnings per share for the year ended December 31, 2003 would have been $0.78, compared to $0.59 for the year ended December 31, 2002. Pro forma diluted earnings per share for the year ended December 31, 2003 would have been $0.75, compared to $0.58 for the year ended December 31, 2002. The reconciliation of reported net income to pro forma net income for the years ended December 31, 2003 and 2002 is set forth in a table below:

	Year Ended December 31,
	2003	2002
	(in thousands, except per share data)
Reported net income	$44,018	$23,074
Less: Credit (provision) for income taxes	13,096	(801)

Income before income taxes	30,922	23,875
Provision for income taxes assuming 39% effective rate	12,060	9,311

Pro forma net income	$18,862	$14,564

Less: Dividends accrued on Preferred Stock assuming the tender offer took place prior to January 1, 2002	(1,188)	(1,188)

Pro forma total available for common stockholders	$17,674	$13,376

Pro forma basic earnings per common share	$0.78	$0.59

Pro forma diluted earnings per common share	$0.75	$0.58

Weighted average common shares outstanding:
Basic	22,763	22,664
Effect of dilutive stock options and warrants outstanding	820	275

Diluted	23,583	22,939

To supplement our consolidated financial statements presented on a generally accepted accounting principles (GAAP) basis, we sometimes use non-GAAP measures of net income, earnings per share and other measures that we believe are appropriate to enhance an overall understanding of our historical financial performance and future prospects. The non-GAAP results, which are adjusted to exclude certain costs, expenses, gains and losses from the comparable GAAP measures, are an indication of our baseline performance before gains, loses or other charges that are considered by management to be outside of our core operating results. These non-GAAP results are among the indicators management uses as a basis for evaluating our financial performance as well as for forecasting future periods. For these reasons, management believes these non-GAAP measures can be useful to investors, potential investors and others. The presentation of this additional information is not meant to be considered in isolation or as a substitute for net income or earnings per share prepared in accordance with GAAP.

Comparison of the Year Ended December 31, 2002 to December 31, 2001

Net income for the year ended 2002 was $23.1 million, a 12.5% decrease from the record $26.4 million net income recorded in 2001. Basic earnings per common share were $0.92 for the year ended 2002 compared to $1.07 for the year ended 2001. Diluted earnings per common share were $0.91 per common share compared to $1.04 for the year ended 2001. Overall, the decrease in 2002 operating results reflected a continued strong but lower profit contribution from the building construction segment and increased profit contributions from both the management services and civil construction segments.

	Revenues for the Year Ended December 31,		Increase (Decrease)	% Change
	2002	2001
	(in millions, except % change data)
Building	$631.9	$1,120.1	$(488.2)	(43.6)%
Civil	312.5	354.0	(41.5)	(11.7)%
Management Services	140.6	79.3	61.3	77.3%

Total	$1,085.0	$1,553.4	$(468.4)	(30.2)%

Overall, revenues decreased by $468.4 million (or 30.2%), from $1,553.4 million in 2001 to $1,085.0 million in 2002. This decrease was due primarily to a decrease in building construction revenues of $488.2 million (or 43.6%), from $1,120.1 million in 2001 to $631.9 million in 2002. Civil construction revenues decreased $41.5 million (or 11.7%), from $354.0 million in 2001 to $312.5 million in 2002. The decrease in revenues from building construction operations was due primarily to the decrease in our year-end backlog at December 31, 2001 compared to the record year-end backlog at December 31, 2000, including a decreased volume of work at the Mohegan Sun Project in Connecticut, as well as on two large hotel/casino projects in the southwestern United States, all of which were substantially completed in early 2002. The decrease in revenues from civil construction operations was also due primarily to the decrease in our year-end backlog at December 31, 2001 compared to the record year-end backlog at December 31, 2000. These decreases were partly offset by an increase in management services revenues of $61.3 million (or 77.3%), from $79.3 million in 2001 to $140.6 million in 2002, due primarily to a higher volume of work on power facilities maintenance projects due to a higher number of scheduled plant shutdowns in 2002.

	Income from Construction Operations for the Year Ended December 31,		Increase (Decrease)	% Change
	2002	2001
	(in millions, except % change data)
Building	$14.5	$26.6	$(12.1)	(45.5)%
Civil	6.4	3.9	2.5	64.1%
Management Services	11.7	5.0	6.7	134.0%

Subtotal	$32.6	$35.5	$(2.9)	(8.2)%
Less: Corporate	(6.7)	(6.0)	(0.7)	11.7%

Total	$25.9	$29.5	$(3.6)	(12.2)%

Income from operations (excluding corporate) decreased by $2.9 million (or 8.2%), from $35.5 million in 2001 to $32.6 million in 2002. Building construction income from operations decreased by $12.1 million, from $26.6 million in 2001 to $14.5 million in 2002, due primarily to the decrease in revenues discussed above. This decrease was partly offset by an increase in the average gross margin on building construction contracts from 3.5% in 2001 to 4.7% in 2002, due primarily to favorable close-out experience on several hotel/casino projects in 2002. In addition, building construction income from operations was negatively impacted by a $1.8 million (or 13.7%) increase in building construction-related general and administrative expenses primarily in connection with the pursuit of new work opportunities, including the opening of a new office near Orlando, Florida. Management services income from operations increased by $6.7 million, from $5.0 million in 2001 to $11.7 million in 2002, due primarily to the increase in revenues discussed above as well as favorable cost experience on a fixed price overseas project. Civil construction income from operations increased by $2.5 million, from $3.9 million in 2001 to $6.4 million in 2002, due primarily to favorable cost experience on a fixed price civil infrastructure project in New York City in 2002 as well as recognition of a smaller loss of $14 million in 2002 compared to a $21.4 million loss in 2001 on a Central Artery/Tunnel “Big Dig” joint venture project in Boston, Massachusetts. In addition, civil construction income from operations was negatively impacted by a $1.2 million (or 20.7%) increase in civil construction-related general and administrative expenses, due primarily to a reduced ability to allocate expenses to various joint ventures as well as an increase in outside legal fees attributable to increased work on pending litigation matters and new work acquisition efforts.

Interest expense decreased by $0.5 million, from $2.0 million in 2001 to $1.5 million in 2002, due primarily to a reduction in the average amount of debt outstanding under our credit facility as well as lower interest rates in 2002.

The lower than normal tax rate for the two year period ended December 31, 2002 is primarily due to the utilization of tax loss carryforwards from prior years. Because of certain accounting limitations, we were not able to recognize a portion of the tax benefit related to the operating losses experienced in fiscal 1999, 1996 and 1995. The net deferred tax assets reflect management’s estimate of the amount that will, more likely than not, be realized. See Note 5 of Notes to Consolidated Financial Statements. In addition, the provision for income taxes in 2002 reflects the reversal of the federal alternative minimum tax provided in 2001 that was no longer required based on the provisions of the Job Creation and Worker Assistance Act of 2002.

Liquidity and Capital Resources

Cash and Working Capital

Cash and cash equivalents as reported in the accompanying Consolidated Statements of Cash Flows consist of amounts held by us as well as our proportionate share of amounts held by construction joint ventures. Cash held by us is available for general corporate purposes while cash held by construction joint ventures is available only for joint venture-related uses. Cash held by construction joint ventures is distributed from time to time to us and to the other joint venture participants in accordance with their percentage interest after the joint venture partners determine that a cash distribution is prudent. Cash distributions received by us from our construction joint ventures are then available for general corporate purposes. At March 31, 2004 and December 31, 2003, cash held by us and available for general corporate purposes was $26.7 million and $33.4 million, respectively, and our proportionate share of cash held by joint ventures and available only for joint venture-related uses was $22.0 million and $34.4 million, respectively.

Billing procedures in the construction industry generally are based on the specific billing terms of a contract and are often not correlated with performance. For example, billings may be based on various measures of performance, such as cubic yards excavated, architect’s estimates of completion, costs incurred on cost-plus type contracts or weighted progress from a cost loaded construction time schedule. Billings are generally on a monthly basis and are reviewed and approved by the customer prior to submission. Therefore, once a bill is submitted, we are generally able to collect amounts owed to us in accordance with the payment terms of the contract. In addition, contractor’s receivables usually include retentions, or amounts that are not due until contracts are completed or until specified contract conditions or guarantees are met. Retentions are governed by contract provisions and are typically a fixed percentage (for example, 5% or 10%) of each billing. We generally follow the policy of paying our vendors and subcontractors on a particular project after we receive payment from our customer.

A summary of our cash flows for the three months ended March 31, 2004 and 2003 and for each of the years ended December 31, 2003, 2002 and 2001 is set forth below:

	Three Months Ended March 31,		Year Ended December 31,
	2004	2003	2003	2002	2001
	(in millions)
Cash flows from:
Operating activities	$(31.4)	$30.0	$42.6	$(3.6)	$(24.3)
Investing activities	(1.4)	(11.3)	(7.9)	(0.6)	(5.5)
Financing activities	13.7	3.4	(13.9)	(5.3)	(9.5)

Net increase (decrease) in cash	$(19.1)	$22.1	$20.8	$(9.5)	$(39.3)
Cash at beginning of year	67.8	47.0	47.0	56.5	95.8

Cash at end of year	$48.7	$69.1	$67.8	$47.0	$56.5

During the first three months of 2004, we used $13.7 million in cash flow from financing activities, primarily from a $12.8 million net increase in debt, and $19.1 million of cash on hand to fund $31.4 million in cash flow used by operating activities, principally to fund working capital requirements, and $1.4 million to fund cash flow used by investing activities, which was primarily used to acquire construction equipment. As a result, our consolidated cash balance decreased by $19.1 million, from $67.8 million at December 31, 2003 to $48.7 million at March 31, 2004.

During 2003, we generated $42.6 million in cash flow from operating activities and $5.0 million in net proceeds from the sale of certain remaining parcels of developed land held for sale to fund the $11.3 million required to complete our tender offer for our Depositary Shares, to reduce debt by a net amount of $3.5 million, as well as to fund a net $12.9 million used by investing activities, primarily for the acquisition of Cummings in January and to acquire construction equipment and an office building and equipment storage facility to be used by our civil construction operations. As a result, our consolidated cash balance increased by $20.8 million, from $47.0 million at December 31, 2002 to $67.8 million at December 31, 2003. As more fully discussed in Note 2(d) of Notes to Consolidated Financial Statements, in the first quarter of 2003, we received our proportionate share of provisional payments against outstanding claims on the Big Dig Project, as a result of an agreement reached in December 2002. Our share of this payment ($13.3 million) was a significant contributor to the $42.6 million in cash flow generated from operating activities in 2003.

During 2002, we used $9.5 million of cash on hand to fund operating activities ($3.6 million), investing activities ($0.6 million), and to reduce debt by a net amount of $5.3 million. The $3.6 million in cash used by operating activities was due primarily to the need to fund working capital requirements on certain joint venture construction contracts where unapproved change orders and/or contract claims remain to be resolved. See Note 1(d) of Notes to Consolidated Financial Statements.

During 2001, we used $39.3 million of cash on hand to fund operating activities ($24.2 million); investing activities ($5.5 million), primarily for the acquisition of property and equipment; and financing activities ($9.5 million), primarily to reduce debt by a net amount of $9.8 million. Cash generated from operating activities decreased from a positive $0.8 million in 2000 to a negative $24.2 million in 2001 due primarily to the need to fund working capital requirements on certain of our construction contracts where unapproved change orders and/or contract claims remain to be resolved. See Note 1(d) of Notes to Consolidated Financial Statements.

Working capital increased, from $125.4 million at the end of 2003 to $153.5 million at March 31, 2004. Our current ratio increased from 1.31x to 1.36x during the same period. Since December 31, 2002, working capital has increased by $37.6 million (or 32%) from $115.9 million to $153.5 million at March 31, 2004, and our current ratio has declined from 1.44x to 1.36x during the same period. As of March 31, 2004, accounts receivable amounted to $418.5 million and comprised approximately 72% of our total current assets. This compares to accounts receivable of $328.0 million, or approximately 62% of our total current assets at December 31, 2003.

The amount of unbilled work decreased by $18.6 million, from $116.6 million at December 31, 2003 to $98.0 million at March 31, 2004, due primarily to the timing of certain contract billings and, to a lesser extent, the resolution of certain unapproved change orders and claim related items.

In January 2002, we entered into an agreement with a new bank group to refinance our existing credit facility with a new $45 million revolving credit facility. In February 2003, the terms of our revolving credit facility were amended to, among other things, increase the revolving credit facility from $45 million to $50 million and to extend the term of our credit facility from January 2004 to June 2005.

The terms of our credit facility require us to meet certain financial covenants, including:

•	a minimum working capital ratio of current assets over current liabilities equal to 1.20:1;

•	a minimum tangible net worth equal to $62 million plus 50% of our consolidated net income for each consecutive two fiscal quarters ending on June 30 and December 31 of each year;

•	a minimum interest coverage ratio of net operating profit over covered charges (which includes interest expense and current period dividends on our preferred stock) equal to 3:1 for four consecutive fiscal quarters; and

•	minimum operating profit levels of at least $25 million in the aggregate for four consecutive fiscal quarters.

The terms of our credit facility also prohibit us from incurring any additional indebtedness without the consent of our lenders, other than financing for our corporate headquarters, insurance premiums and construction equipment, and impose limitations on the level of capital expenditures that we may make for a period, as well as the purchase and sale of assets outside of the normal course of business.

Our obligations under our credit facility are guaranteed by substantially all of our current and future subsidiaries, and secured by substantially all of our and our subsidiaries’ assets, including a pledge of all of the capital stock of our subsidiaries. At March 31, 2004, we had $57.2 million available to borrow under our credit facility and $2.8 million in outstanding letters of credit.

Long-term Debt

Long-term debt at March 31, 2004 was $19.1 million, an increase of $10.6 million from December 31, 2003, due primarily to a higher borrowing level on our credit facility. The long-term debt to equity ratio was .14x at March 31, 2004, compared to .07x at December 31, 2003. Long-term debt at December 31, 2003 was $8.5 million, a decrease of $3.6 million from December 31, 2002, despite our completion in June of a tender offer for our Depositary Shares which required a cash outlay of approximately $11.3 million (including related expenses) and the acquisition of Cummings which required a net cash outlay of approximately $8.6 million. Our long-term debt to equity ratio was .07x at December 31, 2003, compared to .14x at December 31, 2002. Long-term debt was $12.1 million at the end of 2002 as compared to $7.5 million at the end of 2001.

Contractual Obligations

Our outstanding contractual obligations as of December 31, 2003 are summarized in the following table:

	Payments Due by Period
	(in thousands)
	Total		Less Than 1 Year	1-3 Years		3-5 Years		More Than 5 Years
Total debt	$9,012	(a)	$490	$634		$2,026		$5,862
Operating leases, net	12,181		4,279	5,481		1,940		481
Purchase obligations	—		—	—		—		—
Other long-term liabilities:
Accrued dividends on $21.25 Preferred Stock	9,805		—	—		—		9,805	(b)
Employee benefit related liabilities	2,043		158	316		316		1,253
Minimum pension liability adjustments	25,488		4,000	8,000	(c)	8,000	(c)	5,488	(c)

Total contractual obligations	$58,529		$8,927	$14,431		$12,282		$22,889

(a)	Includes capital leases in the amount of $325.
(b)	Assumes current policy described below under “Dividends—$21.25 Preferred Stock” does not change during the 5-year period.
(c)	Assumes annual pension fund contributions equal to the contribution amount anticipated in 2004.

Stockholders’ Equity

Our book value per common share was $5.17 at March 31, 2004, compared to $4.65 at December 31, 2003, $2.72 at December 31, 2002 and $2.40 at December 31, 2001. The major factors impacting stockholders’ equity during the three year and three month period ended March 31, 2004 were the net income recorded, the cost of our tender offer ($11.3 million) completed in June 2003, including the reversal of dividends ($7.3 million) previously accrued related to the preferred stock tendered and, to a lesser extent, preferred stock dividends accrued, and common stock options exercised. Also, we were required to recognize an additional minimum pension liability of approximately $4.4 million in 2003, $13.7 million in 2002 and $5.9 million in 2001 in accordance with SFAS No. 87, “Employers’ Accounting for Pensions” which resulted in an aggregate $24.0 million Accumulated Other Comprehensive Loss deduction in stockholders’ equity. See Note 10 of Notes to Consolidated Financial Statements. Adjustments to the amount of this additional minimum pension liability will be recorded in future years based upon periodic re-evaluation of the funded status of our pension plans.

Dividends

Common Stock

There were no cash dividends declared or paid on our outstanding common stock during the three years ended December 31, 2003 or during the three months ended March 31, 2004.

$21.25 Preferred Stock

The covenants in our prior credit agreements required us to suspend the payment of quarterly dividends on our $21.25 Preferred Stock in 1995 until certain financial criteria were met. While quarterly dividends on the $21.25 Preferred Stock have not been paid since 1995, they have been fully accrued due to the “cumulative” feature of the $21.25 Preferred Stock.

As of December 31, 2002, the aggregate amount of dividends in arrears was approximately $15.4 million, which represented approximately $154.05 per share of $21.25 Preferred Stock or approximately $15.41 per Depositary Share and is included in Other Long-term Liabilities in the Consolidated Balance Sheets. On June 9, 2003, we completed a tender offer for our Depositary Shares pursuant to which we purchased 440,627 Depositary Shares for $25 per share. See “—Overview—Recent Developments.” As a result of this transaction, approximately $7.3 million of previously accrued and unpaid dividends was reversed and restored to Paid-in Surplus in the Consolidated Balance Sheets. Accordingly, the aggregate amount of dividends in arrears at March 31, 2004 is approximately $10.1 million, which represents approximately $180.63 per share of $21.25 Preferred Stock or approximately $18.06 per Depositary Share and is included in Other Long-term Liabilities in the Consolidated Balance Sheets. Under the terms of the $21.25 Preferred Stock, the holders of Depositary Shares became entitled to elect two additional Directors once dividends were deferred for more than six quarters, and they have done so at each of the last seven annual meetings of stockholders.

Our Board of Directors has not decided that our working capital and other conditions warrant the resumption of payment of the regular dividend or any of the dividends in arrears on the $21.25 Preferred Stock. We do not have any plans or target date for resuming the dividend, given the following circumstances:

•	A strong working capital position provides us with the option of performing large projects without a joint venture partner or to assume the sponsoring partner position resulting in a larger proportionate interest and a greater share of joint venture profits.

•	A significant amount of working capital is dedicated to the funding requirements of our construction backlog, including collection of receivables and the resolution of unapproved change orders and contract claims, and to obtaining surety bonds required by our business.

•	We are pursuing a strategy of expanding our construction business internally and through acquisitions, both of which will likely require additional capital. In January 2003, we completed the acquisition of Cummings for $20 million. See Note 3 of Notes to Consolidated Financial Statements.

Quantitative and Qualitative Disclosures About Market Risk

Our exposure to market risk for changes in interest rates relates primarily to our revolving credit debt (see Note 4 of Notes to Consolidated Financial Statements) and short-term investment portfolio. During 2003, we had an average daily borrowing of approximately $5.5 million under our revolving credit agreement and $60.0 million of short-term investments classified as cash equivalents as of December 31, 2003.

We borrow under our revolving credit facility for general corporate purposes, including working capital requirements and capital expenditures. Borrowings under the credit facility bear interest at the applicable LIBOR or base rate, as defined, and therefore, we are subject to fluctuations in interest rates. Based on our average effective borrowing rate and our average daily revolving debt balance in 2003, a change of 1% (or 100 basis points) in our effective borrowing rate would result in an increase or decrease in net income and cash flow of approximately $55,000 per year. There was no material change in this analysis for the three months ended March 31, 2004.

Our short-term investment portfolio consists primarily of highly liquid instruments with maturities of three months or less, all classified as cash and cash equivalents in the accompanying Consolidated Financial Statements.

BUSINESS

General

We are a construction services company offering diversified general contracting, construction management and design-build services to private clients and public agencies throughout the world. We have provided construction services since 1894 and offer general contracting, preconstruction planning and comprehensive project management services, including the planning and scheduling of the manpower, equipment, materials and subcontractors required for a project. We also offer self-performed construction services including site work, concrete forming and placement and steel erection. Our headquarters are in Framingham, Massachusetts, and we have seven other principal offices throughout the United States. Our common stock is currently listed on the New York Stock Exchange under the symbol “PCR.”

Business Segment Overview

Our business is conducted through three primary segments: building, civil, and management services.

Building Segment

Our building segment, comprised of Perini Building Company and James A. Cummings, Inc., or Cummings, focuses on large, complex projects in the hospitality and gaming, sports and entertainment, educational, transportation and healthcare markets. In January 2003, we acquired Cummings to expand our presence in the southeast region of the United States. Cummings, which is now our wholly owned subsidiary, specializes in the construction of schools, municipal buildings and commercial developments.

Civil Segment

Our civil segment specializes in new public works construction and the repair, replacement and reconstruction of infrastructure, principally in the metropolitan New York and Boston markets. Our civil contracting services include construction and rehabilitation of highways, bridges, light rail transit systems, subways, airports and wastewater treatment facilities. Our customers primarily award contracts through one of two methods: the traditional public “competitive bid” method, in which price is the major determining factor, or through a request for proposals where contracts are awarded based on a combination of technical capability and price.

Management Services Segment

Our management services segment provides diversified construction, design-build and maintenance services to the U.S. military and government agencies, power suppliers, surety companies and multi-national corporations in the United States and overseas. Most recently, we have been chosen by the federal government for significant projects related to defense and reconstruction projects in Iraq and Afghanistan. For example, we are currently working on the reconstruction of electric power facilities in southern Iraq. In addition, we recently completed a project to construct the entire infrastructure for a 6,000-person base for the new Afghan army and have recently begun construction of similar facilities at another base.

We also provide diversified management services to power producers, surety companies and multi-national corporations. Under a five-year contract expiring at the end of 2006, we provide planning, management, maintenance and modification services at 10 nuclear power generating stations, including 17 operating units. We are also under agreement with a major North American surety company to provide rapid response, contract completion services. Upon notification from the surety of a contractor bond default, we provide management or general contracting services to fulfill the contractual and financial obligations of the surety.

Markets and Clients

Our construction services are targeted toward end markets that are diversified across project types, client characteristics and geographic locations. Revenues by business segment for the three months ended March 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2003 are set forth below:

	Revenues by Segment
	Three Months Ended March 31,		Year Ended December 31,
	2004	2003	2003	2002	2001
	(in thousands)
Building	$291,438	$209,002	$898,254	$631,860	$1,120,161
Civil	27,457	45,701	176,877	312,528	353,957
Management Services	161,409	36,557	298,972	140,653	79,278

Total	$480,304	$291,260	$1,374,103	$1,085,041	$1,553,396

Revenues by end market for the building segment for the three months ended March 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2003 are set forth below:

	Building Segment Revenues by End Market
	Three Months Ended March 31,		Year Ended December 31,
	2004	2003	2003	2002	2001
	(in thousands)
Hospitality and Gaming	$224,232	$137,925	$541,575	$513,374	$1,013,206
Sports and Entertainment	5,069	28,487	126,705	72,729	22,699
Education Facilities	23,475	17,787	98,730	1,181	8,460
Transportation Facilities	9,867	8,950	46,266	14,096	18,134
Healthcare Facilities	11,697	7,574	53,351	11,264	28,121
Other	17,098	8,279	31,627	19,216	29,541

Total	$291,438	$209,002	$898,254	$631,860	$1,120,161

Revenues by end market for the civil segment the three months ended March 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2003 are set forth below:

	Civil Segment Revenues by End Market
	Three Months Ended March 31,		Year Ended December 31,
	2004	2003	2003	2002	2001
	(in thousands)
Highways	$7,520	$15,620	$64,322	$92,486	$142,144
Bridges	1,829	3,583	16,519	72,312	65,117
Mass Transit	14,646	24,690	84,967	145,160	146,397
Wastewater Treatment and Other	3,462	1,808	11,069	2,570	299

Total	$27,457	$45,701	$176,877	$312,528	$353,957

Revenues by end market for the management services segment for the three months ended March 31, 2004 and 2003 and each of the three years in the period ended December 31, 2003 are set forth below:

	Management Services Segment Revenues by End Market
	Three Months Ended March 31,		Year Ended December 31,
	2004	2003	2003	2002	2001
	(in thousands)
U.S. Government Services	$127,881	$16,483	$218,688	$46,749	$37,348
Power Facilities Maintenance	29,170	14,390	51,724	74,948	28,616
Other	4,358	5,684	28,560	18,956	13,314

Total	$161,409	$36,557	$298,972	$140,653	$79,278

We provide our services to a broad range of private and public clients. The allocation of our revenues by client source for the three months ended March 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2003 is set forth below:

	Revenues by Client Source
	Three Months Ended March 31,		Year Ended December 31,
	2004	2003	2003	2002	2001
Private Owners	61%	69%	61%	65%	73%
State and Local Governments	12	25	23	30	24
Federal Governmental Agencies	27	6	16	5	3

Total	100%	100%	100%	100%	100%

Private Owners. We derived approximately 61% of our revenues from private clients during 2003. Our private clients include major hospitality and gaming resort owners, Native American sovereign nations, private developers, healthcare and retirement companies and a leading owner and operator of power facilities. We provide services to our private customers primarily through negotiated contract arrangements, as opposed to competitive bids.

State and Local Governments. We derived approximately 23% of our revenues from state and local government customers during 2003. Our state and local government customers include state transportation departments, state and local correctional departments, metropolitan authorities, cities, municipal agencies, school districts and public universities. We provide services to our state and local customers primarily pursuant to contracts awarded through competitive bidding processes. Our civil contracting services are concentrated in the northeast, principally in the metropolitan New York and Boston markets. Our building construction services for state and local government customers, which have included schools and dormitories, correctional and healthcare facilities, parking structures and municipal buildings, are in locations throughout the country. Since our acquisition of Cummings in January 2003, we have been particularly active in providing construction services for local government customers in Florida.

Federal Governmental Agencies. We derived approximately 16% of our revenues from federal governmental agencies during 2003. These agencies have included the State Department, the U.S. Navy and the U.S. Army Corps of Engineers. We provide services to federal agencies primarily pursuant to contracts for specific or multi-year assignments that involve new construction or infrastructure improvements. A substantial portion of our revenues from federal agencies is derived from projects in overseas locations. Our share of revenues derived from federal customers has increased steadily in recent years. We expect this trend to continue for the foreseeable future as a result of our expanding base of experience and relationships with federal agencies, together with favorable market and expenditure trends for defense, security and reconstruction work.

Backlog

We include a construction project in our backlog at such time as a contract is awarded or a firm letter of commitment is obtained and funding is in place. As a result, the backlog figures are firm, subject only to the cancellation provisions contained in the various contracts. Historically, these provisions have not had a material adverse effect on us.

Our construction backlog at March 31, 2004 was $1,451.3 million compared to $1,666.5 million at December 31, 2003. The following table provides an analysis of our backlog by business segment for the three month period ended March 31, 2004:

	Backlog at December 31, 2003	New Business Awarded	Revenue Recognized	Backlog at March 31, 2004
	(in thousands)
Building	$896,799	$303,926	$(291,438)	$909,287
Civil	305,698	4,239	(27,458)	282,479
Management Services	463,967	(43,069)	(161,408)	259,490

Total	$1,666,464	$265,096	$(480,304)	$1,451,256

Backlog by end market for the building segment as of March 31, 2004 and December 31, 2003 is set forth below:

	Building Segment Backlog by End Market
	March 31, 2004		December 31, 2002
	(in thousands, except % data)
Hospitality and Gaming	$655,289	72%	$608,161	68%
Sports and Entertainment	4,176	—	9,235	1
Education Facilities	107,889	12	116,013	13
Transportation Facilities	35,962	4	45,529	5
Healthcare Facilities	17,942	2	26,048	3
Other	88,029	10	91,813	10

Total	$909,287	100%	$896,799	100%

Backlog by end market for the civil segment as of March 31, 2004 and December 31, 2003 is set forth below:

	Civil Segment Backlog by End Market
	March 31, 2004		December 31, 2003
	(in thousands, except % data)
Highways	$19,094	7%	$24,736	8%
Bridges	99,321	35	102,155	33
Mass Transit	49,323	17	60,603	21
Wastewater Treatment and Other	114,741	41	118,204	39

Total	$282,479	100%	$305,698	100%

Backlog by end market for the management services segment as of March 31, 2004 and December 31, 2003 is set forth below:

	Management Services Segment Backlog by End Market
	March 31, 2004		December 31, 2003
	(in thousands, except % data)
U.S. Government Services	$131,123	50%	$305,496	66%
Power Facilities Maintenance	121,138	47	150,308	32
Other	7,229	3	8,163	2

Total	$259,490	100%	$463,967	100%

Competition

The construction industry is highly competitive and the markets in which we compete have numerous and often larger companies that provide similar services. In certain end markets of the building segment, such as hospitality and gaming, we are one of the largest providers of construction services in the United States, but within other end markets of the building segment, and within the civil and management services segments, there are competitors with significantly greater capabilities and resources. In our building segment, we compete with a variety of national and regional contractors. In the west, our primary competitors are Marnell-Carrao, Huntcor and McCarthy. In the northeast, our primary competitors are Suffolk, Gilbane and Turner and in the southeast our primary competitors include Centex-Rooney, James B. Pirtle and Whiting-Turner. In our management services segment, we compete principally with national engineering and construction firms such as Fluor, Bechtel, Washington Group International and Kellogg Brown & Root. In our civil segment, we compete principally with large civil construction firms that operate in the northeast, including Slattery/Skanska, Granite Construction/Halmar, Tully and Schiavone. We believe price, experience, reputation, responsiveness, customer relationships, project completion track record and quality of work are key factors in clients awarding contracts across our end markets.

Types of Contracts and The Contract Process

Types of Contracts

The general contracting and management services we provide consist of planning and scheduling the manpower, equipment, materials and subcontractors required for the timely completion of a project in accordance with the terms, plans and specifications contained in a construction contract. We provide these services by using traditional general contracting arrangements, such as fixed price, guaranteed maximum price and cost plus fee contracts and, to a lesser extent, construction management or design-build contracting arrangements. These contract types and the risks generally inherent therein are discussed below:

•	Fixed price (FP) contracts, which include fixed unit price contracts, are generally used in competitively bid public civil construction projects and, to a lesser degree, building construction projects and generally commit the contractor to provide all of the resources required to complete a project for a fixed sum or at fixed unit prices. Usually FP contracts transfer more risk to the contractor but offer the opportunity, under favorable circumstances, for greater profits. FP contracts represent a significant portion of our publicly bid civil construction projects. Design-build projects are also generally performed under a FP contract.

•	Cost plus fee (Cost Plus) contracts provide for reimbursement of the costs required to complete a project plus a stipulated fee arrangement. Cost Plus contracts include cost plus fixed fee (CPFF) contracts and cost plus award fee (CPAF) contracts. CPFF contracts provide for reimbursement of the costs required to complete a project plus a fixed fee. CPAF contracts provide for reimbursement of the costs required to complete a project plus a base fee as well as an incentive fee based on cost and/or schedule performance. Cost Plus contracts serve to minimize the contractor’s financial risk, but may also limit profits. Services provided by our management services segment to various U.S. government agencies often are performed under Cost Plus contracts.

•	Guaranteed maximum price (GMP) contracts provide for a cost plus fee arrangement up to a maximum agreed upon price. These contracts place risks on the contractor for amounts in excess of the GMP, but may permit an opportunity for greater profits than under Cost Plus contracts through sharing agreements with the owner on any cost savings that may be realized. Services provided by our building segment to various private customers often are performed under GMP contracts.

•	Construction management (CM) contracts are those under which a contractor agrees to manage a project for the owner for an agreed upon fee, which may be fixed or may vary based upon negotiated factors. CM contracts serve to minimize the contractor’s financial risk, but may also limit profit relative to the overall scope of a project.

Historically, a high percentage of our contracts have been of the fixed price and GMP type. A summary of revenues and backlog by type of contract for the three months ended March 31, 2004 and for each of the three years in the period ended December 31, 2003 follows:

	Backlog as of
	Three Months Ended March 31,		Year Ended December 31,
	2004	2003	2002	2001
Fixed Price	31%	30%	30%	41%
Cost Plus, GMP or CM	69	70	70	59

	100%	100%	100%	100%

	Revenues
	Three Months Ended March 31,		Year Ended December 31,
	2004	2003	2002	2001
Fixed Price	15%	18%	35%	25%
Cost Plus, GMP or CM	85	82	65	75

	100%	100%	100%	100%

The Contract Process

We identify potential projects from a variety of sources, including advertisements by federal, state and local governmental agencies, through the efforts of our business development personnel and through meetings with other participants in the construction industry such as architects and engineers. After determining which projects are available, we make a decision on which projects to pursue based on such factors as project size, duration, availability of personnel, current backlog, competitive advantages and disadvantages, prior experience, contracting agency or owner, source of project funding, geographic location and type of contract.

After deciding which contracts to pursue, we generally have to complete a prequalification process with the applicable agency or customer. The prequalification process generally limits bidders to those companies with operational experience and financial capability to effectively complete the particular project(s) in accordance with the plans, specifications and construction schedule.

The estimating process typically involves three phases. Initially, we perform a detailed review of the plans and specifications, summarize the various types of work involved and related estimated quantities, determine the project duration or schedule and highlight the unique and riskier aspects of the project. After the initial review, we decide whether or not to continue to pursue the project. If the answer is positive, we perform the second phase of the estimating process which consists of estimating the cost and availability of labor, material, equipment, subcontractors and the project team required to complete the project on time and in accordance with the plans and specifications. The final phase consists of a detailed review of the estimate by management including, among other things, assumptions regarding cost, approach, means and methods, productivity and risk. After the final review of the cost estimate, management adds an amount for profit to arrive at the total bid amount.

Public bids to various governmental agencies are generally awarded to the lowest bidder. Requests for proposals or negotiated contracts with public or private owners are generally awarded based on a combination of technical capability and price, taking into consideration factors such as project schedule and prior experience.

During the construction phase of a project, we monitor our progress by comparing actual costs incurred and quantities completed to date with budgeted amounts and the project schedule and periodically, at a minimum on a quarterly basis, prepare an updated estimate of total forecasted revenue, cost and profit for the project.

During the normal course of most projects, the owner and sometimes the contractor initiate modifications or changes to the original contract to reflect, among other things, changes in specifications or design, method or manner of performance, facilities, equipment, materials, site conditions and period for completion of the work. Generally, the scope and price of these modifications are documented in a “change order” to the original contract and reviewed, approved and paid in accordance with the normal change order provisions of the contract.

Many times we are required to perform extra or change order work as directed by the customer even if the customer has not agreed in advance on the scope or price of the work to be performed. This process may result in disputes over whether the work performed is beyond the scope of the work included in the original project plans and specifications or, if the customer agrees that the work performed qualifies as extra work, the price the customer is willing to pay for the extra work. Even when the customer agrees to pay for the extra work, we may be required to fund the cost of such work for a lengthy period of time until the change order is approved and funded by the customer. Also, these unapproved change orders, contract disputes or claims result in costs being incurred by us that cannot be billed currently and, therefore, are reflected as “Unbilled Work” in our balance sheet. See Note 1(d) of Notes to Consolidated Financial Statements. In addition, any delay caused by the extra work may adversely impact the timely scheduling of other project work and our ability to meet specified contract milestone dates.

The process for resolving claims vary from one contract to another but, in general, we attempt to resolve claims at the project supervisory level through the normal change order process or with higher levels of management within our organization and the customer’s organization. Depending upon the terms of the contract, claim resolution may employ a variety of other resolution methods, including mediation, binding or non-binding arbitration or litigation. Regardless of the process, when a potential claim arises on a project, we typically have the contractual obligation to perform the work and must incur the related costs. We do not recoup the costs until the claim is resolved. It is not uncommon for the claim resolution process to take months or years to resolve, especially if it involves litigation.

Our contracts generally involve work durations in excess of one year. Revenue on contracts in process is generally recorded under the percentage of completion contract accounting method. For a more detailed discussion of our policy in these areas, see Note 1(d) of Notes to Consolidated Financial Statements, entitled “Method of Accounting for Contracts”.

Construction Costs

While our business may experience some adverse consequences if shortages develop or if prices for materials, labor or equipment increase excessively, provisions in certain types of contracts often shift all or a major portion of any adverse impact to the customer. On fixed price contracts, we attempt to insulate ourselves from the unfavorable effects of inflation by incorporating escalating wage and price assumptions, where appropriate, into our construction bids and by obtaining firm fixed price quotes from major subcontractors and material suppliers at the time of the bid. Construction and other materials used in our construction activities are generally available locally from multiple sources and have been in adequate supply during recent years. Construction work in selected overseas areas primarily employs expatriate and local labor which can usually be obtained as required.

Environmental Matters

Our properties and operations are subject to federal, state and municipal laws and regulations relating to the protection of the environment, including requirements for water discharges, air emissions, the use, management and disposal of solid or hazardous materials or wastes and the cleanup of contamination. For example, we must apply water or chemicals to reduce dust on road construction projects and to contain contaminants in storm run-off water at construction sites. In certain circumstances, we may also be required to hire subcontractors to dispose of hazardous wastes encountered on a project in accordance with a plan approved in advance by the owner. We believe that we are in substantial compliance with all applicable laws and regulations. However, future requirements or amendments to current laws or regulations imposing more stringent requirements could require us to incur costs to maintain or achieve compliance.

In addition, some environmental laws, such as the U.S. federal “Superfund” law and similar state statutes, can impose liability for the entire cost of cleanup of contaminated sites upon any of the current or former owners or operators or upon parties who sent wastes to these sites, regardless of who owned the site at the time of the release or the lawfulness of the original disposal activity. Contaminants have been detected at some of the sites that we own, or where we worked as a contractor in the past, and we have incurred costs for investigation or remediation of hazardous substances. We also believe that our liability for these sites will not be material, either individually or in the aggregate, and have pollution legal liability insurance available for such matters. We believe that we have minimal exposure to environmental liability as a result of the activities of Perini Environmental Services, Inc., or Perini Environmental, a wholly owned subsidiary of Perini that was phased out during 1997. Perini Environmental provided hazardous waste engineering and construction services to both private clients and public agencies nationwide. Perini Environmental was responsible for compliance with applicable laws in connection with its activities; however, Perini and Perini Environmental generally carried insurance or received indemnification from customers to cover the risks associated with the remediation business.

We currently own real estate in three states and as an owner, are subject to laws governing environmental responsibility and liability based on ownership. We are not aware of any significant environmental liability associated with our ownership of real estate.

Real Estate Operations

Effective June 30, 1999, management adopted a plan to withdraw completely from the real estate development business and to wind down the operations of Perini Land and Development Company, or PL&D, our wholly owned real estate development subsidiary. Accordingly, approximately 98% of the property has been liquidated since June 30, 1999. As of March 31, 2004, the only land remaining to be sold consists of certain fully developed parcels in Raynham, Massachusetts. This property is included in “Other Assets” on the Consolidated Balance Sheet. See Note 13 of Notes to Consolidated Financial Statements.

Insurance and Bonding

All of our properties and equipment, both directly owned or owned through joint ventures with others, are covered by insurance and management believes that such insurance is adequate. In addition, we maintain general liability, excess liability and workers’ compensation insurance in amounts that we believe are consistent with our risk of loss and industry practice. During 2000 and 2001, we were able to significantly limit our financial risk under our workers’ compensation and general liability insurance coverage by purchasing traditional insurance policies in a favorable insurance market. Due to tight conditions in the insurance market, effective for the calendar year 2002 and continuing into 2003 and 2004, we found it necessary to purchase workers’ compensation and general liability policies at substantially higher premiums with a self-insured deductible limit of $250,000 per occurrence, with appropriate aggregate caps on losses retained.

As a normal part of the construction business, we are often required to provide various types of surety bonds as an additional level of security of our performance. We have surety arrangements with several sureties, one of which we have dealt with for over 75 years and another of which owns approximately 11.5% of our outstanding common stock. See Note 12 of Notes to Consolidated Financial Statements.

Employees

The total number of personnel employed by us is subject to seasonal fluctuations, the volume of construction in progress and the relative amount of work performed by subcontractors. During 2003, the average number of employees was approximately 2,400, with a maximum of approximately 3,500 and a minimum of approximately 1,600. As of June 30, 2004, we employed approximately 1,780 people.

We operate as a union contractor. As such, we are a signatory to numerous local and regional collective bargaining agreements, both directly and through trade associations, throughout the country. These agreements cover all necessary union crafts and are subject to various renewal dates. Estimated amounts for wage escalation related to the expiration of union contracts are included in our bids on various projects and, as a result, the expiration of any union contract in the next fiscal year is not expected to have any material impact on us. As of June 30, 2004, approximately 835 of our total of 1,780 employees were union employees. During the past several years, we have not experienced any work stoppages.

Properties

Properties used in our construction operations as of June 30, 2004 are summarized below:

	Business Segment(s)	Owned or Leased by Perini	Approximate Acres	Approximate Square Feet of Office Space
Principal Offices
Framingham, MA	Building, Civil and Management Services	Owned	9	100,000
Phoenix, AZ	Building	Leased	—	22,700
Peekskill, NY	Civil	Owned	2	21,000
Ft. Lauderdale, FL	Building	Leased	—	17,500
Las Vegas, NV	Building	Leased	—	7,400
Celebration, FL	Building	Leased	—	4,800
Carlsbad, CA	Building	Leased	—	3,900
Detroit, MI	Building	Leased	—	2,500

			11	179,800

Principal Permanent Storage Yards
Bow, NH	Civil	Owned	70
Framingham, MA	Building and Civil	Owned	6
Las Vegas, NV	Building	Leased	2
Peekskill, NY	Civil	Owned	3

			81

We believe our properties are well maintained, in good condition, adequate and suitable for our purpose and fully utilized. Properties for sale applicable to our previously discontinued real estate activities are described above under “Real Estate Operations.”

Legal Proceedings

Mergentime—Perini Joint Ventures vs. WMATA Matter

On May 11, 1990, contracts with two joint ventures in which Perini held a 40% interest were terminated by the Washington Metropolitan Area Transit Authority, or WMATA, on two subway construction projects in the District of Columbia. The contracts were awarded to the joint ventures in 1985 and 1986. However, Perini and Mergentime Corporation, or Mergentime, the 60% managing partner, entered into an agreement in 1987 under which Perini withdrew from the joint ventures and Mergentime assumed complete control over the performance of both projects. This agreement did not relieve Perini of its responsibilities to WMATA as a joint venture partner. After Perini withdrew from the joint ventures, Mergentime and WMATA had a dispute regarding progress on the projects. After both construction contracts were terminated, WMATA retained Perini, acting independently, to complete both projects.

Subsequently, the joint ventures brought an action in the United States District Court for the District of Columbia against WMATA, seeking damages for delays, unpaid extra work and wrongful termination and WMATA brought an action against the joint ventures seeking damages for additional costs to complete the projects. After a bench trial, the District Court found the joint ventures liable to WMATA for damages in the amount of approximately $16.5 million and WMATA liable to the joint ventures for damages in the amount of approximately $4.3 million.

The joint ventures appealed the judgment to the United States Court of Appeals for the District of Columbia, and on February 16, 1999, the Court of Appeals vacated the District Court’s final judgment and ordered the District Court to review its prior findings and hold further hearings in regard to the joint venture’s affirmative claims. In addition, the Court of Appeals held that statutory interest on any of the claims will not accrue until final judgment is entered sometime in the future.

On February 28, 2001, a successor District Court Judge informed the parties that he could not certify adequate familiarity with the record to complete the remaining proceedings; therefore, he granted the joint ventures’ motion for a new trial. The joint ventures are seeking $28.9 million, plus interest, from WMATA, and WMATA is seeking $29.3 million from the joint ventures. A new trial was completed in January 2002 and a decision is still pending. The ultimate financial impact of the Judge’s pending decision is not yet determinable; therefore, no provision for loss, if any, has been recorded in the financial statements.

Tutor-Saliba-Perini Joint Venture vs. Los Angeles MTA Matter

During 1995, a joint venture, Tutor-Saliba-Perini, or TSP, in which Perini is the 40% minority partner and Tutor-Saliba Corporation of Sylmar, California is the 60% managing partner, filed a complaint in the Superior Court of the State of California for the County of Los Angeles against the Los Angeles County Metropolitan Transportation Authority, or the MTA, seeking to recover costs for extra work required by the MTA in connection with the construction of certain tunnel and station projects. In February 1999 the MTA countered with civil claims under the California False Claims Act against TSP, Tutor-Saliba and Perini jointly and severally. Ronald N. Tutor, the Chairman and Chief Executive Officer of Perini since March 2000, is also the chief executive officer and the sole stockholder of Tutor-Saliba Corporation.

Claims concerning the construction of the MTA projects were tried before a jury in 2001. During trial, the Judge ruled that TSP had failed to comply with the Court’s prior discovery orders and the Judge penalized TSP, Tutor-Saliba and Perini for the alleged non-compliance by dismissing TSP’s claims and by ruling, without a jury finding, that TSP was liable to the MTA for damages on the MTA’s counterclaims. The Judge then instructed the jury that TSP was liable to the MTA and charged the jury with the responsibility of determining the amount of the damages based on the Judge’s ruling. The jury awarded the MTA approximately $29.6 million in damages.

On March 26, 2002, the Judge amended the award, ordering TSP to pay the MTA an additional $33.4 million in costs and attorney fees, with the aggregate $63.0 million award subject to interest at an annual rate of 10% from the date of the award.

TSP and the other plaintiffs/defendants in the counterclaim have appealed the Judge’s discovery sanction, the subsequent jury award and the amended award. The ultimate financial impact of the Judge’s ruling and/or the awards is not yet determinable. Therefore, no provision for loss, if any, has been recorded in the financial statements.

City of San Francisco vs. Tutor-Saliba, Perini & Buckley Joint Venture Matter

In November 2002, the San Francisco City Attorney, on behalf of the City and County of San Francisco and the citizens of California, filed a civil action with a demand for a jury trial against Perini, Tutor-Saliba Corporation, or TSC, the Tutor-Saliba, Perini & Buckley Joint Venture, Buckley & Company, Inc. and their bonding companies in the United States District Court in San Francisco relating to seven projects for work on the expansion of the San Francisco International Airport. A second amended complaint was filed in July 2003 which, among other things, added Ronald N. Tutor as a defendant. The joint venture was established by TSC, Perini and Buckley through two joint venture agreements dated October 28, 1996 and February 11, 1997. The joint venture had agreements with the Owner to perform work (“Contracts”) on only two of the above projects (“Projects”) and, as part of those Contracts, the joint venture provided performance and payment bonds to the Owner (“Bonds”).

On or about May 24, 2004, the Court granted substantial portions of the defendants’ motion to dismiss the plaintiffs’ second amended complaint with leave to amend certain causes of action. On June 21, 2004, the plaintiffs filed their third amended complaint. In the third amended complaint, the plaintiffs allege, among other things, various overcharges, bidding violations, violations of minority contracting regulations, civil fraud, violation of the California False Claims and Unfair Competition Acts and breach of contract. In addition, the plaintiffs allege that the defendants have violated the United States Racketeer Influenced Corrupt Organizations Act. The plaintiffs have asserted approximately $45 million in actual damages against the joint venture and each of its partners as well as substantial liquidated damages, treble damages, punitive and exemplary damages, various civil penalties and a declaration that TSC and the joint venture are irresponsible bidders. The defendants intend to file a motion to dismiss the third amended complaint.

TSC is the managing partner of the joint venture and, in December 1997, Perini sold its entire 20% interest in the joint venture to TSC. As part of that sale agreement, TSC agreed to indemnify Perini from any liability that Perini is required to pay by reason of or arising out of any event or occurrence subsequent to the date of the sale of Perini’s interest in the joint venture in any way connected with the joint venture agreements, the Contracts, the Projects and the Bonds. It is unclear based on the plaintiff’s current complaint whether the claims against the joint venture arise out of events that occurred subsequent to the date of the sale of Perini’s interest. The ultimate financial impact of this action is not yet determinable.

Perini/Kiewit/Cashman Joint Venture—Central Artery/Tunnel Project Matter

Perini/Kiewit/Cashman Joint Venture, or PKC, a joint venture in which Perini holds a 56% interest and is the managing partner, is currently pursuing a series of claims for additional contract time and/or compensation against the Massachusetts Highway Department, or MHD, for work performed by PKC on a portion of the Central Artery/Tunnel project in Boston, Massachusetts. During construction, MHD ordered PKC to perform changes to the work and issued related direct cost changes with an estimated value, excluding time delay and inefficiency costs, in excess of $100 million. In addition, PKC encountered a number of unforeseen conditions during construction that greatly increased PKC’s cost of performance.

Certain of PKC’s claims have been presented to a Disputes Review Board, or the DRB, which consists of three construction experts chosen by the parties. To date, the DRB has ruled on a binding basis that PKC is entitled to additional compensation for its contract time delay claim in the amount of $17.4 million. On March 20, 2002, the Superior Court of the Commonwealth of Massachusetts approved PKC’s request to have MHD comply with the DRB’s $17.4 million award. The MHD has appealed the Superior Court decision to the Appeals Court of the Commonwealth of Massachusetts.

The DRB has also ruled on a binding basis that PKC is entitled to additional compensation awards totaling $17.1 million for impacts and inefficiencies caused by MHD to certain of PKC’s work. PKC has filed applications in these actions seeking to confirm the awards and MHD has filed civil actions in Massachusetts Superior Court seeking to vacate these awards.

Under the Dispute Resolution Rules of the contract, either party may periodically terminate the services of some or all of the DRB members provided that members who are removed under this provision will remain on the DRB through the completion of any then pending claims. The MHD has chosen to remove the current DRB members under this provision and those members are in the process of completing hearings on all pending claims. Although the replacement DRB members have been agreed upon, proceedings before the current DRB and the new DRB have been postponed pending completion of the negotiation and mediation discussed below.

The pending claims yet to be decided by the current DRB on a binding basis have an anticipated value of $49.4 million. The remaining claims to be decided by the replacement DRB on a non-binding basis have an anticipated value of $72.6 million.

On August 14, 2002 the Massachusetts Attorney General’s office, pursuant to its authority under the Massachusetts False Claims Act, served a Civil Investigative Demand (“CID”) on Perini and the other joint venture partners. The CID sought the production of certain construction claims documentation in connection with the Central Artery/Tunnel Contract No. C11A1. PKC vigorously denies that it submitted any false claims and is cooperating with the Attorney General’s Office in the ongoing investigation.

In December 2002, PKC and MHD entered into an agreement to attempt to resolve by negotiation and mediation all of the outstanding claims on the project. As part of the agreement, the MHD recommended for approval by the Massachusetts Turnpike Authority a contract modification that provides for provisional payments to PKC totaling $25 million against PKC’s outstanding claims. To date, PKC has received $23.75 million of those provisional payments. The parties also agreed to stay the pending litigation and DRB proceedings during the negotiations. Perini began mediation on all claims in September 2003. Management has made an estimate of the total anticipated cost recovery on this project and it is included in revenue recorded to date. To the extent new facts become known or the final cost recovery included in the claim settlement varies from this estimate, the impact of the change will be reflected in the financial statements at that time.

Redondo/Perini Joint Venture vs. Siemens Transportation Matter

This is a binding arbitration proceeding arising out of a contract between the Redondo/Perini Joint Venture, or RPJV, a joint venture in which Perini and Redondo Construction Corp., or Redondo, each have a 50% interest and the Siemens Transportation Partnership, S.E., Puerto Rico, or STP. STP is constructing a public metropolitan passenger rail transportation project for the Commonwealth of Puerto Rico and RPJV is responsible for the design and construction of a portion of the project.

On March 19, 2002, Redondo filed a petition for reorganization under 11 U.S.C. Chapter 11 in U.S. Bankruptcy Court for the District of Puerto Rico.

On December 23, 2002, RPJV filed an arbitration demand against STP seeking the recovery of approximately $38 million of additional costs related to design changes and the late completion of the design. On January 31, 2003, STP filed a counter-demand against RPJV seeking the recovery of damages allegedly related to defects in design and construction and the late completion of RPJV’s work in the amount of approximately $17.9 million along with the repayment of approximately $22.6 million for alleged advances previously paid to RPJV.

The parties have each revised their statement of damages. RPJV’s total claim is approximately $74 million. STP’s revised claim is now approximately $54.5 million, including its claim for alleged advances already paid.

Arbitration evidentiary hearings have commenced. Management has made an estimate of the anticipated total cost recovery on this project and it is included in revenue recorded to date. To the extent new facts become known or the final cost recovery included in the claim settlement varies from this estimate, the impact of the change will be reflected in the financial statements at that time.

$21.25 Preferred Shareholders Class Action Lawsuit

On October 15, 2002, Frederick Doppelt, Arthur I. Caplan and Leland D. Zulch filed a lawsuit individually, and as representatives of a class of holders of Perini’s Depositary Shares against certain current and former directors of Perini. This lawsuit is captioned Doppelt, et al. v. Tutor, et al., United States District Court for the District of Massachusetts, No. 02CV12010 (MLW). Mr. Doppelt is a current director of Perini and Mr. Caplan is a former director of Perini. Specifically, the original complaint alleged that the defendants breached their fiduciary duties owed to the holders of the Depositary Shares and to Perini. The plaintiffs principally allege that the defendants improperly authorized the exchange of Series B Preferred Stock for common stock while simultaneously refusing to pay accrued dividends due on the Depositary Shares.

In July 2003, the plaintiffs filed an amended complaint. The amended complaint added an allegation that the defendants further breached their fiduciary duties by authorizing a tender offer for the purchase of up to 90% of the Depositary Shares and an allegation that the collective actions of the defendants constitute unfair and deceptive business practices under the provisions of the Massachusetts Consumer Protection Act. The amended complaint withdrew the allegation of a breach of fiduciary duty owed to Perini, but retained the allegation with respect to a breach of those duties owed to the holders of the Depositary Shares.

On April 12, 2004, pursuant to defendants’ motion to dismiss, the Court dismissed the claim under the Massachusetts Consumer Protection Act. The Court did not dismiss the claim for breach of fiduciary duty, except as such claim relates to the tender offer for the purchase of Perini’s Depositary Shares. Pursuant to the Court’s April 12, 2004 Order, in May 2004 the plaintiffs filed a third amended complaint and thereafter filed a motion for class certification. The plaintiffs seek damages in an amount not less than $10 million, plus interest, costs, fees and other unspecified damages. On or about June 25, 2004, at the parties’ request, the Court ordered the case stayed pending mediation, which the parties intend to pursue in August 2004.

In 2001, a similar lawsuit was filed by some of the same plaintiffs in the United States District Court for the Southern District of New York, which claimed that Perini breached its contract with the holders of Depositary Shares. In 2002, the case was dismissed and upon appeal by the plaintiffs to the United States Court of Appeals for the Second Circuit, the Court of Appeals affirmed the dismissal.

MANAGEMENT

The following table shows information about our executive officers and directors as of June 30, 2004:

Name	Age	Position
Ronald N. Tutor	63	Chairman, Chief Executive Officer and Director (Class II)
Robert Band	56	President, Chief Operating Officer and Director (Class I)
Michael E. Ciskey	54	Vice President, Chief Financial Officer
Zohrab B. Marashlian	60	President, Perini Civil Construction, a division of Perini
Craig W. Shaw	49	President, Perini Building Company, Inc., a wholly owned subsidiary of Perini
Peter Arkley	49	Director (Class III)
James A. Cummings	59	Director (Class III)
Frederick Doppelt	85	Director
Robert A. Kennedy	68	Director (Class II)
Michael R. Klein	62	Director (Class I)
Raymond R. Oneglia	56	Director (Class III)
Martin Shubik	78	Director

Ronald N. Tutor has served as our Chief Executive Officer since March 2000 and as one of our directors since January 1997. He has also served as our Chairman since July 1999. He previously served as our Vice Chairman from January 1998 to July 1999, and Chief Operating Officer from January 1997 until March 2000 when he became Chief Executive Officer. Mr. Tutor also serves as Chairman, President and Chief Executive Officer of Tutor-Saliba Corporation, a California corporation engaged in the construction industry.

Robert Band has served as a director since May 1999. He has also served as Chief Operating Officer since March 2000 and as President since May 1999. He previously served as Chief Executive Officer from May 1999 until March 2000, Executive Vice President and Chief Financial Officer from December 1997 until May 1999 and President of Perini Management Services, Inc. since January 1996.

Michael E. Ciskey has served as Chief Financial Officer since November 2003 and as Vice President since May 1984. He previously served as Corporate Controller from April 1999 until November 2003, Operations Controller from May 1998 until April 1999 and as Division Controller for various Perini civil construction business units from 1984 until 1998.

Zohrab B. Marashlian has served as President of Perini Civil Construction, a division of Perini that is responsible for Perini’s civil construction operations, since December 1997. From April 1995 until December 1997, he served as President of Perini’s Metropolitan New York Division.

Craig W. Shaw has served as President of Perini Building Company, a wholly owned subsidiary of Perini responsible for Perini’s building construction operations, since October 1999. From April 1995 until October 1999, he served as President of Perini Building Company, Western U.S. Division.

Peter Arkley has served as a director since May 2000. He has served as Managing Principal of AON Risk Services, Inc., an insurance and bonding brokerage firm, since January 1996.

James A. Cummings has served as a director since March 2003. He has served as Chairman and Chief Executive Officer of James A. Cummings, Inc. since 2001. He previously served as President of Cummings from 1981 until 2003.

Frederick Doppelt has served as a director since May 1998. He has been a self-employed attorney specializing in trust and estate matters since 1983.

Robert A. Kennedy has served as a director since March 2000. From 1994 to 2003, Mr. Kennedy served in various capacities for The Union Labor Life Insurance Company, a provider of insurance and certain financial services to its union members and related trust funds, including as Vice President of Special Projects from 2001 to 2003. Mr. Kennedy currently serves as a consultant to The Union Labor Life Insurance Company.

Michael R. Klein has served as a director since January 1997 and as Vice Chairman of our Board since September 2000. Mr. Klein has been a partner of the law firm of Wilmer Cutler Pickering Hale & Dorr LLP, since 1974. Mr. Klein also serves as Chairman of the Board of Directors of CoStar Group, Inc., a provider of commercial real estate information, and as a director of SRA International, Inc., a provider of technology services and solutions to United States government organizations.

Raymond R. Oneglia has served as a director since March 2000. He has also served as Vice Chairman of the Board of Directors of O&G Industries, Inc., a Connecticut corporation engaged in the construction industry, since 1997 and has served in various operating and administrative capacities since 1970.

Martin Shubik has served as a director since May 2004. He has also served as the Seymour Knox Chair Professor of Mathematical Institutional Economics in the Department of Economics of the Cowles Foundation and School of Management, Yale University since 1998.

Information Regarding our Board of Directors

Our affairs are managed under the direction of our Board of Directors. Our directors serve until their successors are duly elected and qualified or until their earlier resignation, removal or disqualification. There are no family relationships between our directors and executive officers. For certain relationships between us and our directors see “Certain Transactions.” Our Board of Directors currently consists of nine directors, of which six (Messrs. Oneglia, Klein, Kennedy, Arkley, Shubik and Doppelt) are independent, as defined by the New York Stock Exchange listing standards, and as affirmed by our Board of Directors. The independent directors of our Board meet in executive sessions without management on a regularly scheduled basis and at least twice annually, or as many times as they deem necessary.

The Board of Directors met seven times during 2003. Our Board of Directors is divided into three approximately equal classes, each of whose members will serve for a staggered three-year term. Our Board of Directors consists of Mr. Band and Mr. Klein as Class I directors, whose term of office will continue until the 2006 annual meeting of stockholders, Mr. Kennedy and Mr. Tutor as Class II directors, whose term of office will continue until the 2007 annual meeting of stockholders, and Mr. Arkley, Mr. Cummings and Mr. Oneglia as Class III directors, whose term of office will continue until the 2005 annual meeting of stockholders.

The holders of the $21.25 Preferred Stock have the right to elect, voting as a separate class, two directors in the event that dividends on the $21.25 Preferred Stock are in arrears for at least six quarters. We have not paid any dividends on the $21.25 Preferred Stock since 1995. Mr. Shubik and Mr. Doppelt have been elected by the holders of the $21.25 Preferred Stock to serve as directors of Perini, and their terms will continue until the 2005 annual meeting of stockholders.

During 2003 all of our directors attended at least 75% of the meetings of our Board of Directors and committees of which they are members, except for James A. Cummings, who attended approximately 71% of such meetings, and Peter Arkley who attended approximately 50% of such meetings.

Committees of Our Board of Directors

Audit Committee

Our Board of Directors has an Audit Committee, which consists of Michael R. Klein (Chair), Raymond R. Oneglia and Robert A. Kennedy. Each of the members of the Audit Committee meets the independence and experience requirements of the rules of the New York Stock Exchange and the Securities and Exchange

Commission, as affirmed by the Board. The Audit Committee does not currently have a designated “financial expert” as defined in Item 401(h) of Regulation S-K; the Board is in the process of recruiting an additional director with that qualification. The Audit Committee met eight times during 2003 and is required to have at least four regular meetings each year. The primary duties and responsibilities of the Audit Committee are to:

•	oversee that management maintains the integrity of our internal controls, financial systems and financial statements;

•	review the annual audited financial statements with management and the independent auditor;

•	appoint and evaluate the independent auditor;

•	oversee that management maintains compliance with legal and regulatory requirements;

•	meet with the independent auditor in executive session at least annually;

•	monitor the independence and performance of both our internal and external auditors; and

•	annually review the Audit Committee’s charter and performance.

Compensation Committee

Our Board of Directors has a Compensation Committee, which consists of Raymond R. Oneglia (Chair), Michael R. Klein and Peter Arkley. Each of the members of the Compensation Committee meets the independence requirements of the rules of the New York Stock Exchange, as affirmed by the Board. The Compensation Committee met five times during 2003 and is required to have at least three regular meetings each year. The duties of the Compensation Committee include:

•	review and recommend to our Board of Directors compensation of directors for service on the Board and its committees;

•	evaluate our Chief Executive Officer’s performance in light of established goals and objectives; recommend to the Board for its approval the base compensation of the Chairman and Chief Executive Officer, and to review and approve the salary recommendations of the Chairman and Chief Executive Officer with respect to other members of senior management;

•	recommend to the Board annual profit and other targets for us for the purpose of determining incentive compensation awards under the provisions of the incentive compensation plans that may be in effect from time to time;

•	oversee administration of the incentive compensation plans in effect including (i) approval of participants in such plans; (ii) establishment of performance goals; (iii) approval of payment, if any, of bonuses; (iv) determination of whether the form of payment will be cash, common stock, or a combination thereof; (v) interpretation of the plans; and (vi) establishment of such other rules and regulations and performance of other acts it believes to be reasonable and proper in this regard; and

•	prepare and approve a report on executive compensation as required by the Securities and Exchange Commission to be included in our annual proxy statement.

Corporate Governance and Nominating Committee

Our Board of Directors has a Corporate Governance and Nominating Committee, which consists of Michael R. Klein (Chair) and Raymond R. Oneglia. Each of the members of the Corporate Governance and Nominating Committee meets the independence requirements of the rules of the New York Stock Exchange, as affirmed by the Board. The duties of the Corporate Governance and Nominating Committee include:

•	identifying individuals qualified to become directors and recommending to the Board the persons to be nominated for election as directors at the annual meeting of stockholders;

•	recommending director nominees for each committee of the Board and nominees for Chair of each committee;

•	evaluating the independence of each Board member and so advising the Board;

•	conducting a review and update as necessary of the Corporate Governance Guidelines and the Code of Business Conduct and Ethics;

•	conducting evaluations of the performance of the Board and each committee, including a self-evaluation; and

•	nominating a lead director whose duties shall include presiding at executive sessions of the independent directors.

Directors’ Compensation

Through September 30, 2003, fees for our outside directors consisted of an annual retainer fee of $25,000, plus $900 per Board meeting attended, as well as $900 per Committee meeting attended by members of the Audit, Compensation and Corporate Governance and Nominating Committees. Mr. Ronald N. Tutor, our Chairman since July 1, 1999 and our Chairman and Chief Executive Officer since March 29, 2000, has opted to receive no director fees since he is party to a Management Agreement described in “Certain Transactions” below.

Commencing October 1, 2003, the Chair of the Audit Committee receives an additional annual retainer fee of $10,000 and each member of the Audit Committee receives a per meeting fee of $2,000 for meetings attended in person and $500 for meetings attended telephonically. In addition, the per meeting fee of $900 for attendance at meetings of the Board of Directors, Compensation and Corporate Governance and Nominating Committees was reduced to $300 for members that attend telephonically.

Employment Agreement with James A. Cummings

Mr. Cummings, a director of Perini, serves as Chief Executive Officer of Cummings pursuant to an employment agreement dated January 21, 2003. The employment agreement has a five-year term, subject to termination by notice. The employment agreement provides for an initial base salary of $250,000 through May 31, 2004 with the opportunity to earn an annual bonus of 100% of base salary if certain performance goals are met by Cummings. Under the employment agreement, Mr. Cummings is entitled to participate in any compensation, benefit and insurance programs maintained by us in which our senior executives are eligible to participate and certain other benefits, including reimbursement for automobile leases, general contracting license fees and any continuing education fees to maintain such license and certain reimbursements for country club dues.

If Mr. Cummings’ employment is terminated by Cummings without cause or Mr. Cummings terminates his employment with Cummings for cause (as such term is defined in the employment agreement), then Mr. Cummings is entitled to receive his base salary until the earlier of (i) one year from the date of termination or (ii) the expiration of the employment agreement, subject to certain limitations, a pro rata portion of his annual bonus and approximately $727,000 as payment for amounts otherwise due to Mr. Cummings in January 2008 under the purchase agreement pursuant to which we acquired Cummings. The agreement contains confidentiality and noncompetition provisions applicable to Mr. Cummings that are customary for an agreement of this type.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of our Board of Directors or Compensation Committee. None of the current members of our Compensation Committee has ever been an employee of Perini.

Executive Compensation and Other Information

Summary of Cash and Certain Other Compensation

The following table sets forth the cash compensation paid by us and our subsidiaries, as well as certain other compensation paid or accrued for those years, to our Chief Executive Officer and each of our four other most highly compensated Executive Officers whose salary and bonus exceeded $100,000 (the “Named Executive Officers”) for the years ended December 31, 2003, 2002 and 2001, or for each year in which a Named Executive Officer served as such.

Summary Compensation Table

Long-Term Compensation
							Awards	Payouts
Name and Principal Position	Annual Compensation						Number of Securities Underlying Options Granted	Long-Term Performance Units—Payout	All Other Compensation (3)
	Year	Salary		Bonus	Other (1)
Ronald N. Tutor Chairman and Chief Executive Officer	2003 2002 2001	$	— — —	$500,000 231,000 250,000	$250,000 250,000 250,000	(2) (2) (2)	— — —	$ — — —	$	— — —

Robert Band President and Chief Operating Officer	2003 2002 2001		375,000 375,000 285,000	525,000 346,000 385,000	— — —		— — —	— — —		3,000 2,800 200

Zohrab B. Marashlian President, Perini Civil Construction	2003 2002 2001		375,000 375,000 325,000	150,000 325,000 425,000	— — —		— — —	— — —		3,000 2,800 200

Craig W. Shaw President, Perini Building Company, Inc.	2003 2002 2001		375,000 375,000 325,000	375,000 348,000 425,000	— — —		— — —	— — —		3,000 2,800 200

Michael E. Ciskey Vice President, Chief Financial Officer	2003		198,000	149,000	—		—	—		3,000

(1)	“Other” annual compensation does not include a dollar amount which we are unable to quantify, but which is estimated at not more than the lesser of $50,000 or 10% of the salary and bonus reported for each Named Executive Officer, resulting from executive perquisites which may be of personal benefit to such individuals.
(2)	Represents a management services fee paid to Tutor-Saliba Corporation of which Mr. Tutor is the chief executive officer and sole stockholder. See “Certain Transactions—Tutor-Saliba Management Agreement.”
(3)	“All Other Compensation” primarily represents estimated annual Perini 401(k) retirement contributions for each of the Named Executive Officers, except for Mr. Tutor.

Equity Compensation Plans

The following table sets forth certain summary information with respect to stock options granted and available for future grants under equity compensation plans approved and not approved by our stockholders as of December 31, 2003:

Equity Compensation Plan Information

Plan category	Shares of Common Stock to be issued upon exercise of outstanding options	Weighted-average exercise price of outstanding options	Shares of Common Stock remaining available for future issuance under equity compensation plans (excluding shares of Common Stock reflected in column (a))
	(a)	(b)	(c)
Equity Compensation Plans:
Approved by Stockholders—
Special Equity Incentive Plan*	2,503,300	$4.49	195,634
1982 Stock Option Plan*	67,500	5.29	—
Not approved by Stockholders—
Options Granted to Certain Directors and Executive Officers*	435,000	7.92	—

Total	3,005,800	$5.00	195,634

*	For detailed information concerning our equity compensation plans, see Note 9 entitled “Stock Options” of Notes to Consolidated Financial Statements.

Special Equity Incentive Plan—In May 2000, our stockholders approved our Special Equity Incentive Plan. The aggregate number of shares of common stock that may be subject to outstanding options under the plan is 3,000,000 shares. As of December 31, 2003, options to purchase a total of 2,812,700 shares of common stock have been granted, options to purchase 309,400 shares of common stock have been exercised and 195,634 shares remain available for future grants under this plan.

Under the plan we are authorized to grant non-qualified stock options to our key executives, employees and directors. Options granted under the plan may not be granted at less than 100% of the fair market value of a share of common stock as of the date of grant and must be exercised within ten years of the date of grant.

The plan is administered by the Compensation Committee or other committee designated by the Board of Directors (the “Plan Administrator”). Subject to the provisions of the plan, the Plan Administrator has the authority to select the persons to whom options are granted and determine the terms of each option, including the number of options to be granted and the vesting schedule of each option. Unless otherwise permitted by us, options are not assignable or transferable except by will or the laws of descent and distribution.

The Plan Administrator may, in its sole discretion, amend, modify, or terminate any option granted or made under the plan, so long as such amendment, modification or termination would not materially and adversely affect the participant. The Plan Administrator may also, in its sole discretion, accelerate or extend the date or dates on which all or any particular option or options granted under the plan may be exercised.

1982 Stock Option Plan—During 2002, the provisions of the 1982 Stock Option Plan expired. Therefore, the only shares of our authorized, but unissued, common stock still reserved under this plan are the 67,500 shares applicable to the remaining outstanding options.

2004 Stock Option and Incentive Plan—In May 2004, our stockholders approved our 2004 Stock Option and Incentive Plan. The plan permits us to make grants of incentive stock options, non-qualified stock options, stock appreciation rights, deferred stock awards, restricted stock awards, unrestricted stock awards, and dividend equivalent rights to our officers, employees, non-employee directors and other key persons.

The aggregate number of shares of common stock that may be issued pursuant to awards under the plan is 1,000,000 shares. There are certain limits on the number of awards that may be granted under the plan. For example, no more than 200,000 shares of stock may be granted in the form of stock options or stock appreciation rights to any one individual during any calendar-year period. As of June 30, 2004, no grants have been made with respect to the shares of common stock reserved for issuance under this plan.

The plan is administered by the Compensation Committee of our Board of Directors. The Compensation Committee has full power and authority to select the participants to whom awards will be granted, to make any combination of awards to participants, to accelerate at any time the exercisability or vesting of any award, and to determine and modify from time to time the specific terms and conditions of each award, subject to the provisions of the plan.

The exercise price of stock options awarded under the plan generally may not be less than the fair market value of the common stock on the date of the option grant and the term of each option may not exceed ten years from the date of grant. The Compensation Committee will determine at what time or times each option may be exercised and, subject to the provisions of the plan, the period of time, if any, after retirement, death, disability or termination of employment during which options may be exercised.

No awards may be granted under the plan after May 13, 2014. In addition, our Board of Directors may amend or discontinue the plan at any time.

Option Exercises and Holdings

The following table sets forth information with respect to our Named Executive Officers concerning the exercise of options during the year ended December 31, 2003 and unexercised options held as of December 31, 2003:

Aggregated Option Exercises in the Last Fiscal Year

and Fiscal Year-End Option Values

	Number of Securities Underlying Shares Acquired on Exercise	Value Realized	Number of Unexercised Options at December 31, 2003		Value of Unexercised In-the-Money Options at December 31, 2003
Name			Exercisable	Unexercisable	Exercisable	Unexercisable
Ronald N. Tutor	—	$—	1,225,000	—	$5,060,800	$—
Robert Band	—	—	237,500	—	990,500	—
Zohrab B. Marashlian	30,400	118,180	444,600	—	1,839,600	—
Craig W. Shaw	30,000	110,176	445,000	—	1,841,400	—
Michael E. Ciskey	—	—	30,000	—	139,500	—

There were no stock options or Stock Appreciation Rights granted to any of the Named Executive Officers during the year ended December 31, 2003.

Incentive Compensation Plans

We have an incentive compensation plan for certain employees at the corporate level (The Perini Corporation Amended and Restated (2004) General Incentive Compensation Plan), or corporate plan, and an incentive compensation plan for certain employees at the business unit level (The Perini Corporation Amended and Restated (2004) Construction Business Unit Incentive Compensation Plan), or business unit plan. Under these plans, eligibility and designated levels of participation are determined by our Chief Executive Officer subject to Compensation Committee approval. Eligibility to participate under the corporate plan is limited to individuals who are executives, managers and key employees at the corporate level and eligibility to participate under the business unit plan is limited to individuals who are managers and key employees at our construction business unit level.

Under the terms of the plans, participants can receive incentive compensation awards ranging from zero to as much as 100% of base salary. Awards are based on established corporate goals, levels of achievement of these goals and the base salaries and individual bonus limits assigned to the participants. In addition, the actual incentive compensation amounts available to participants at a business unit are based on the level of achievement of the corporate goal applied to the profit generated by that business unit. No amounts attributed to a participant in the plans become vested until the Compensation Committee approves the payment, usually in March following the year earned. At the discretion of the Compensation Committee, payment can be made in cash, stock or a combination of cash and stock. Incentive compensation for the Named Executive Officers is included in the Summary Compensation Table under the “Bonus” column.

401(k) Plan

We have a tax-qualified Section 401(k) Retirement Plan covering all of our executive, professional, administrative and clerical employees who are over 21 years of age and who have completed three months of service with us. Under the 401(k) plan, participants may elect to defer a portion of their compensation on a pre-tax basis and have it contributed to the plan. In addition, we make employer contributions into the 401(k) plan based on a non-discretionary match of employees’ contributions, as defined, since 2002. Prior to 2002, our contribution to the 401(k) plan was based on a specified level of profits, subject to certain limitations, as well as approval by our Board of Directors of any discretionary contributions.

Pension Plan Disclosure

The following table sets forth pension benefits payable based on an employee’s remuneration (“final average earnings”) and “years of service” as defined under our non-contributory Retirement Plan for all its full-time employees, and to the extent covered remuneration is limited by the Internal Revenue Code of 1986, as amended, pension benefits payable have been augmented based on our Benefit Equalization Plan:

	Pension Plan Table— Estimated Annual Pension Benefits (2) for Years of Service Indicated (3)
Remuneration (1)	15 Years	20 Years	25 Years	30 Years	35 Years
$125,000	$23,179	$30,905	$38,631	$38,631	$38,631
150,000	28,804	38,405	48,006	48,006	48,006
175,000	34,429	45,905	57,381	57,381	57,381
200,000	40,054	53,405	66,756	66,756	66,756
225,000	45,679	60,905	76,131	76,131	76,131
250,000	51,304	68,405	85,506	85,506	85,506
300,000	62,554	83,405	104,256	104,256	104,256
400,000	85,054	113,405	141,756	141,756	141,756
500,000	107,554	143,405	179,256	179,256	179,256

(1)	Remuneration covered by the plan and the Benefit Equalization Plan is limited to an employee’s annual salary and for the Named Executive Officers is limited to the amounts in the “Annual Salary” column included in the Summary Compensation Table on page 54.
(2)	The estimated annual benefits are calculated on a straight-line annuity basis and are not subject to any further deductions for Social Security since the Plan formula integrates the calculation of the benefits with certain adjustments for Social Security, as defined.
(3)	The estimated credited years of service for our Named Executive Officers are as follows: R. Band (30 years), Z.B. Marashlian (31 years), C.W. Shaw (25 years) and M.E. Ciskey (25 years).

CERTAIN TRANSACTIONS

We believe that the transactions described below were on terms that were at least as favorable to us as we would have expected to negotiate with other unaffiliated third parties at the point in time these respective transactions were consummated.

Tutor-Saliba Management Agreement

As a condition to a new investor group’s acquisition of shares of our Series B Preferred Stock for an aggregate of $30 million, which was approved by our stockholders on January 1997, we entered into a management agreement with Tutor-Saliba, a California corporation engaged in the construction industry, and Ronald N. Tutor, chief executive officer and sole stockholder of Tutor-Saliba, to provide certain management services. The management agreement has been renewed annually by our Compensation Committee, which consists entirely of independent directors, under the same basic terms and conditions as the initial agreement except that the amount of the fee payable thereunder by us to Tutor-Saliba was increased effective January 1, 2000, from $150,000 to $250,000 per year and effective January 1, 2004, from $250,000 to $375,000 per year. Effective December 31, 2001, Mr. Tutor was included as a participant in our incentive compensation plan. Tutor-Saliba initially held 351,318 shares of our common stock before Tutor-Saliba’s additional investment in our common stock effective March 29, 2000. Since January 17, 1997, Mr. Tutor has been a member of our Board of Directors and an officer of Perini and effective July 1, 1999 was elected Chairman of our Board of Directors and effective March 29, 2000 was elected Chairman and Chief Executive Officer.

Compensation for the management services consists of payments to Tutor-Saliba under the management agreement described above, options granted to Mr. Tutor and incentive compensation awarded to Mr. Tutor as a participant in our incentive compensation plan. See “Management—Summary Compensation Table.” All of the stock options granted to Mr. Tutor were granted at or above fair market value on the date of grant, are currently exercisable and are otherwise summarized below:

Grant Date	Option Price Per Share	Number of Shares	Expiration Date
01-17-97	$8.3750	150,000	01-16-05
12-10-98	$5.2875	45,000	12-09-06
01-04-99	$5.1250	30,000	01-03-07
03-29-00	$4.5000	1,000,000	03-28-10

Series B Preferred Stock Exchange

Effective March 29, 2000, a new investor group led by Tutor-Saliba, and including O&G Industries, Inc., or O&G, and National Union Fire Insurance Company of Pittsburgh, Pa., or National Union, a wholly owned subsidiary of American International Group, Inc., or AIG, collectively purchased 9,411,765 shares of our common stock, hereafter referred to as the “Purchase Shares,” for $40 million, or $4.25 per share, in what we refer to herein as the “Transaction.” Each of Tutor-Saliba, O&G and National Union are referred to herein individually as a “Purchaser,” and collectively as the “Purchasers.” In connection therewith, we exchanged 7,490,417 shares of common stock for all of the outstanding shares of Series B Preferred Stock at an exchange price of $5.50 per share of common stock, hereafter referred to as the “Exchange.” See “Selling Stockholders.”

Prior to the Transaction, the Board of Directors formed a Special Committee, comprised of three independent directors, to review a financing proposal from Mr. Tutor and to actively solicit and negotiate alternative proposals from third parties. The Special Committee recommended the Transaction to the Board of Directors which approved the Transaction, subject to the approval of a majority of our disinterested common stockholders. Our disinterested common stockholders approved the Transaction on March 29, 2000.

Perini and the Purchasers and former holders of the Series B Preferred Stock entered into a Shareholders’ Agreement and a Registration Rights Agreement at the closing of the Transaction. Among other things, the Shareholders’ Agreement provides for the following:

•	That between the third and sixth anniversaries of the closing of the Transaction, National Union will have a “put” right to cause Tutor-Saliba and/or Mr. Tutor or certain permitted transferees to purchase half (but not less than half) of its Purchase Shares at a price so that National Union earns a 10% internal rate of return on its investment in such shares. During the same period Tutor-Saliba will have a “call” right to cause National Union and/or its permitted transferees, if any, to sell such shares to Tutor-Saliba at a price so that National Union earns a 14% internal rate of return on its investment in such shares. In addition to the foregoing put and call rights, National Union will have a right of first refusal on Tutor-Saliba’s disposition of its Purchase Shares and Tutor-Saliba will have a right of first refusal on one half of National Union’s Purchase Shares.

•	Subject to the right of first refusal described in the prior paragraph, the parties to the Shareholders’ Agreement have certain “tag-along” rights. If any party to the Shareholders’ Agreement desires to sell its shares, each of the non-selling parties to the Shareholders’ Agreement will have the right to participate in such sale and to dispose of its pro rata share of the stock to be sold in such transaction. However, National Union may sell up to one half of its Purchase Shares without triggering the foregoing tag-along right.

•	Each of the parties to the Shareholders’ Agreement has the right to subscribe to any new issuance of equity securities (except for certain issuances such as conversions of convertible securities, exercises of options or issuances pursuant to a benefit plan) by us in an amount up to such stockholder’s pro rata share of the new issuance of securities based on its percentage ownership of our outstanding common stock.

•	The Shareholders’ Agreement gives National Union, Tutor-Saliba, O&G, PB Capital and The Union Labor Life Insurance Company acting on behalf of its Separate Account P, or ULLICO, the right to designate one director each for election to our Board of Directors. We agreed to nominate such individuals for election or appointment to our Board of Directors at the earliest possible time, to use our best efforts to cause such persons to be elected to the Board, and to renominate each such person (or other person as may be designated by National Union, Tutor-Saliba, O&G, PB Capital or ULLICO) at such time as he or she is required to stand for reelection to the Board. The right to designate a person to be elected as a director terminates in the case of each Purchaser when such Purchaser and its permitted transferees own less than 25% of the common stock purchased by such Purchaser in the Transaction and in the case of PB Capital and ULLICO, when such stockholder and its permitted transferees own less than 5% of the outstanding shares of common stock received by such party in the Exchange. Each of PB Capital and ULLICO also has certain observer rights on the Board until such time as it ceases to own 2.5% of the outstanding shares of common stock. Each party to the Shareholders’ Agreement has agreed to vote all of its shares in favor of the directors designated by each of the other parties thereto.

Since the common stock issued in connection with the Transaction and the Exchange was not registered under the Securities Act, we entered into a Registration Rights Agreement with the Purchasers and former holders of the Series B Preferred Stock which requires us, under certain circumstances, to register some or all of the shares held by such parties under the Securities Act after March 29, 2003. See “Description of Capital Stock—Registration Rights Agreements.”

As of April 2004, ULLICO held less than 2.5% of our outstanding common stock and, as a result, no longer has the right to designate a director for election or appoint an observer to our Board of Directors. In addition, assuming the sale of all of the shares offered pursuant to this prospectus, each of Tutor-Saliba, National Union, O&G and PB Capital will no longer have the right to designate a director to our Board of Directors, and PB Capital will lose its right to appoint an observer to the Board.

April 2004 Secondary Offering

Pursuant to a demand registration notice from PB Capital, Blum Capital Partners, L.P. and The Common Fund for Non-Profit Organizations, in April 2004 we completed a secondary offering of approximately 5.9 million shares of previously unregistered shares of our common stock on behalf of those stockholders, the National Union Fire Insurance Company of Pittsburgh, Pa., a member of American International Group, and The Union Labor Life Insurance Company on behalf of its Separate Account P. The expenses paid by us in connection with the April 2004 offering were approximately $990,773.

Joint Ventures

Tutor-Saliba Joint Ventures

Historically, we have participated in joint ventures with Tutor-Saliba both on a sponsored and a non-sponsored basis and currently participate in certain joint ventures with them, our share of which contributed $11.2 million (or 2.3%), $49.0 million (or 3.6%), $48.8 million (or 4.5%) and $17.9 million (or 1.1%) to our consolidated revenues for the three months ended March 31, 2004 and years ended December 31, 2003, 2002 and 2001, respectively.

In late 2000, we entered into a joint venture arrangement with Tutor-Saliba, the sponsoring partner, whereby we were to primarily provide certain prequalification and proposal support services to the joint venture in return for a fixed fee of $500,000 payable subsequent to the award and start-up of the project. In addition, the agreement provided that we would not be liable for any costs, losses, liabilities or damages that may arise from the project. Payment of the fee was received from Tutor-Saliba in February 2002. In late 2001, we entered into a similar joint venture arrangement with Tutor-Saliba, the sponsoring partner, whereby we were to primarily provide certain prequalification and proposal support services to the joint venture in return for a fixed fee of $200,000 payable subsequent to the award and start-up of the project. In addition, the agreement provided that we would not be liable for any costs, losses, liabilities or damages that may arise from the project. Payment of the fee was received from Tutor-Saliba in February 2002.

In late 2002, we entered into an arrangement with Tutor-Saliba whereby Tutor-Saliba provided a financial guarantee in order for us to secure a performance and payment bond on a building project with an estimated contract value of approximately $135 million. As compensation for the financial guarantee, we paid Tutor-Saliba a fee of $1.0 million in February 2003.

As more fully discussed in “Business—Legal Proceedings,” we have been a party to certain joint ventures with Tutor-Saliba in the past which are currently in litigation.

O&G Joint Ventures

We also participated in certain joint ventures with O&G Industries, Inc., of which Raymond R. Oneglia, a director of Perini, is Vice Chairman of O&G’s Board of Directors. Our share of these joint ventures contributed $1.4 million, $0.8 million and $0.6 million to our consolidated revenues for the three months ended March 31, 2004 and for the years ended December 31, 2003 and 2001, respectively.

AIG Relationship

National Union Fire Insurance Company of Pittsburgh, Pa., a wholly owned subsidiary of AIG, is one of our sureties and a provider of insurance and insurance related services to us. Payments to AIG for surety, insurance and insurance related services approximated $3.9 million, $7.8 million, $9.5 million and $8.2 million for the three months ended March 31, 2004 and for the years ended December 31, 2003, 2002 and 2001, respectively. The quality and cost of insurance services rendered are reviewed on an annual basis and competitive bids are obtained when deemed appropriate.

SELLING STOCKHOLDERS

The following table sets forth the number of shares of common stock beneficially owned by the selling stockholders as of June 30, 2004, the number of shares of common stock covered by this prospectus and the percentage of total shares of common stock that the selling stockholders will beneficially own assuming that the selling stockholders sell all of the shares of common stock covered by this prospectus.

Other than as described in this prospectus, the selling stockholders have not held any office or position or, to our knowledge, had any material relationship with us or our affiliates within the past three years. The amounts and information set forth below are based upon information provided to us by representatives of the selling stockholders, or on our records, as of June 30, 2004, and are accurate to the best of our knowledge. It is possible, however, that the selling stockholders may acquire or dispose of additional shares of common stock from time to time after the date of this prospectus. Certain affiliates of National Union Fire Insurance Company of Pittsburgh, Pa., or National Union, are registered broker-dealers. National Union purchased the securities listed below in the ordinary course of business and at the time of purchase of such securities, had no agreements or understandings, directly or indirectly, to distribute these securities.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock underlying options or warrants that are currently exercisable or exercisable within 60 days of June 30, 2004 are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Each selling stockholder’s percentage of ownership before and after the sale of all shares of common stock covered by this prospectus is based on 23,209,285 shares of common stock outstanding as of June 30, 2004.

	Shares Beneficially Owned Prior to the Offering				Amount Offered		Shares Beneficially Owned After the Offering
Selling Stockholder	Shares		%		Shares		Shares		%
Tutor-Saliba Corporation	6,527,729	(1)	26.72%		5,302,729	(2)	1,225,000	(3)	5.01%
National Union Fire Insurance Company of Pittsburgh, Pa.	2,659,846	(4)	11.46%		2,659,846	(5)	—		—
O&G Industries, Inc.	2,502,941	(6)	10.78%		2,502,941		—		—
Blum Capital Partners, L.P.	3,117,147	(7)	13.43%		6,605		49,801	(8)	*
PB Capital Partners, L.P.	3,060,741	(9)	13.19%		3,060,741		—		—
The Union Labor Life Insurance Company, acting on behalf of its Separate Account P	224,488	(10)	*		224,488		—		—

Total	12,679,210	(11)	51.89	%(11)	11,404.409	(12)	1,274,801		5.49%

*	Represents less than 1% of the outstanding shares of common stock
(1)	Includes 2,704,260 shares of common stock that represent sole voting and investing power based on information contained in Schedule 13D/A of Tutor-Saliba Corporation, or Tutor-Saliba, dated April 5, 2000. Ronald N. Tutor, our Chairman and Chief Executive Officer, is also the sole stockholder and Chief Executive Officer of Tutor-Saliba. Also includes 1,225,000 shares for which Mr. Tutor holds options and 2,352,941 shares for which Tutor-Saliba has the right to call and purchase from National Union Fire Insurance Company of Pittsburgh, Pa., or National Union, at any time until March 29, 2006. See “Certain Transactions.” Also includes 245,528 shares of common stock representing Tutor-Saliba’s former limited partnership interest in PB Capital Partners, L.P., or PB Capital, that was distributed to Tutor-Saliba on November 13, 2003. Upon such distribution by PB Capital, Tutor-Saliba’s limited partnership interest in PB Capital was liquidated.

(2)	Includes shares of common stock acquired by Tutor-Saliba upon the exercise of the call option by Tutor-Saliba or the exercise of the put option by National Union (see Note 1 above).
(3)	Includes 1,225,000 shares for which Mr. Tutor holds options.
(4)	Represents shared voting and investment power based on information contained in Schedule 13D/A of American International Group, Inc., the parent company of National Union, filed on April 28, 2004. See “Certain Transactions.”
(5)	Assumes that neither the call option held by Tutor-Saliba nor the put option held by National Union (see Note 1 above) is exercised.
(6)	Represents sole voting and investment power based on information contained in Schedule 13D of O&G Industries, Inc., or O&G, filed on February 15, 2000 and as updated for O&G’s participation in the Transaction described under “Certain Transactions.” See “Certain Transactions.”
(7)	Blum Capital Partners, L.P., or BCP, formerly known as Richard C. Blum & Associates, L.P., is the sole general partner of PB Capital. Based on information contained in Schedule 13D/A filed on April 26, 2004 by BCP, the amount includes (a) 3,060,741 shares of common stock held by PB Capital, over which BCP has shared voting and investment power, (b) 6,605 shares of common stock directly held by BCP and (c) the 49,801 shares of common stock held by a limited partner of PB Capital for which BCP serves as an investment advisor. Also, see “Certain Transactions.”
(8)	Includes the 49,801 shares of common stock held by a limited partner of PB Capital for which BCP serves as an investment advisor (see Note 7 above).
(9)	Based on information contained in Schedule 13D/A filed on April 26, 2004 by PB Capital Partners, L.P.
(10)	Represents sole voting and investing power based on information contained in Schedule 13D/A dated June 3, 2004, filed by The Union Labor Life Insurance Company acting on behalf of its Separate Account P, or ULLICO.
(11)	The share amount and percentage eliminates the duplication relating to (a) PB Capital’s 3,060,741 shares of common stock which are also included in BCP’s total (see Note 7 above), and (b) 2,352,941 shares of common stock included in both Tutor-Saliba’s total and National Union’s total for which Tutor-Saliba has the right to call and purchase from National Union and National Union has the right to put and sell to Tutor-Saliba (see Note 1 above).
(12)	The share amount eliminates the duplication relating to the 2,352,941 shares of common stock subject to the call option held by Tutor-Saliba and put option held by National Union, which shares may be sold by either Tutor-Saliba or National Union.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information concerning beneficial ownership as of June 30, 2004 of our common stock by:

•	each person known by us to beneficially own 5% or more of our common stock and total as a group; and

•	each of our directors and each of our executive officers for whom compensation information is given in the Summary Compensation Table in this prospectus.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock underlying options or warrants that are currently exercisable or exercisable within 60 days of June 30, 2004 are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Each stockholder’s percentage of ownership is based on 23,209,285 shares of common stock outstanding as of June 30, 2004.

	Shares Beneficially Owned
Name and Address (1)	Shares		%
Beneficial Ownership of 5% or More
Tutor-Saliba Corporation	6,527,729	(2),(7)	26.72%
Ronald N. Tutor	6,527,729	(2),(7)	26.72%
National Union Fire Insurance Company of Pittsburgh, Pa.	2,659,846	(3),(7)	11.46%
O&G Industries, Inc.	2,502,941	(4),(7)	10.78%
Blum Capital Partners, L.P.	3,117,147	(5),(7)	13.43%
Richard C. Blum	3,117,147	(5)	13.43%
Richard C. Blum & Associates, Inc.	3,117,147	(5)	13.43%
PB Capital Partners, L.P.	3,060,741	(6),(7)	13.19%

Total beneficial owners of more than 5% of Perini’s Common Stock	12,454,722	(8)	50.97	%(8)

Beneficial Ownership of Directors and Executive Officers
Ronald N. Tutor	6,527,729	(2)	26.72%
Robert Band	242,011	(9)	1.03%
Peter Arkley	4,700	(10)	*
Michael R. Klein	202,255	(11)	*
Robert A. Kennedy	6,000	(12)	*
Raymond R. Oneglia (13)	6,000	(14)	*
James A. Cummings	—		*
Michael E. Ciskey	30,000	(15)	*
Zohrab B. Marashlian	444,600	(16)	1.88%
Craig W. Shaw	447,120	(17)	1.89%
Frederick Doppelt	62,168	(18)	*
Martin Shubik	17,212	(19)	*

All Directors and Executive Officers as a group (12 persons)	7,989,795		30.96%

*	Represents less than 1% of the outstanding shares of common stock.
(1)	Unless otherwise indicated, the address of each stockholder is c/o Perini Corporation, 73 Mt. Wayte Avenue, Framingham, MA 01701.

(2)	Includes 2,704,260 shares of common stock that represent sole voting and investing power based on information contained in Schedule 13D/A of Tutor-Saliba, dated April 5, 2000. Ronald N. Tutor, our Chairman and Chief Executive Officer, is also the sole stockholder and Chief Executive Officer of Tutor-Saliba. Also includes 1,225,000 shares for which Mr. Tutor holds options and 2,352,941 shares for which Tutor-Saliba has the right to call and purchase from National Union Fire Insurance Company of Pittsburgh, Pa., or National Union, at any time until March 29, 2006. See “Certain Transactions.” Also includes 245,528 shares of common stock representing Tutor-Saliba’s former limited partnership interest in PB Capital Partners, L.P., or PB Capital, that was distributed to Tutor-Saliba on November 13, 2003. Upon such distribution by PB Capital, Tutor-Saliba’s limited partnership interest in PB Capital was liquidated. The address of Tutor-Saliba is 15901 Olden Street, Sylmar, CA 91342.
(3)	Represents shared voting and investment power based on information contained in Schedule 13D/A of American International Group, Inc., the parent company of National Union, filed on April 28, 2004. See “Certain Transactions.” The address of National Union is 70 Pine Street, New York, NY 10270.
(4)	Represents sole voting and investment power based on information contained in Schedule 13D of O&G Industries, Inc., or O&G, filed on February 15, 2000 and as updated for O&G’s participation in the Transaction described under “Certain Transactions.” See “Certain Transactions.” The address of O&G is 112 Wall Street, Torrington, CT 06790.
(5)	Blum Capital Partners, L.P., or BCP, formerly known as Richard C. Blum & Associates, L.P., is the sole general partner of PB Capital. Based on information contained in Schedule 13D/A filed on April 26, 2004 by BCP, the amount includes (a) 3,060,741 shares of common stock held by PB Capital, over which BCP has shared voting and investment power, (b) 6,605 shares of common stock held directly by BCP and (c) the 49,801 shares of common stock held by a limited partner of PB Capital for which BCP serves as an investment advisor. Richard C. Blum & Associates, Inc., or RCBA Inc., is the sole general partner of BCP. Richard C. Blum is the chairman and a substantial shareholder of RCBA Inc. Each of BCP, RCBA Inc. and Mr. Blum disclaims beneficial ownership of the securities reported in the table except to the extent of any pecuniary interest therein. The address for each of BCP, PB Capital, RCBA Inc. and Richard C. Blum is c/o Blum Capital Partners, L.P., 909 Montgomery Street, Suite 400, San Francisco, CA 94133.
(6)	Based on information contained in Schedule 13D/A filed on April 26, 2004 by PB Capital Partners, L.P.
(7)	Pursuant to the Shareholders’ Agreement discussed under “Certain Transactions,” these stockholders and Perini agreed to, among other things, nominate certain individuals designated by these stockholders for election or appointment to our Board of Directors and the stockholders have agreed to vote for each of the designated nominees.
(8)	The share amount and percentage eliminates the duplication relating to (a) PB Capital’s 3,060,741 shares of common stock which are also included in BCP’s total (see Note 5 above), (b) the shares of common stock beneficially owned by RCBA Inc. and Mr. Blum as a result of their relationship with BCP (see Note 5 above), (c) 6,527,729 shares of common stock beneficially owned by Mr. Tutor which are also included in Tutor-Saliba’s total (see Note 2 above) and (d) 2,352,941 shares of common stock included in both Tutor-Saliba’s total and National Union’s total for which Tutor-Saliba has the right to call and purchase from National Union and National Union has the right to put and sell to Tutor-Saliba (see Note 2 above).
(9)	Includes 237,500 shares for which Mr. Band holds options.
(10)	Includes 4,700 shares for which Mr. Arkley holds options.
(11)	Includes 8,300 shares (as to which Mr. Klein disclaims beneficial interest) owned by a trust for his children and 133,000 shares of common stock for which Mr. Klein owns options.
(12)	Includes 6,000 shares for which Mr. Kennedy holds options.
(13)	Mr. Oneglia is the designated nominee to our Board of Directors of O&G, a company that owns 2,502,941 shares of common stock, and of which Mr. Oneglia is the Vice Chairman. Mr. Oneglia disclaims any beneficial ownership of these shares. See Note 4 above.
(14)	Includes 6,000 shares for which Mr. Oneglia holds options.
(15)	Includes 30,000 shares for which Mr. Ciskey holds options.
(16)	Includes 444,600 shares for which Mr. Marashlian holds options.
(17)	Includes 445,000 shares for which Mr. Shaw holds options.

(18)	Includes 50,047 shares of common stock issuable upon conversion of 75,600 Depositary Shares at a conversion rate of .662 shares of common stock for each Depositary Share. Of the 75,600 Depositary Shares, 700 Depositary Shares are owned by Mr. Doppelt’s wife and 33,000 shares are owned by trusts or estates as to which Mr. Doppelt serves as trustee and disclaims any beneficial ownership. The percentage of Depositary Shares beneficially owned by Mr. Doppelt to the total number of shares of Depositary Shares outstanding is 13.52%. Mr. Doppelt is a plaintiff in a suit against certain current and former directors of Perini with respect to the Depositary Shares, discussed under “Business—Legal Proceedings—$21.25 Preferred Shareholders Class Action Lawsuit.”
(19)	Represents shares of common stock issuable upon conversion of 26,000 Depositary Shares at a conversion rate of .662 shares of common stock for each Depositary Share. The percentage of Depositary Shares owned by Mr. Shubik to the total number of Depositary Shares outstanding is 4.65%.

DESCRIPTION OF CAPITAL STOCK

Our articles of organization, as amended, authorize the issuance of 40,000,000 shares of common stock, par value $1.00 per share and 1,000,000 shares of preferred stock, par value $1.00 per share. As of June 30, 2004, there were 23,209,285 shares of common stock outstanding, 55,927 shares of $21.25 Preferred Stock outstanding, 370,379 shares of common stock reserved for issuance upon conversion of the $21.25 Preferred Stock, options to purchase 2,708,800 shares of common stock outstanding, and warrants to purchase 369,600 shares of our common stock outstanding.

Common Stock

Subject to the rights of the holders of preferred stock then outstanding, holders of common stock are entitled to one vote per share on matters to be voted on by stockholders and are entitled to receive such dividends, if any, as may be declared from time to time by our Board of Directors in its discretion out of funds legally available therefor. Upon our liquidation or dissolution, the holders of common stock are entitled to receive pro rata all assets remaining available for distribution to stockholders after payment of all liabilities and provision for the liquidation of any shares of preferred stock at the time outstanding. The common stock has no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to such stock. The payment of dividends on the common stock is subject to the prior payment of dividends on any outstanding preferred stock. Further, our revolving credit facility, as well as certain other agreements, provides for, among other things, maintaining minimum working capital and tangible net worth levels and limitations on indebtedness, all of which could impact our ability to pay dividends.

Preferred Stock

Our charter authorizes the issuance of 1,000,000 shares of preferred stock, par value $1.00 per share. Currently, 100,000 shares of preferred stock are designated as the $21.25 Convertible Exchangeable Preferred Stock, of which 55,927 shares are outstanding, and 200,000 shares are designated as Series A Junior Participating Cumulative Preferred Stock in connection with the adoption of our Shareholder Rights Plan described below. Our authorized but unissued preferred stock may be issued from time to time in one or more series, without stockholders’ approval. Subject to limitations prescribed by law and by our charter, the Board of Directors is authorized to determine the relative rights and preferences for each series of preferred stock that may be issued, and to fix the number of shares of such series. Thus, our Board of Directors, without stockholder approval, could authorize the issuance of additional preferred stock with voting, conversion and other rights that could adversely affect the voting power and other rights of holders of our common stock or that could make it more difficult for another company to effect certain business combinations with us.

Notwithstanding the fixing of the number of shares constituting a particular series, our Board of Directors may at any time authorize the issuance of additional shares of the same series. Any preferred stock converted, redeemed, exchanged or otherwise acquired by us will, upon cancellation, have the status of authorized but unissued preferred stock undesignated as to series subject to reissuance by our Board of Directors.

$21.25 Preferred Stock

Holders of shares of $21.25 Preferred Stock are entitled to receive an annual cash dividend of $21.25 per share, or $2.125 per Depositary Share, when and as declared by the Board of Directors out of funds legally available for such purposes. Unless full cumulative dividends have been paid or declared, no cash dividends may be declared or paid or other cash distribution made on the common stock. Holders of the $21.25 Preferred Stock are entitled at any time to convert shares of $21.25 Preferred Stock into our common stock at the conversion price of $377.50, subject to adjustment in certain circumstances. Each share of the $21.25 Preferred Stock is exchangeable, in whole but not in part, at our option, for $250 principal amount of our 8 1/2% Convertible Subordinated Debentures Due 2012. Holders of such debentures will be entitled at any time to convert such debentures into common stock at the conversion price of $377.50 per Depositary Share, subject to adjustment in certain circumstances.

The $21.25 Preferred Stock is redeemable at our option, in whole or in part, at specified redemption prices per share. The $21.25 Preferred Stock is not entitled to vote, except as to certain matters in regard to the creation of an additional series of preferred stock or in the event of an arrearage on dividends. The terms of the $21.25 Preferred Stock provide that if six quarterly dividends on the $21.25 Preferred Stock shall have accumulated and been unpaid, the number of directors on our Board will be increased by two and the holders of the $21.25 Preferred Stock, voting together as a class with any other series of preferred stock with the same rank similarly affected, will be entitled to elect those additional two directors until all dividends in default have been paid or declared and funds have been set apart for payment therefor, at which time those two directors would resign from our Board and the number of directors would be reduced by two. While quarterly dividends on the $21.25 Preferred Stock have not been paid since 1995, they have been fully accrued due to the “cumulative” feature of the $21.25 Preferred Stock. As a result of exceeding the six-quarter limitation, the holders of the $21.25 Preferred Stock have been entitled to elect two additional Directors, and they have done so at each of the last seven annual meetings of stockholders. As discussed under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Dividends—$21.25 Preferred Stock,” there are no plans for payment of any such dividends.

In the event of an involuntary liquidation, or an amount equal to the then applicable optional redemption price in the event of a voluntary liquidation, holders of the $21.25 Preferred Stock are entitled to receive a liquidating distribution of $250 per share.

The outstanding $21.25 Preferred Stock are represented by Depositary Shares. Each Depositary Share (evidenced by a depositary receipt) represents a one-tenth fractional interest in the respective share of $21.25 Preferred Stock (including dividend, voting, redemption and liquidation rights and preferences). The $21.25 Preferred Stock have been deposited with EquiServe Trust Company, N.A., as Depositary, under a Deposit Agreement between Perini, EquiServe Trust Company, N.A., and the holders from time to time of the depositary receipts issued under the Deposit Agreement. The depositary receipts evidence the Depositary Shares.

Stock Purchase Warrants

As of June 30, 2004, we have reserved 369,600 shares of common stock for issuance upon the exercise of stock purchase warrants issued in January 1997 to members of our banking group at that time in connection with an amended credit agreement. The warrants are exercisable at a per share exercise price of $8.30 subject to anti-dilution adjustment in the event of certain distributions and other corporate events. The warrants expire on January 17, 2007.

Registration Rights Agreements

Registration Rights Agreements

The following is a summary of material terms and provisions of registration rights agreements that we have entered into with certain existing stockholders.

In March 2000, we entered into a registration rights agreement with certain existing stockholders, as may hereafter be referred to as the March 2000 Registration Rights Agreement. Under this agreement, we granted these stockholders the right to require us, subject to the terms and conditions set forth in the agreement, to register shares of common stock held by them for sale.

Each of the stockholders that is a party to this agreement may request one demand registration, except National Union, which may request two. Subject to limitations set forth in this agreement, the parties also have the right to participate in any demand registration requested by any other stockholder that is a party to the agreement. In addition, we have granted the parties to this agreement the right, subject to exceptions set forth therein, to participate in registrations of common stock initiated by us on our own behalf or on behalf of any other stockholder.

Under the March 2000 Registration Rights Agreement, we are required to pay the fees and expenses of the selling stockholders in connection with any demand and piggyback registrations. We also have agreed to indemnify the holders of registration rights under this agreement against specified liabilities, including liabilities under the Securities Act, and to contribute to payments they may be required to make. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and persons controlling us as described above, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. The March 2000 Registration Rights Agreement will terminate on the earlier of the date upon which the parties to the agreement no longer hold any shares of common stock that must be registered in order to be sold or the date upon which the parties agree that the agreement should be terminated.

In December 2003, we entered into a letter agreement with BCP and PB Capital, hereinafter collectively referred to as the Blum parties. Under this letter agreement, we granted these stockholders an additional demand registration right to require us, subject to the terms and conditions set forth in the letter agreement, to register shares of common stock held by them for sale. The letter agreement provides that this demand registration right is subject to certain terms and conditions set forth in the March 2000 Registration Rights Agreement discussed above. Under this letter agreement, we agreed to pay the fees and expenses of the selling stockholders in connection with the exercise of their demand right and any piggyback registrations. Under this letter agreement, the Blum holders may exercise their demand registration rights until they no longer hold any shares of common stock that must be registered in order to be sold.

Pursuant to the exercise of a demand registration right under the March 2000 Registration Rights Agreement from BCP, PB Capital and The Common Fund for Non-Profit Organizations, in April 2004 we completed a secondary offering of approximately 5.9 million shares of previously unregistered shares of our common stock on behalf of those stockholders, National Union and ULLICO. In June 2004, Tutor-Saliba requested that we register for resale on a shelf basis, all remaining unregistered shares of common stock held by the parties to the March 2000 Registration Rights Agreement. The registration statement of which this prospectus forms a part was filed in response to Tutor-Saliba’s request.

Warrantholders Rights Agreement

In January 1997, we issued warrants to purchase our common stock to members of our banking group in connection with an amended credit agreement. As part of this issuance, we entered into a warrantholder rights agreement with the warrantholders. Under this agreement, we granted these warrantholders the right to require us, upon request by holders of a majority of warrants and common stock received upon exercise of warrants, subject to the terms and conditions set forth in this agreement, to register the resale of shares of the common stock held by them upon exercise of their warrants. Under this agreement, we agreed to pay the fees and expenses of one counsel to the selling stockholders in connection with their registration. We have also agreed to indemnify the holders of these registration rights under this agreement against specified liabilities, including liabilities under the Securities Act, and to contribute to payments that they may be required to make. This warrantholders rights agreement will terminate on the date upon which the parties to the warrantholders rights agreement no longer hold any shares, or warrants to purchase shares, of common stock that must be registered in order to be sold. The warrants expire in January 2007.

Shareholder Rights Plan

We have adopted a Shareholder Rights Plan pursuant to which we issued one preferred stock purchase right, or a Right, for each outstanding share of common stock. Each Right entitles the registered holder to purchase from us a unit consisting of one one-hundredth of a share of Series A Junior Participating Cumulative Preferred Stock, par value $1.00 per share, or the Series A Preferred Stock, at a cash exercise price of $100 per unit, subject to adjustment. Each share of Series A Preferred Stock will be entitled to receive a minimum preferential quarterly dividend equal to the greater of $20.00 or 100 times the dividend payable to holders of shares of common stock. In the event of a liquidation, no distribution shall be made (x) to the holders of stock ranking junior to the Series A Preferred Stock unless, prior thereto, the holders of Series A Preferred Stock receive a distribution equal to the greater of $10,000.00 or 100 times the payment made for each share of common stock or (y) to the holders of any other class or series of stock ranking on a parity (either as to dividends or liquidation preferences) with the Series A Preferred Stock except distributions made ratably on the Series A Preferred Stock and all other such parity stock in proportion to the total amounts to which holders of all such shares are entitled upon a liquidation. The Series A Preferred Stock ranks junior to the $21.25 Preferred Stock with respect to dividends and liquidation preferences but senior to the common stock.

The Shareholder Rights Plan may have the effect of delaying, deferring or preventing a change in control of us. State Street Bank and Trust Company is the agent for the Rights. Currently, the Rights are not exercisable and are attached to all outstanding shares of common stock and will be attached to the shares of common stock being offered hereby. No separate Right Certificates will be distributed until the distribution date. Upon occurrence of the distribution date, the Rights will separate from the common stock.

Under the Shareholder Rights Plan, the “distribution date” is defined as the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons is an acquiring person (the date of said announcement being referred to as the “stock acquisition date”), or (ii) 10 business days following the commencement of a tender offer or exchange offer that would result in a person or group becoming an acquiring person, or (iii) the declaration by the Board of Directors that any person is an adverse person.

Under the Shareholder Rights Plan, an “acquiring person” is defined as a person or group of affiliated or associated persons (other than us and certain of our affiliates and other exempted persons) that has acquired beneficial ownership of 10% or more of the outstanding shares of common stock.

Under the Shareholder Rights Plan, an “adverse person” is defined as any individual, group, firm, corporation, partnership or other entity (other than us and certain of our affiliates and other exempted persons) declared to be an adverse person by our Board of Directors upon a determination of our Board that the criteria set forth in the Shareholder Rights Plan apply to such individual, group or entity.

In the event that a stock acquisition date occurs or our Board of Directors determines that a person is an adverse person, proper provision will be made so that after the distribution date each holder of a Right will thereafter have the right to receive upon exercise that number of units of Series A Preferred Stock having a market value of two times the exercise price of the Right, such right hereafter referred to as the “subscription right.” In the event that, at any time following the stock acquisition date, (i) we are acquired in a merger or other business combination transaction or (ii) 50% or more of our assets or earning power is sold, after the distribution date each holder of a Right shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a market value equal to two times the exercise price of the Right, such right hereafter referred to as a “merger right.” The holder of a Right will continue to have the merger right whether or not such holder has exercised the subscription right. Rights that are or were beneficially owned by an acquiring person or an adverse person may (under certain circumstances specified in the Shareholder Rights Plan) become null and void. At any time after a stock acquisition date occurs or the Board of Directors determines that a person is an adverse person, the Board of Directors may, at its option, exchange all or any part of the then outstanding and exercisable Rights for shares of common stock or units of preferred stock at an exchange ratio of one share of common stock or one unit of preferred stock per Right.

The Rights may be redeemed in whole, but not in part, at a price of $0.02 per Right (payable in cash, common stock or other consideration deemed appropriate by the Board of Directors) by the Board of Directors at

any time prior to the date on which a person is declared to be an adverse person, the tenth day after the stock acquisition date or the occurrence of an event giving rise to the merger right. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and thereafter the only right of the holders of Rights will be to receive the redemption price. Until a Right is exercised, the holder will have no rights as a stockholder of Perini (beyond those as an existing stockholder, including the right to vote or to receive dividends).

On January 17, 1997, the Board of Directors amended our Shareholder Rights Plan to (i) permit the acquisition of the Series B Preferred Stock by certain investors, any additional preferred stock issued as a dividend thereon, any common stock issued upon conversion of the Series B Preferred Stock and certain other events without triggering the distribution of the Rights and (ii) extend the expiration date of the Shareholder Rights Plan from September 23, 1998 to January 21, 2007. In addition, our Board of Directors amended the Shareholder Rights Plan, effective March 29, 2000, to permit the transactions as described under “Certain Transactions—Series B Preferred Stock Exchange” and certain other events without triggering the distribution of the Rights.

Massachusetts Anti-Takeover Laws

We are subject to Chapter 110F of the Massachusetts General Laws, an anti-takeover law. In general, this statute prohibits a publicly held Massachusetts corporation from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction which results in the stockholder becoming an interested stockholder, unless:

•	our Board of Directors approves the business combination or transaction which results in the stockholder becoming an interested stockholder prior to such event; or

•	the interested stockholder acquires at least 90% of our outstanding voting stock, excluding shares held by certain of our directors who also serve as our officers and by certain employee stock plans, at the time it becomes an interested stockholder; or

•	the business combination is approved by both our Board of Directors and the holders of two-thirds of our outstanding voting stock at a meeting of stockholders, excluding shares held by the interested stockholder.

The Massachusetts General Laws defines the term “business combination” to include a merger, a stock or asset sale, and certain other transactions resulting in a financial benefit to the interested stockholder. An “interested stockholder” is generally a person who, together with affiliates and associates, owns, or within three years, owned, 5% or more of our voting stock.

Our bylaws include a provision excluding us from the applicability of Massachusetts General Laws Chapter 110D, entitled “Regulation of Control Share Acquisitions.” In general, this statute provides that any stockholder of a corporation subject to this statute who acquires 20% or more of the outstanding voting stock of a corporation may not vote such stock unless the stockholders of the corporation so authorize. Our Board of Directors may amend our bylaws at any time to subject us to this statute prospectively.

Certain Anti-takeover Provisions of our Charter and Bylaws

Our charter and bylaws contain provisions which may prevent, discourage or delay any change in the control of Perini and may make it more difficult to remove a member of the Board of Directors or management. These provisions include:

Blank Check Preferred Stock

Our Board of Directors has the authority to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to effect a change in control or takeover of Perini.

Staggered Board of Directors

Massachusetts General Laws Chapter 156B, Section 50A requires publicly held Massachusetts corporations, such as Perini, to have a classified board of directors consisting of three classes as nearly equal in size as possible, unless the corporation elects to opt out of the statute’s coverage. Our Board of Directors is currently divided into three classes. Each class of directors serves a three-year term. The classification of Directors could have the effect of making it more difficult for our stockholders, including those holding a majority of the outstanding shares, to force an immediate change in the composition of our Board.

Director Removal and Vacancies

Pursuant to our bylaws, stockholders may effectuate the removal of a director only for cause and with the affirmative vote of the majority of shares outstanding and entitled to vote. Vacancies in our Board of Directors may be filled only by the affirmative vote of a majority of the directors then in office.

Meeting of Stockholders

Our bylaws provide that a special meeting of stockholders may be called by our Chairman, President, our Board of Directors, or upon written application of one or more stockholders who hold at least 40% of our common stock entitled to vote at such meeting. In addition, our bylaws include advance notice and information requirements and time limitations on any director nomination or any new proposal which a stockholder desires to make at an annual meeting of stockholders.

Limitation on Liability and Indemnification of Directors and Officers

Our charter provides that no director shall be personally liable to us or to our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for any breach of the director’s duty of loyalty to us or our stockholders, for acts or omissions not in good faith, for acts or omissions involving intentional misconduct or a knowing violation of law or for any transaction, or for any transaction from which the director derived an improper personal benefit. Our bylaws provide that our directors and officers will be indemnified against liabilities that arise from their service as directors and officers, subject to certain exceptions. We have entered into agreements with our directors and officers that also provide for such indemnification and expenses and liability reimbursement. We have obtained insurance which insures our directors and officers against certain losses and which insures us against our obligations to indemnify the directors and officers.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is EquiServe Trust Company, N.A.

PLAN OF DISTRIBUTION

The selling stockholders may resell or redistribute the securities listed elsewhere in this prospectus from time to time on any stock exchange or automated interdealer quotation system on which the securities are listed, in the over-the-counter market, in privately negotiated transactions, or in any other legal manner, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. Persons who are pledgees, donees, transferees, or other successors in interest of any of the named selling stockholders (including but not limited to persons who receive securities from a named selling stockholder as a gift, partnership distribution or other non-sale-related transfer after the date of this prospectus) may also use this prospectus and are included when we refer to “selling stockholders” in this prospectus. Selling stockholders may sell the securities by one or more of the following methods, without limitation:

•	block trades (which may include cross trades) in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker or dealer as principal and resale by the broker or dealer for its own account;

•	an exchange distribution or secondary distribution in accordance with the rules of any stock exchange on which the securities are listed;

•	ordinary brokerage transactions and transactions in which the broker solicits purchases;

•	an offering at other than a fixed price on or through the facilities of any stock exchange on which the securities are listed or to or through a market maker other than on that stock exchange;

•	privately negotiated transactions, directly or through agents;

•	short sales;

•	through the writing of options on the securities, whether or not the options are listed on an options exchange;

•	through the distribution of the securities by any selling stockholder to its partners, members or stockholders;

•	one or more underwritten offerings;

•	agreements between a broker or dealer and one or more of the selling stockholders to sell a specified number of the securities at a stipulated price per share; and

•	any combination of any of these methods of sale or distribution, or any other method permitted by applicable law.

The selling stockholders may also transfer the securities by gift. We do not know of any current arrangements by the selling stockholders for the sale or distribution of any of the securities.

The selling stockholders may engage brokers and dealers, and any brokers or dealers may arrange for other brokers or dealers to participate in effecting sales of the securities. These brokers, dealers or underwriters may act as principals, or as an agent of a selling stockholder. Broker-dealers may agree with a selling stockholder to sell a specified number of the securities at a stipulated price per security. If the broker-dealer is unable to sell securities acting as agent for a selling stockholder, it may purchase as principal any unsold securities at the stipulated price. Broker-dealers who acquire securities as principals may thereafter resell the securities from time to time in transactions in any stock exchange or automated interdealer quotation system on which the securities are then listed, at prices and on terms then prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions. Broker-dealers may use block transactions and sales to and through broker-dealers, including transactions of the nature described above. The selling stockholders may also sell the securities in accordance with Rule 144 under the Securities Act rather than pursuant to this prospectus, regardless of whether the securities are covered by this prospectus.

From time to time, one or more of the selling stockholders may pledge, hypothecate or grant a security interest in some or all of the securities owned by them. The pledgees, secured parties or persons to whom the securities have been hypothecated will, upon foreclosure in the event of default, be deemed to be selling stockholders. The number of a selling stockholder’s securities offered under this prospectus will decrease as and when it takes such actions. The plan of distribution for that selling stockholder’s securities will otherwise remain unchanged. In addition, a selling stockholder may, from time to time, sell the securities short and, in those instances, this prospectus may be delivered in connection with the short sales and the securities offered under this prospectus may be used to cover short sales.

The selling stockholders and any underwriters, brokers, dealers or agents that participate in the distribution of the securities may be deemed to be “underwriters” within the meaning of the Securities Act, and any discounts, concessions, commissions or fees received by them and any profit on the resale of the securities sold by them may be deemed to be underwriting discounts and commissions.

A selling stockholder may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of the securities in the course of hedging the positions they assume with that selling stockholder, including, without limitation, in connection with distributions of the securities by those broker-dealers. A selling stockholder may enter into option or other transactions with broker-dealers that involve the delivery of the securities offered hereby to the broker-dealers, who may then resell or otherwise transfer those securities. A selling stockholder may also loan or pledge the securities offered hereby to a broker-dealer and the broker-dealer may sell the securities offered hereby so loaned or upon a default may sell or otherwise transfer the pledged securities offered hereby.

The selling stockholders and other persons participating in the sale or distribution of the securities will be subject to applicable provisions of the Exchange Act and the related rules and regulations adopted by the SEC, including Regulation M. This regulation may limit the timing of purchases and sales of any of the securities by the selling stockholders and any other person. The anti-manipulation rules under the Exchange Act may apply to sales of securities in the market and to the activities of the selling stockholders and their affiliates. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of the securities to engage in market-making activities with respect to the particular securities being distributed for a period of up to five business days before the distribution. These restrictions may affect the marketability of the securities and the ability of any person or entity to engage in market-making activities with respect to the securities.

We have agreed to indemnify the selling stockholders and their respective officers and directors, and any underwriter who participates in the offering of the securities, against specified liabilities, including liabilities under the federal securities laws. The selling stockholders have agreed to indemnify us, the other selling stockholders, us, and any underwriter who participates in the offering of the securities, against specified liabilities arising from information provided by the selling stockholder for use in this prospectus, including liabilities under the federal securities laws. In each case, indemnification includes each person who is an affiliate of or controls one of these specified indemnified persons within the meaning of the federal securities laws.

The securities offered hereby were originally issued to the selling stockholders pursuant to an exemption from the registration requirements of the Securities Act. We agreed to register the securities under the Securities Act, and to keep the registration statement of which this prospectus is a part effective until the earlier of the date on which the selling stockholders have sold all of the securities or such time when all of the securities offered by this prospectus may be sold pursuant to Rule 144 under the Securities Act. We have agreed to pay all expenses in connection with this offering, including the fees and expenses of a single counsel for the selling stockholders, but not including underwriting discounts, concessions, commissions or fees of the selling stockholders.

We will not receive any proceeds from sales of any securities by the selling stockholders.

We can not assure you that the selling stockholders will sell all or any portion of the securities offered hereby.

We will supply the selling stockholders and any stock exchange upon which the securities are listed with reasonable quantities of copies of this prospectus. To the extent required by Rule 424 under the Securities Act in connection with any resale or redistribution by a selling stockholder, we will file a prospectus supplement setting forth

•	the aggregate number of shares to be sold;

•	the purchase price;

•	the public offering price;

•	if applicable, the names of any underwriter, agent or broker-dealer; and

•	any applicable commissions, discounts, concessions, fees or other items constituting compensation to underwriters, agents or broker-dealers with respect to the particular transaction (which may exceed customary commissions or compensation).

If a selling stockholder notifies us that a material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange, distribution or secondary distribution or a purchase by a broker or dealer, the prospectus supplement will include any other facts that are material to the transaction. If applicable, this may include a statement to the effect that the participating broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon by Goodwin Procter LLP, Boston, Massachusetts.

EXPERTS

The consolidated financial statements included in this prospectus and the related financial statement schedules included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, independent registered public accounting firm, as stated in their reports appearing herein and elsewhere in the registration statement and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and file reports, proxy statements and other information with the Securities and Exchange Commission. We have also filed with the Securities and Exchange Commission a registration statement on Form S-1 to register our common stock. This prospectus, which forms part of the registration statement, does not contain all of the information included in the registration statement. For further information about us and our common stock offered in this prospectus, you should refer to the registration statement and its exhibits. You may read and copy the registration statement and any other document we file with the Securities and Exchange Commission at the Securities and Exchange Commission’s Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. In addition, the Securities and Exchange Commission maintains a web site that contains registration statements, reports, proxy statements and other information regarding registrants, such as us, that file electronically with the Securities and Exchange Commission. The address of the web site is www.sec.gov. Except for the registration statement and its exhibits, the information we file with the Securities and Exchange Commission is not included or incorporated in the registration statement and should not be relied upon by potential investors in determining whether to purchase shares of our common stock in this offering.

Report of Independent Registered Public Accounting Firm

To the Stockholders of Perini Corporation:

We have audited the accompanying consolidated balance sheets of Perini Corporation and Subsidiaries (collectively, the “Company”) as of December 31, 2003 and 2002, and the related consolidated statements of income, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Perini Corporation and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

DELOITTE & TOUCHE LLP

Boston, Massachusetts

March 11, 2004

Consolidated Balance Sheets

December 31, 2003 and 2002

(In thousands, except share data)

	2003	2002
Assets

CURRENT ASSETS:
Cash, including cash equivalents of $60,462 and $30,042 (Note 1)	$67,823	$47,031
Accounts and notes receivable, including retainage of $86,273 and $66,284	328,025	218,172
Unbilled work (Note 1)	116,572	112,563
Deferred tax asset (Note 5)	10,844	—
Other current assets	2,479	4,165

Total current assets	$525,743	$381,931

PROPERTY AND EQUIPMENT, at cost (Note 1):
Land	$1,041	$489
Buildings and improvements	16,685	13,496
Construction equipment	12,428	12,338
Other equipment	8,569	7,577

	$38,723	$33,900
Less—Accumulated depreciation	22,125	19,858

Total property and equipment, net	$16,598	$14,042

OTHER ASSETS:
Goodwill (Notes 1 and 3)	$14,007	$1,017
Deferred tax asset (Note 5)	4,161	—
Other (Note 6)	4,934	5,399

Total other assets	$23,102	$6,416

	$565,443	$402,389

Liabilities and Stockholders’ Equity

CURRENT LIABILITIES:
Current maturities of long-term debt (Note 4)	$490	$416
Accounts payable, including retainage of $64,141 and $37,357	318,448	162,456
Deferred contract revenue (Note 1)	48,431	65,868
Accrued expenses	32,977	37,283

Total current liabilities	$400,346	$266,023

LONG-TERM DEBT, less current maturities included above (Note 4)	$8,522	$12,123

OTHER LONG-TERM LIABILITIES (Notes 6, 8 and 10)	$36,015	$37,594

CONTINGENCIES AND COMMITMENTS (Note 2)

STOCKHOLDERS’ EQUITY (Notes 1, 7, 8, 9 and 10):
Preferred stock, $1 par value—
Authorized—1,000,000 shares
Designated—100,000 shares
Issued and outstanding—55,927 shares and 99,990 shares of $21.25 convertible exchangeable preferred stock ($13,982 aggregate liquidation preference at December 31, 2003)	$56	$100
Series A junior participating preferred stock, $1 par value—
Designated—200,000 shares
Issued—none	—	—
Stock purchase warrants	2,233	2,233

Common stock, $1 par value—
Authorized—40,000,000 shares
Issued—22,946,064 shares and 22,724,664 shares	22,946	22,725
Paid-in surplus	90,296	95,546
Retained earnings (deficit)	30,007	(13,417)
Less—common stock in treasury, at cost—60,529 shares	(965)	(965)

	$144,573	$106,222
Accumulated other comprehensive loss	(24,013)	(19,573)

Total stockholders’ equity	$120,560	$86,649

	$565,443	$402,389

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Income

For the Years Ended December 31, 2003, 2002 and 2001

(In thousands, except per share data)

	2003	2002	2001
Revenues (Note 11)	$1,374,103	$1,085,041	$1,553,396
Cost of Operations	1,303,851	1,026,391	1,495,834

Gross Profit	$70,252	$58,650	$57,562
General and Administrative Expenses	39,762	32,770	28,061

INCOME FROM CONSTRUCTION OPERATIONS (Note 11)	$30,490	$25,880	$29,501
Other (Income) Expense, Net (Note 6)	(1,435)	520	227
Interest Expense (Note 4)	1,003	1,485	2,006

Income before Income Taxes	$30,922	$23,875	$27,268
Credit (Provision) for Income Taxes (Notes 1 and 5)	13,096	(801)	(850)

NET INCOME	$44,018	$23,074	$26,418

Less: Accrued Dividends on $21.25 Preferred Stock (Note 8)	(1,653)	(2,125)	(2,125)
Plus: Reversal of Accrued Dividends on $21.25 Preferred Stock based on results of 2003 tender offer (Note 8)	7,254	—	—

NET INCOME AVAILABLE FOR COMMON STOCKHOLDERS	$49,619	$20,949	$24,293

BASIC EARNINGS PER COMMON SHARE (Note 1)	$2.18	$0.92	$1.07

DILUTED EARNINGS PER COMMON SHARE (Note 1)	$2.10	$0.91	$1.04

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING (Note 1)
BASIC	22,763	22,664	22,623
Effect of Dilutive Stock Options and Warrants Outstanding	820	275	819

DILUTED	23,583	22,939	23,442

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Stockholders’ Equity

For the Years Ended December 31, 2003, 2002 and 2001

(In thousands, except per share data)

	Preferred Stock	Stock Purchase Warrants	Common Stock	Paid-In Surplus	Retained Earnings (Deficit)	Treasury Stock	Accumulated Other Comprehensive Loss	Total
Balance—December 31, 2000	$100	$2,233	$22,645	$99,518	$(62,909)	$(965)	$—	$60,622

Net Income	—	—	—	—	26,418	—	—	26,418
Other comprehensive income (loss):
Minimum pension liability (Note 10)	—	—	—	—	—	—	(5,865)	(5,865)

Total comprehensive income								20,553

Preferred Stock dividends accrued ($21.25 per share*)	—	—	—	(2,125)	—	—	—	(2,125)
Common Stock options exercised	—	—	80	278	—	—	—	358

Balance—December 31, 2001	$100	$2,233	$22,725	$97,671	$(36,491)	$(965)	$(5,865)	$79,408

Net Income	—	—	—	—	23,074	—	—	23,074
Other comprehensive income (loss):
Minimum pension liability (Note 10)	—	—	—	—	—	—	(13,708)	(13,708)

Total comprehensive income								9,366

Preferred Stock dividends accrued ($21.25 per share*)	—	—	—	(2,125)	—	—	—	(2,125)

Balance—December 31, 2002	$100	$2,233	$22,725	$95,546	$(13,417)	$(965)	$(19,573)	$86,649

Net Income	—	—	—	—	44,018	—	—	44,018
Other comprehensive income (loss):
Minimum pension liability (Note 10)	—	—	—	—	—	—	(4,440)	(4,440)

Total comprehensive income	—	—	—	—	—	—	—	39,578

Preferred Stock dividends accrued ($21.25 per share*)	—	—	—	(1,048)	(605)	—	—	(1,653)
Preferred Stock tendered (Note 8)	(44)	—	—	(11,217)	—	—	—	(11,261)
Reversal of dividends previously accrued on Preferred Stock tendered (Note 8)	—	—	—	7,243	11	—	—	7,254
Common Stock options exercised	—	—	221	763	—	—	—	984
Estimated cost of stock registration (Note 15)	—	—	—	(991)	—	—	—	(991)

Balance—December 31, 2003	$56	$2,233	$22,946	$90,296	$30,007	$(965)	$(24,013)	$120,560

*	Equivalent to $2.125 per Depositary Share (see Note 8).

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2003, 2002 and 2001

(In thousands)

	2003	2002	2001
Cash Flows from Operating Activities:
Net income	$44,018	$23,074	$26,418
Adjustments to reconcile net income to net cash from operating activities—
Depreciation	2,773	2,457	1,915
Amortization of deferred debt expense and other deferred expenses	616	745	687
Cash provided from (used by) changes in components of working capital other than cash, current maturities of long-term debt, deferred tax asset and land held for sale, net:
(Increase) decrease in:
Accounts receivable	(88,544)	102,322	(49,253)
Unbilled work	(3,422)	(15,138)	(1,008)
Other current assets	(333)	(43)	309
Increase (decrease) in:
Accounts payable	132,507	(102,552)	13,606
Deferred contract revenue	(21,211)	(6,261)	4,159
Accrued expenses	(5,929)	(7,792)	(18,656)
Net deferred tax asset	(15,005)	—	—
Gain on sale of land held for sale	(2,207)	—	—
Other long-term liabilities	(370)	(405)	(2,321)
Other items, net	(317)	(39)	(101)

NET CASH PROVIDED FROM (USED BY) OPERATING ACTIVITIES	$42,576	$(3,632)	$(24,245)

Cash Flows from Investing Activities:
Acquisitions of James A. Cummings, Inc., net of cash balance acquired	$(8,613)	$—	$—
Acquisition of property and equipment	(5,399)	(4,510)	(4,528)
Proceeds from sale of property and equipment	793	455	199
Proceeds from (investment in) land held for sale, net	4,996	4,072	(1,126)
Proceeds from sale of marketable securities	380	—	—
Investment in other activities	(37)	(646)	(57)

NET CASH USED BY INVESTING ACTIVITIES	$(7,880)	$(629)	$(5,512)

Cash Flows from Financing Activities:
Purchase of preferred stock pursuant to tender offer	$(11,261)	$—	$—
Proceeds from long-term debt	1,883	5,000	572
Reduction of long-term debt	(5,410)	(10,250)	(10,399)
Proceeds from exercise of common stock options	984	—	358
Expenditure for stock registration	(100)	—	—

NET CASH USED BY FINANCING ACTIVITIES	$(13,904)	$(5,250)	$(9,469)

Net Increase (Decrease) in Cash	$20,792	$(9,511)	$(39,226)
Cash and Cash Equivalents at Beginning of Year	47,031	56,542	95,768

Cash and Cash Equivalents at End of Year (Note (1)(j))	$67,823	$47,031	$56,542

Supplemental Disclosures of Cash Paid During the Year For:
Interest	$1,060	$2,441	$2,063

Income tax payments	$974	$1,885	$1,130

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2003, 2002 and 2001

[1] Summary of Significant Accounting Policies

[a] Nature of Business

The Company was incorporated in 1918 as a successor to businesses which had been engaged in providing construction services since 1894. The Company provides diversified general contracting, construction management and design-build services to private clients and public agencies throughout the world. The Company’s construction business is now conducted through three basic segments or operations: building, civil and management services. The Company offers general contracting, preconstruction planning and comprehensive project management services, including the planning and scheduling of the manpower, equipment, materials and subcontractors required for the timely completion of a project in accordance with the terms and specifications contained in a construction contract. The Company also offers self-performed construction services, including site work, concrete forming and placement and steel erection. The Company provides these services by using traditional general contracting arrangements, such as fixed price, guaranteed maximum price and cost plus fee contracts and, to a lesser extent, construction management or design-build contracting arrangements.

In an effort to limit its financial and/or operational risk on certain large or complex projects, the Company participates in construction joint ventures, often as sponsor or manager of the project, for the purpose of bidding and, if awarded, providing the agreed upon construction services. Each participant usually agrees in advance to provide a predetermined percentage of capital, as required, and to share in the same percentage of profit or loss of the project.

[b] Principles of Consolidation

The consolidated financial statements include the accounts of Perini Corporation and its wholly owned subsidiaries (the “Company”). The Company’s interests in construction joint ventures are accounted for using the proportionate consolidation method whereby the Company’s proportionate share of each joint venture’s assets, liabilities, revenues and cost of operations are included in the appropriate classifications in the consolidated financial statements. All significant intercompany transactions and balances have been eliminated in consolidation.

[c] Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company’s construction business involves making significant estimates and assumptions in the normal course of business relating to its contracts and joint venture contracts due to, among other things, the one-of-a-kind nature of most of its projects, the long-term duration of its contract cycle and the type of contract utilized. The most significant estimates with regard to these financial statements relate to the estimating of total forecasted construction contract revenues, costs and profits in accordance with accounting for long-term contracts (see Note 1(d) below) and estimating potential liabilities in conjunction with certain contingencies, including the outcome of pending or future litigation, arbitration or other dispute resolution proceedings relating to contract claims. (See Note 2 below.) Actual results could differ in the near term from these estimates and such differences could be material.

[d] Method of Accounting for Contracts

Revenues and profits from the Company’s contracts and construction joint venture contracts are generally recognized by applying percentages of completion for the period to the total estimated profits for the respective contracts. Percentage of completion is determined by relating the actual cost of the work performed to date to the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

For the Years Ended December 31, 2003, 2002 and 2001

[1] Summary of Significant Accounting Policies (continued)

[d] Method of Accounting for Contracts (continued)

current estimated total cost of the respective contracts. However, on construction management contracts, profit is generally recognized in accordance with the contract terms, usually on the as billed method, which is generally consistent with the level of effort incurred over the contract period. When the estimate on a contract indicates a loss, the Company’s policy is to record the entire loss during the accounting period in which it is estimated. In the ordinary course of business, at a minimum on a quarterly basis, the Company prepares updated estimates of the total forecasted revenue, cost and profit or loss for each contract. The cumulative effect of revisions in estimates of the total forecasted revenue and costs, including unapproved change orders and claims, during the course of the work is reflected in the accounting period in which the facts that caused the revision become known. The financial impact of these revisions to any one contract is a function of both the amount of the revision and the percentage of completion of the contract. An amount equal to the costs incurred which are attributable to unapproved change orders and claims is included in the total estimated revenue when realization is probable. Profit from unapproved change orders and claims is recorded in the period such amounts are resolved.

In accordance with normal practice in the construction industry, the Company includes in current assets and current liabilities amounts related to construction contracts realizable and payable over a period in excess of one year. Deferred contract revenue represents the excess of billings to date over the amount of contract costs and profits (or contract revenue) recognized to date on the percentage of completion accounting method on certain contracts. Unbilled work represents the excess of contract costs and profits (or contract revenue) recognized to date on the percentage of completion accounting method over billings to date on the remaining contracts. Unbilled work results when (1) the appropriate contract revenue amount has been recognized in accordance with the percentage of completion accounting method, but a portion of the revenue recorded cannot be billed currently due to the billing terms defined in the contract and/or (2) costs, recorded at estimated realizable value, related to unapproved change orders or claims are incurred. Unbilled work related to the Company’s contracts and joint venture contracts at December 31, 2003 and 2002, consisted of the following (in thousands):

	2003	2002
Unbilled costs and profits incurred to date*	$34,121	$19,498
Unapproved change orders	17,936	30,289
Claims	64,515	62,776

	$116,572	$112,563

*	Represents the excess of contract costs and profits recognized to date on the percentage of completion accounting method over billings to date on certain contracts.

Of the balance of “unapproved change orders” and “claims” included above in unbilled work at December 31, 2003 and December 31, 2002 approximately $36.0 and $40.0 million respectively, are amounts subject to pending litigation or dispute resolution proceedings as described in Item 3—“Legal Proceedings” and Note 2, “Contingencies and Commitments” of Notes to Consolidated Financial Statements for the respective periods. These amounts are management’s estimate of the probable recovery from the disputed claims considering such factors as evaluation of entitlement, settlements reached to date and knowledge of customer. In the event that future facts and circumstances, including the resolution of disputed claims, cause us to reduce the aggregate amount of our estimated probable recovery from the disputed claims, we will record the amount of such reduction against future earnings in the relevant period.

The prerequisite for billing “Unbilled costs and profits incurred to date” is provided in the defined billing terms of each of the applicable contracts. The prerequisite for billing “Unapproved change orders” or “Claims” is the final resolution and agreement between the parties. The amount of unbilled work at December 31, 2003 estimated by management to be collected beyond one year is approximately $19.0 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

For the Years Ended December 31, 2003, 2002 and 2001

[1] Summary of Significant Accounting Policies (continued)

[e] Property and Equipment

Land, buildings and improvements, construction and computer-related equipment and other equipment are recorded at cost. Depreciation is provided primarily using accelerated methods for construction and computer-related equipment over lives from three to seven years and the straight-line method for the remaining depreciable property over lives from three to thirty years.

[f] Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Recoverability is evaluated by comparing the carrying value of the asset to the undiscounted cash flows associated with the affected assets. When this comparison indicates that the carrying value of the asset is greater than the undiscounted cash flows, a loss is recognized for the difference between the carrying value and estimated fair value. Fair value is determined based on market quotes, if available, or is based on valuation techniques.

[g] Goodwill

As of December 31, 2002, Goodwill in the amount of approximately $1.0 million was included in the accompanying Consolidated Balance Sheets and represented the excess of the costs of subsidiaries acquired over the fair value of their net assets as of the dates of acquisition. Effective January 1, 2003, the Company acquired 100% of the outstanding stock of James A. Cummings, Inc., a privately held construction company based in Ft. Lauderdale, FL. (See Note 3.) As a result of this transaction, approximately $13.0 million of additional goodwill was recorded in 2003, bringing the total amount of goodwill to approximately $14.0 million as of December 31, 2003.

In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets”, the Company assesses the amount of goodwill for impairment by applying a fair value test, at a minimum, annually as of December 31. Based on the initial and annual impairment tests completed during 2002 and 2003, the Company concluded that goodwill was not impaired.

[h] Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes”. (See Note 5). Deferred income tax assets and liabilities are recognized for the effects of temporary differences between the financial statement carrying amounts and the income tax basis of assets and liabilities using tax rates expected to be in effect when such differences reverse. In addition, future tax benefits, such as net operating loss carryforwards, are recognized currently to the extent such benefits are more likely than not to be realized as an economic benefit in the form of a reduction of income taxes in future years.

[i] Earnings Per Common Share

Earnings per common share amounts were calculated in accordance with SFAS No. 128, “Earnings per Share”. Basic earnings per common share was computed by dividing net income less dividends accrued on the $21.25 Preferred Stock during all years presented plus the reversal in 2003 of approximately $7.3 million of previously accrued and unpaid dividends on the $21.25 Preferred Stock no longer required based on the results of the tender offer completed in June 2003 (see Notes 8 and 14) by the weighted average number of common shares outstanding. Diluted earnings per common share was similarly computed after giving consideration to the dilutive effect of stock options and warrants outstanding on the weighted average number of common shares outstanding.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

For the Years Ended December 31, 2003, 2002 and 2001

[1] Summary of Significant Accounting Policies (continued)

[i] Earnings Per Common Share (continued)

Options to purchase 135,000 shares of Common Stock at a price of $8.66 per share were outstanding at December 31, 2003, but were not included in the computation of diluted earnings per share because the options’ exercise price was greater than the average market price of the Common Stock. Options to purchase 3,172,834 shares of Common Stock at prices ranging from $4.50 to $8.66 per share were outstanding at December 31, 2002, but were not included in the computation of diluted earnings per share because the options’ exercise price was greater than the average market price of the Common Stock. Options to purchase 574,000 shares of Common Stock at prices ranging from $8.10 to $16.44 were outstanding at December 31, 2001 but were not included in the computation of diluted earnings per share because the options’ exercise price was greater than the average market price of the Common Stock. In addition, the effect of the assumed conversion of the Company’s outstanding $21.25 Preferred Stock into Common Stock is antidilutive for all years presented and the effect of the assumed conversion of the Company’s Stock Purchase Warrants is antidilutive for 2002 and 2001.

[j] Cash and Cash Equivalents

Cash equivalents include short-term, highly liquid investments with original maturities of three months or less.

Cash and cash equivalents as reported in the accompanying Consolidated Balance Sheets consist of amounts held by the Company that are available for general corporate purposes and the Company’s proportionate share of amounts held by construction joint ventures that are available only for joint venture-related uses. Cash held by construction joint ventures is distributed from time to time to the Company and to the other joint venture participants in accordance with their percentage interest after the joint venture partners determine that a cash distribution is prudent. Cash distributions received by the Company from its construction joint ventures are then available for general corporate purposes. At December 31, 2003 and 2002, cash and cash equivalents consisted of the following (in thousands):

	2003	2002
Corporate cash and cash equivalents (available for general corporate purposes)	$33,426	$11,220
Company’s share of joint venture cash and cash equivalents (available only for joint venture purposes, including future distributions)	34,397	35,811

	$67,823	$47,031

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

For the Years Ended December 31, 2003, 2002 and 2001

[1] Summary of Significant Account Policies (continued)

[k] Stock-Based Compensation

The Company accounts for stock options granted to employees and directors using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”, and related Interpretations. No stock-based employee compensation cost is reflected in net income since all stock options granted by the Company had an exercise price equal to or greater than the fair market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation”, to stock-based employee and director compensation (in thousands). The effect of applying SFAS No. 123 in this pro forma disclosure may not be indicative of future charges.

	Year Ended December 31,
	2003	2002	2001
Net income, as reported	$44,018	$23,074	$26,418
Plus: Total stock-based employee compensation recognized under APB No. 25	—	—	—
Less: Total stock-based employee compensation expense determined under fair value based method for all awards	—	(2,831)	(2,846)

Net income, pro forma	$44,018	$20,243	$23,572

Basic earnings per share:
As reported	$2.18	$0.92	$1.07
Pro forma	$2.18	$0.80	$0.94
Diluted earnings per share:
As reported	$2.10	$0.91	$1.04
Pro forma	$2.10	$0.79	$0.91

[l] Fair Value of Financial Instruments

The carrying amount of cash and cash equivalents approximate fair value due to the short term nature of these items. The carrying value of receivables and other amounts arising out of normal contract activities, including retentions, which may be settled beyond one year, is estimated to approximate fair value. See Note 4 for disclosure of the fair value of long-term debt.

[m] Reclassifications

Certain prior year amounts have been reclassified to be consistent with the current year classifications.

[n] New Accounting Pronouncements

In January 2003, the FASB issued FIN No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB 51”. In December 2003, the FASB revised FIN No. 46 to reflect decisions it made regarding a number of implementation issues. FIN No. 46, addresses consolidation by business enterprises of variable interest entities (“VIEs”). FIN 46 applies immediately to variable interest entities created or obtained after January 31, 2003 and it applies in the first fiscal year or interim period ending after December 15, 2003, to VIEs in which an enterprise holds a variable interest that is acquired before February 1, 2003. This pronouncement is currently not anticipated to have a material effect on our consolidated financial position or results of operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

For the Years Ended December 31, 2003, 2002 and 2001

[2] Contingencies and Commitments

[a] Mergentime—Perini Joint Ventures vs. WMATA Matter

On May 11, 1990, contracts with two joint ventures in which Perini held a 40% interest were terminated by the Washington Metropolitan Area Transit Authority, or WMATA, on two subway construction projects in the District of Columbia. The contracts were awarded to the joint ventures in 1985 and 1986. However, Perini and Mergentime Corporation, or Mergentime, the 60% managing partner, entered into an agreement in 1987 under which Perini withdrew from the joint ventures and Mergentime assumed complete control over the performance of both projects. This agreement did not relieve Perini of its responsibilities to WMATA as a joint venture partner. After Perini withdrew from the joint ventures, Mergentime and WMATA had a dispute regarding progress on the projects. After both construction contracts were terminated, WMATA retained Perini, acting independently, to complete both projects.

Subsequently, the joint ventures brought an action in the United States District Court for the District of Columbia against WMATA, seeking damages for delays, unpaid extra work and wrongful termination and WMATA brought an action against the joint ventures seeking damages for additional costs to complete the projects. After a bench trial, the District Court found the joint ventures liable to WMATA for damages in the amount of approximately $16.5 million and WMATA liable to the joint ventures for damages in the amount of approximately $4.3 million.

The joint ventures appealed the judgment to the United States Court of Appeals for the District of Columbia, and on February 16, 1999, the Court of Appeals vacated the District Court’s final judgment and ordered the District Court to review its prior findings and hold further hearings in regard to the joint venture’s affirmative claims. In addition, the Court of Appeals held that statutory interest on any of the claims will not accrue until final judgment is entered sometime in the future.

On February 28, 2001, a successor District Court Judge informed the parties that he could not certify adequate familiarity with the record to complete the remaining proceedings; therefore, he granted the joint ventures’ motion for a new trial. The joint ventures are seeking $28.9 million, plus interest, from WMATA, and WMATA is seeking $29.3 million from the joint ventures. A new trial was completed in January 2002 and a decision is still pending. The ultimate financial impact of the Judge’s pending decision is not yet determinable; therefore, no provision for loss, if any, has been recorded in the financial statements.

[b] Tutor-Saliba-Perini Joint Venture vs. Los Angeles MTA Matter

During 1995, a joint venture, Tutor-Saliba-Perini, or TSP, in which Perini is the 40% minority partner and Tutor-Saliba Corporation of Sylmar, California is the 60% managing partner, filed a complaint in the Superior Court of the State of California for the County of Los Angeles against the Los Angeles County Metropolitan Transportation Authority, or the MTA, seeking to recover costs for extra work required by the MTA in connection with the construction of certain tunnel and station projects. In February 1999 the MTA countered with civil claims under the California False Claims Act against TSP, Tutor-Saliba and Perini jointly and severally. Ronald N. Tutor, the Chairman and Chief Executive Officer of Perini since March 2000, is also the chief executive officer and the sole stockholder of Tutor-Saliba Corporation.

Claims concerning the construction of the MTA projects were tried before a jury in 2001. During trial, the Judge ruled that TSP had failed to comply with the Court’s prior discovery orders and the Judge penalized TSP, Tutor-Saliba and Perini for the alleged non-compliance by dismissing TSP’s claims and by ruling, without a jury finding, that TSP, Tutor-Saliba and Perini were liable to the MTA for damages on the MTA’s counterclaims. The Judge then instructed the jury that TSP, Tutor-Saliba and Perini were liable to the MTA and charged the jury with the responsibility of determining the amount of the damages based on the Judge’s ruling. The jury awarded the MTA approximately $29.6 million in damages.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

For the Years Ended December 31, 2003, 2002 and 2001

[2] Contigincies and Commitments (continued)

[b] Tutor-Saliba-Perini Joint Venture vs. Los Angeles MTA Matter (continued)

On March 26, 2002, the Judge amended the award, ordering TSP to pay the MTA an additional $33.4 million in costs and attorney fees, with the aggregate $63.0 million award subject to interest at an annual rate of 10% from the date of the award.

TSP and the other plaintiffs/defendants in the counterclaim have appealed the Judge’s discovery sanction, the subsequent jury award and the amended award. Oral arguments on the appeal are anticipated to be set some time in the Summer 2004. The ultimate financial impact of the Judge’s ruling and/or the awards is not yet determinable. Therefore, no provision for loss, if any, has been recorded in the financial statements.

[c] City of San Francisco vs. Tutor-Saliba, Perini & Buckley Joint Venture Matter

In November 2002, the San Francisco City Attorney, on behalf of the City and County of San Francisco and the citizens of California, filed a civil action with a demand for a jury trial against Perini, Tutor-Saliba Corporation, or TSC, the Tutor-Saliba, Perini & Buckley Joint Venture, Buckley & Company, Inc. and their bonding companies in the United States District Court in San Francisco relating to seven projects for work on the expansion of the San Francisco International Airport. A second amended complaint was filed in July 2003 which, among other things, added Ronald N. Tutor as a defendant. The joint venture was established by TSC, Perini and Buckley through two joint venture agreements dated October 28, 1996 and February 11, 1997. The joint venture had agreements with the Owner to perform work (“Contracts”) on only two of the above projects (“Projects”) and, as part of those Contracts, the joint venture provided performance and payment bonds to the Owner (“Bonds”).

In the second amended complaint, the plaintiffs allege, among other things, various overcharges, bidding violations, violations of minority contracting regulations, civil fraud and violation of the California and San Francisco False Claims and California Unfair Competition Acts. In addition, the plaintiffs allege that the defendants have violated the United States Racketeer Influenced Corrupt Organizations Act. The plaintiffs have asserted $30 million in damages and are seeking treble damages, punitive and exemplary damages, various civil penalties and a declaration that TSC and the joint venture are irresponsible bidders. It is unclear based on the plaintiff’s current complaint what portion of the plaintiff’s claims relate to the two projects that the joint venture participated in.

On October 3, 2003, the Court granted the defendants’ motion to specify damages allegedly sustained for each contract. The defendants’ motion to dismiss the plaintiff’s second amended complaint is pending.

TSC is the managing partner of the joint venture and, in December 1997, Perini sold its entire 20% interest in the joint venture to TSC. As part of that sale agreement, TSC agreed to indemnify Perini from any liability that Perini is required to pay by reason of or arising out of any event or occurrence subsequent to the date of the sale of Perini’s interest in the joint venture in any way connected with the joint venture agreements, the Contracts, the Projects and the Bonds. It is unclear based on the plaintiff’s current complaint whether the claims against the joint venture arise out of events that occurred subsequent to the date of the sale of Perini’s interest. The ultimate financial impact of this action is not yet determinable.

[d] Perini/Kiewit/Cashman Joint Venture—Central Artery/Tunnel Project Matter

Perini/Kiewit/Cashman Joint Venture, or PKC, a joint venture in which Perini holds a 56% interest and is the managing partner, is currently pursuing a series of claims for additional contract time and/or compensation against the Massachusetts Highway Department, or MHD, for work performed by PKC on a portion of the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

For the Years Ended December 31, 2003, 2002 and 2001

[2] Contigincies and Commitments (continued)

[d] Perini/Kiewit/Cashman Joint Venture—Central Artery/Tunnel Project Matter (continued)

Central Artery/Tunnel project in Boston, Massachusetts. During construction, MHD ordered PKC to perform changes to the work and issued related direct cost changes with an estimated value, excluding time delay and inefficiency costs, in excess of $100 million. In addition, PKC encountered a number of unforeseen conditions during construction that greatly increased PKC’s cost of performance.

Certain of PKC’s claims have been presented to a Disputes Review Board, or the DRB, which consists of three construction experts chosen by the parties. To date, the DRB has ruled on a binding basis that PKC is entitled to additional compensation for its contract time delay claim in the amount of $17.4 million. On March 20, 2002, the Superior Court of the Commonwealth of Massachusetts approved PKC’s request to have MHD comply with the DRB’s $17.4 million award. The MHD has appealed the Superior Court decision to the Appeals Court of the Commonwealth of Massachusetts.

The DRB has also ruled on a binding basis that PKC is entitled to additional compensation awards totaling $17.1 million for impacts and inefficiencies caused by MHD to certain of PKC’s work. PKC has filed applications in these actions seeking to confirm the awards and MHD has filed civil actions in Massachusetts Superior Court seeking to vacate these awards.

Under the Dispute Resolution Rules of the contract, either party may periodically terminate the services of some or all of the DRB members provided that members who are removed under this provision will remain on the DRB through the completion of any then pending claims. The MHD has chosen to remove the current DRB members under this provision and those members are in the process of completing hearings on all pending claims. Although the replacement DRB members have been agreed upon, proceedings before the current DRB and the new DRB have been postponed pending completion of the negotiation and mediation discussed below.

The pending claims yet to be decided by the current DRB on a binding basis have an anticipated value of $49.4 million. The remaining claims to be decided by the replacement DRB on a non-binding basis have an anticipated value of $72.6 million.

On August 14, 2002 the Massachusetts Attorney General’s office, pursuant to its authority under the Massachusetts False Claims Act, served a Civil Investigative Demand (“CID”) on Perini and the other joint venture partners. The CID sought the production of certain construction claims documentation in connection with the Central Artery/Tunnel Contract No. C11A1. PKC vigorously denies that it submitted any false claims and is cooperating with the Attorney General’s Office in the ongoing investigation.

In December 2002, PKC and MHD entered into an agreement to attempt to resolve by negotiation and mediation all of the outstanding claims on the project. As part of the agreement, the MHD recommended for approval by the Massachusetts Turnpike Authority a contract modification that provides for provisional payments to PKC totaling $25 million against PKC’s outstanding claims. To date, PKC has received $23.75 million of those provisional payments. The parties also agreed to stay the pending litigation and DRB proceedings during the negotiations. Perini began mediation on all claims in September 2003. Management has made an estimate of the total anticipated cost recovery on this project and it is included in revenue recorded to date. To the extent new facts become known or the final cost recovery included in the claim settlement varies from this estimate, the impact of the change will be reflected in the financial statements at that time.

[e] Redondo/Perini Joint Venture vs. Siemens Transportation Matter

This is a binding arbitration proceeding arising out of a contract between the Redondo/Perini Joint Venture, or RPJV, a joint venture in which Perini and Redondo Construction Corp., or Redondo, each have a 50% interest and the Siemens Transportation Partnership, S.E., Puerto Rico, or STP. STP is constructing a public metropolitan passenger rail transportation project for the Commonwealth of Puerto Rico and RPJV is responsible for the design and construction of a portion of the project.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

For the Years Ended December 31, 2003, 2002 and 2001

[2] Contigincies and Commitments (continued)

[e] Redondo/Perini Joint Venture vs. Siemens Transportation Matter (continued)

On March 19, 2002, Redondo filed a petition for reorganization under 11 U.S.C. Chapter 11 in U.S. Bankruptcy Court for the District of Puerto Rico.

On December 23, 2002, RPJV filed an arbitration demand against STP seeking the recovery of approximately $38 million of additional costs related to design changes and the late completion of the design. On January 31, 2003, STP filed a counter-demand against RPJV seeking the recovery of damages allegedly related to defects in design and construction and the late completion of RPJV’s work in the amount of approximately $17.9 million along with the repayment of approximately $22.6 million for alleged advances previously paid to RPJV.

On October 31, 2003, the parties each revised their statement of damages. RPJV’s total claim is now approximately $71 million. STP’s revised claim is approximately $69.5 million, including its claim for alleged advances already paid.

Discovery has begun, an arbitration panel has been chosen and arbitration evidentiary hearings are scheduled to begin on March 22, 2004. Management has made an estimate of the total anticipated cost recovery on this project and it is included in revenue recorded to date. To the extent new facts become known or the final cost recovery included in the claim settlement varies from this estimate, the impact of the change will be reflected in the financial statements at that time.

[f] $21.25 Preferred Shareholders Class Action Lawsuit

On October 15, 2002, Frederick Doppelt, Arthur I. Caplan and Leland D. Zulch filed a lawsuit individually, and as representatives of a class of holders of our Depositary Shares against certain current and former directors of Perini. This lawsuit is captioned Doppelt, et al. v. Tutor, et al., United States District Court for the District of Massachusetts, No. 02CV12010MLW. Mr. Doppelt is a current director of Perini and Mr. Caplan is a former director of Perini. Specifically, the original complaint alleged that the defendants breached their fiduciary duties owed to the holders of the Depositary Shares and to Perini. The plaintiffs principally allege that the defendants improperly authorized the exchange of Series B Preferred Stock for common stock while simultaneously refusing to pay accrued dividends due on the Depositary Shares.

On January 6, 2003, the defendants moved to dismiss the lawsuit. Among other things, the defendants argued that: (1) they did not owe fiduciary duties to the holders of the Depositary Shares and (2) the claims of breach of fiduciary duty owed to Perini must be dismissed because the claim could only be brought as a derivative action.

On March 21, 2003, the plaintiffs filed an opposition to the motion to dismiss and in May 2003 the plaintiffs asked the Court for leave to file an amended complaint.

In June 2003 the plaintiffs were given leave to file an amended complaint. The amended complaint filed in July 2003 adds an allegation that the defendants have further breached their fiduciary duties by authorizing a tender offer for the purchase of up to 90% of the Depositary Shares and an allegation that the collective actions of the defendants constitute unfair and deceptive business practices under the provisions of the Massachusetts Consumer Protection Act. The amended complaint withdrew the allegation of a breach of fiduciary duty owed to Perini, but retained the allegation with respect to a breach of those duties owed to the holders of the Depositary Shares. The plaintiffs seek damages in an amount not less than $15,937,500, trebled, plus interest, costs, fees and other unspecified punitive and exemplary damages.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

For the Years Ended December 31, 2003, 2002 and 2001

[2] Contigincies and Commitments (continued)

[f] $21.25 Preferred Shareholders Class Action Lawsuit (continued)

On August 29, 2003, the defendants filed a motion to dismiss the amended complaint. The plaintiffs filed an opposition thereto and on October 14, 2003, the defendants filed their reply.

In 2001, a similar lawsuit was filed by some of the same plaintiffs in the United States District Court for the Southern District of New York, which claimed that the Company breached its contract with the holders of Depositary Shares. In 2002, the case was dismissed and upon appeal by the plaintiffs to the United States Court of Appeals for the Second Circuit, the Court of Appeals affirmed the dismissal.

[3] Acquisition of James A. Cummings, Inc.

On January 23, 2003, the Company completed the acquisition of 100% of the outstanding common stock of James A. Cummings, Inc. (“Cummings”), a privately held construction company based in Fort Lauderdale, Florida, for $20 million in cash, financed in part through the Company’s credit facility. Cummings is an established building construction and construction management company in the South Florida region specializing in the construction of schools, municipal buildings, and commercial facilities. Cummings strong regional reputation, successful in-place management team and focus on growing niche markets should effectively extend the Company’s expansion into the Southeast region of the United States. At January 1, 2003, Cummings had a firm backlog of approximately $170 million. The acquisition was effective as of January 1, 2003 and, accordingly, Cummings’ financial results are included in the Company’s consolidated results of operations and financial position since that date.

The transaction was accounted for using the purchase method of accounting as required by FASB Statement No. 141, “Business Combinations”. Goodwill and identifiable intangible assets recorded in the acquisition were tested during 2003 and will be tested periodically in the future for impairment as required by FASB Statement No. 142 “Goodwill and Other Intangible Assets”. The allocation of acquisition costs, which consists of the $20 million cash consideration referred to above and $565,000 of other direct acquisition costs, is as follows (in thousands):

Current assets	$34,419
Property and equipment, net	394
Other long-term assets	23
Goodwill	12,990
Other identifiable intangible assets	575

Total assets acquired	$48,401
Less—Liabilities assumed	(27,836)

Total Consideration and Acquisition Costs	$20,565

Other identifiable intangible assets are being amortized over the average two year operating cycle of the related contracts. The $13.0 million of “Goodwill” referred to above has been allocated to the building construction segment and will be fully deductible for tax purposes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

For the Years Ended December 31, 2003, 2002 and 2001

[3] Acquisition of James A. Cummings, Inc. (continued)

Since the acquisition was effective as of January 1, 2003, the Company’s 2003 year to date results include Cummings for the full year. Therefore, the following pro forma financial information is presented for the comparative years ended December 31, 2002 and 2001 (in thousands, except per share data):

	Year Ended December 31,
	2002	2001
	Pro forma (unaudited)
Revenues	$1,182,413	$1,664,490
Gross profit	$65,030	$64,358
Net income	$25,694	$29,309
Basic earnings per common share	$1.04	$1.20
Diluted earnings per common share	$1.03	$1.16

The pro forma results have been prepared for comparative purposes only and include certain adjustments such as increased interest expense on acquisition debt and additional amortization expenses related to intangible assets arising from the acquisition. The pro forma results are not necessarily indicative either of the results of operations that actually would have resulted had the acquisition been in effect on January 1, 2001 or of future results.

[4] Financial Commitments

Long-term Debt

Long-term debt of the Company at December 31, 2003 and 2002 consists of the following (in thousands):

	2003	2002
Borrowing under revolving credit facility at an average rate of 3.8% in 2003 and 4.5% in 2002	$—	$5,000
Mortgage on corporate headquarters building at a rate of 8.96%, payable in equal monthly installments over a ten-year period, with a balloon payment of $5.3 million in 2010	6,999	7,162
Mortgage on office building at a rate of 5.68% payable in equal monthly installments over a five-year period, with a balloon payment of $1.4 million in 2008	1,665	—
Other indebtedness	348	377

Total	$9,012	$12,539
Less—current maturities	490	416

Net long-term debt	$8,522	$12,123

Payments required under these obligations amount to approximately $490,000 in 2004, $353,000 in 2005, $281,000 in 2006, $305,000 in 2007, $1,721,000 in 2008 and $5,862,000 in 2009 and beyond.

On January 23, 2002, the Company entered into an agreement with two banks to refinance its former credit facility with a new credit agreement (the “Credit Agreement”). The Credit Agreement provided for a $45 million revolving credit facility through January 2004 which, if not extended or repaid, converts amounts then outstanding to a three year term loan with equal quarterly principal payments.

The Credit Agreement provides that the Company can choose from interest rate alternatives including a prime-based rate, as well as options based on LIBOR (London inter-bank offered rate).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

For the Years Ended December 31, 2003, 2002 and 2001

[4] Financial Commitments (continued)

The Credit Agreement requires, among other things, maintaining a minimum working capital ratio, tangible net worth and operating profit levels, interest coverage minimums, and limitations on indebtedness and certain capital expenditures. The Credit Agreement also provides that collateral shall consist of all available assets not included as collateral in other agreements.

In February 2003, the terms of the Credit Agreement were amended to increase the revolving credit facility from $45 million to $50 million; to extend the term of the Credit Agreement from January 2004 to June 2005; to increase the amount of unborrowed revolving commitment available for letters of credit from $5.0 million to $7.5 million; and to adjust certain financial covenants. Other terms of the Credit Agreement remained the same, including the provision that amounts due in June 2005, if not extended or repaid, convert to a three year term loan. On November 5, 2003 and January 31, 2004, the terms of the revolving credit facility were further amended to provide a temporary $20 million increase in the facility, from $50 million to $70 million, until April 30, 2004 to support the procurement requirements of a major project.

The fair value of the balance outstanding under the Credit Agreement approximates the carrying value due to the variable nature of the interest rates. For fixed rate debt, fair value is determined based on discounted cash flows for the debt at the Company’s current incremental borrowing rate for similar types of debt. The estimated fair value of fixed rate debt at December 31, 2003 and 2002 is $9.7 million and $8.2 million, respectively, compared to the carrying amount of $9.0 million and $7.5 million, respectively.

Leases

The Company leases certain construction equipment, vehicles and office space under non-cancelable operating leases. Future minimum rent payments under non-cancelable operating leases as of December 31, 2003 are as follows (in thousands):

Amount
2004	$4,425
2005	3,593
2006	2,196
2007	1,422
2008	933
Thereafter	732

Subtotal	$13,301
Less—Sublease rental agreements	(1,120)

Total	$12,181

Rental expense under long-term operating leases of construction equipment, vehicles and office space was $4,625,000 in 2003, $3,781,000 in 2002 and $3,146,000 in 2001.

Although not material to the Company’s consolidated financial position or results of operations, the Company also leases certain construction equipment under capital lease arrangements from time to time. Amounts relating to capital leases are included in the accompanying Consolidated Balance Sheets under “Construction Equipment” and “Long-term Debt”.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

For the Years Ended December 31, 2003, 2002 and 2001

[5] Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109. This standard determines deferred income taxes based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities, given the provisions of enacted tax laws.

The credit (provision) for income taxes is comprised of the following (in thousands):

	Federal	State	Total
2003
Current	$(529)	$(1,380)	$(1,909)
Deferred	16,023	(1,018)	15,005

	$15,494	$(2,398)	$13,096

2002
Current	$249	$(1,050)	$(801)
Deferred	—	—	—

	$249	$(1,050)	$(801)

2001
Current	$(360)	$(490)	$(850)
Deferred	—	—	—

	$(360)	$(490)	$(850)

The table below reconciles the difference between the statutory federal income tax rate and the effective rate provided for income before income taxes in the consolidated statements of income.

	2003	2002	2001
Statutory federal income tax rate	35%	35%	35%
State income taxes, net of federal tax benefit	3	3	1
Foreign taxes	0	0	0
Recognition of current year tax benefit	(35)	(35)	(33)
Reversal of valuation allowance	(45)	0	0

Effective tax rate	(42)%	3%	3%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

For the Years Ended December 31, 2003, 2002 and 2001

[5] Income Taxes (continued)

The following is a summary of the significant components of the Company’s deferred tax assets and liabilities as of December 31, 2003 and 2002 (in thousands):

	2003	2002
Deferred Tax Assets
Provision for estimated real estate losses	$101	$175
Contract losses	2,392	1,985
Timing of expense recognition	10,234	7,383
Net operating loss and capital loss carryforwards	22,325	33,689
Alternative minimum tax credit carryforwards	3,619	2,960
General business tax credit carryforwards	—	3,045
Other, net	1,068	953

	$39,739	$50,190
Valuation allowance for deferred tax assets*	(8,400)	(35,208)

Deferred tax assets	$31,339	$14,982

Deferred Tax Liabilities
Joint ventures—construction	$(15,883)	$(14,569)
Capitalized carrying charges	(451)	(413)

Deferred tax liabilities	$(16,334)	$(14,982)

Net deferred tax asset	$15,005	$—

The net deferred asset as of December 31, 2003 is classified in the Consolidated Balance Sheet based on when the future benefit is expected to be realized as follows (in thousands):

Short-term “Deferred tax asset”	$10,844
Long-term “Deferred tax asset”	4,161

$15,005

*	A valuation allowance is provided to reduce the deferred tax assets to a level which, more likely than not, will be realized. The ultimate realization of deferred tax assets is dependent on the generation of future taxable income during the periods in which those temporary differences become deductible. The net deferred tax assets reflect management’s estimate of the amount which would, more likely than not, be realized from future taxable income.

As a result of not providing federal income tax benefit applicable to losses recorded in certain prior years for financial reporting purposes, benefit from these losses was realized in 2003, 2002 and 2001 by not having to provide federal income tax of approximately $11.0 million, $8.5 million and $9.0 million, respectively. In addition, during the year ended December 31, 2003, the Company recognized an additional $14.9 million tax benefit based on the expectation that the Company will be able to utilize an additional amount of its net operating loss carryforwards in future years.

At December 31, 2003, the Company has unused net operating loss carryforwards for tax reporting purposes of approximately $63.8 million, of which $1.4 million expires during the 2004—2006 period and $62.4 million expires during the 2007—2021 period. At December 31, 2003, the Company also has unused alternative minimum tax credit carryforwards for income tax reporting purposes that have no expiration date.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

For the Years Ended December 31, 2003, 2002 and 2001

[6] Other Assets, Other Long-term Liabilities and Other (Income) Expense, Net

Other Assets, Other Long-term Liabilities and Other (Income) Expense, Net consist of the following (in thousands) for the periods presented:

Other Assets

	2003	2002
Land held for sale, net (Note 13)	$2,762	$3,175
Deferred expenses	1,510	1,801
Other investments	63	63
Intangible assets (Notes 3 and 10)	599	360

	$4,934	$5,399

Other Long-term Liabilities

	2003	2002
Accrued dividends on $21.25 Preferred Stock (Note 8)	$9,805	$15,405
Employee benefit related liabilities	1,885	2,256
Minimum pension liability adjustment (Note 10)	24,325	19,933

	$36,015	$37,594

Other (Income) Expense, Net

	2003	2002	2001
Gain from land sales, net (Note 13)	$(2,207)	$—	$—
Interest income	(226)	(297)	(404)
Bank fees	483	302	328
Miscellaneous (income) expense, net	515	515	303

	$(1,435)	$520	$227

[7] Recapitalization

On March 29, 2000 (the “Closing Date”), the Company completed the sale of 9,411,765 shares of its common stock, par value $1.00 (the “Common Stock”), for an aggregate of $40 million, or $4.25 per share (the “Purchase”), to an investor group led by Tutor-Saliba Corporation (“TSC”), and including O&G Industries, Inc. (“O&G”), and National Union Fire Insurance Company of Pittsburgh, Pa., a wholly owned subsidiary of American International Group, Inc. (“AIG” and together with TSC and O&G, the “New Investors”) pursuant to a Securities Purchase Agreement dated as of February 5, 2000 by and among the Company and the New Investors. A summary of the shares of common stock issued to and the proceeds received from the New Investors follows:

	Number of Shares	Proceeds
		(in thousands)
TSC	2,352,942	$10,000
O&G	2,352,941	10,000
AIG	4,705,882	20,000

	9,411,765	$40,000

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

For the Years Ended December 31, 2003, 2002 and 2001

[7] Recapitalization (continued)

Tutor-Saliba Corporation is owned and controlled by Ronald N. Tutor, who serves as Chairman of the Company’s Board of Directors and Chief Executive Officer. (See Note 12 for disclosure of “Related Party Transactions” between the New Investors and the Company.)

Concurrent with the closing of the Purchase and as a condition thereto, the Company converted, pursuant to what was considered to be an induced conversion from an accounting perspective, 100% of its Redeemable Series B Cumulative Convertible Preferred Stock (the “Series B Preferred Stock”) (which had a current accreted face amount of approximately $41.2 million) for an aggregate of 7,490,417 shares of common stock at an exchange price of $5.50 per share (the “Exchange” and together with the Purchase, the “Transaction”) pursuant to certain Exchange Agreements by and between the Company and each of The Union Labor Life Insurance Company, acting on behalf of its Separate Account P (“ULLICO”), PB Capital Partners, L.P. (“PB Capital”) and The Common Fund for Non-Profit Organizations (“The Common Fund”). The holders of the Series B Preferred Stock had previously been entitled to convert their shares to common stock at an exchange price of $9.68. The Company recognized a charge to earnings available to common shareholders of $13.7 million relative to this transaction in the Company’s calculation of basic and diluted earnings per share in 2000.

In connection with the Transaction, the Company amended its Restated Articles of Organization as of the Closing Date to increase the number of authorized shares of Common Stock from 15,000,000 shares to 40,000,000 shares. The Company also entered into a Shareholders’ Agreement and a Registration Rights Agreement, each by and among the Company, the New Investors, Ronald N. Tutor, Blum Capital Partners, L.P., PB Capital, The Common Fund and ULLICO dated as of the Closing Date. The Shareholders’ Agreement contains provisions that define, among other things, certain put and call rights and rights of first refusal between National Union and TSC, tag-along rights of the New Investors and former holders of Series B Preferred Stock and certain procedures to protect the Company’s use of its net operating losses (“NOLs”) for tax purposes. Since the Common Stock issued in connection with the Transaction was not registered under the Securities Act, the Registration Rights Agreement contains provisions that define the rights of the New Investors and former holders of Series B Preferred Stock to require the Company, under certain circumstances, to register some or all of the shares under the Securities Act after March 29, 2003. (See Note 15 “Subsequent Event” that describes a secondary offering in process based on the provisions of the Registration Rights Agreement.) In addition, the Company entered into an Amendment to the Shareholder Rights Agreement dated as of the Closing Date whereby the Transaction would not trigger the dilutive provisions of the Agreement (see Note 8(b)).

As of March 29, 2000, the shares of Common Stock issued in the Purchase represented approximately 42% of the Company’s voting rights and the shares of Common Stock issued to the former holders of the Series B Preferred Stock represented approximately 33% of the Company’s voting rights. The New Investors have the right to nominate three members to the Company’s Board of Directors and the former holders of the Series B Preferred Stock continue to be entitled to nominate two members to the Company’s Board of Directors.

A Special Committee of the Company’s Board of Directors approved the Transaction after receiving a fairness opinion from an investment banking firm. A majority of outstanding common shares, including a majority of shares held by disinterested shareholders, were voted in favor of the Transaction at a Special Meeting of Stockholders held on March 29, 2000.

The effect of the Transaction on Stockholders’ Equity was to increase Stockholders’ Equity by approximately $76.2 million, $37.3 million from the Purchase (gross proceeds of $40.0 million less related capital expenses of $2.7 million) and $38.9 million from the Exchange (current accreted value of $41.2 million less non-accreted capital expenses of $2.3 million).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

For the Years Ended December 31, 2003, 2002 and 2001

[8] Capital Stock and Stock Purchase Warrants

[a] $21.25 Convertible Exchangeable Preferred Stock (“$21.25 Preferred Stock”)

In June 1987, net proceeds of approximately $23,631,000 were received from the sale of 1,000,000 Depositary Convertible Exchangeable Preferred Shares (each Depositary Share representing ownership of 1/10 of a share of $21.25 Convertible Exchangeable Preferred Stock, $1 par value) at a price of $25 per Depositary Share. Annual dividends are $2.125 per Depositary Share and are cumulative. Generally, the liquidation preference value is $25 per Depositary Share plus any accumulated and unpaid dividends. The $21.25 Preferred Stock of the Company, as evidenced by ownership of Depositary Shares, is convertible at the option of the holder, at any time, into Common Stock of the Company at a conversion price of $37.75 per share of Common Stock. The $2.125 Depositary Shares are redeemable at the option of the Company at any time at $25 per share plus any unpaid dividends. The $21.25 Preferred Stock is also exchangeable at the option of the Company, in whole but not in part, on any dividend payment date into 8 1/2% convertible subordinated debentures due in 2012 at a rate equivalent to $25 principal amount of debentures for each Depositary Share. In conjunction with the covenants of certain of the Company’s prior Credit Agreements, the Company was required to suspend the payment of quarterly dividends on its $21.25 Preferred Stock (equivalent to $2.125 per Depositary Share) until certain financial criteria were met. Dividends on the $21.25 Preferred Stock have not been declared since 1995 (although they have been fully accrued due to the “cumulative” feature of the $21.25 Preferred Stock). The aggregate amount of dividends in arrears is approximately $9,805,000 at December 31, 2003, which represents approximately $175.32 per share of $21.25 Preferred Stock or approximately $17.53 per Depositary Share and is included in “Other Long-term Liabilities” in the accompanying Consolidated Balance Sheets. Under the terms of the $21.25 Preferred Stock, the holders of the Depositary Shares were entitled to elect two additional Directors since dividends had been deferred for more than six quarters and have done so at each of the last six Annual Meetings of Stockholders.

On June 9, 2003, the Company completed its tender offer to purchase up to 900,000 shares, or approximately 90% of its outstanding $2.125 Depositary Convertible Exchangeable Preferred Shares (the “Depositary Shares”), each of which represents 1/10th of a share of the Company’s $21.25 Preferred Stock, at a purchase price of $25.00 per share, net to the seller in cash without interest. The tender offer which commenced on March 31, 2003, expired on June 9, 2003, at which time the Company purchased 440,627 Depositary Shares.

The completion of the self tender offer resulted in the Company purchasing and immediately retiring 440,627 Depositary Shares, a reduction of approximately $11.3 million, including related expenses, in Stockholders’ Equity, and a reversal of approximately $7.3 million of previously accrued and unpaid dividends relating to the purchased shares that was restored to paid-in surplus. In addition, the $7.3 million of previously accrued and unpaid dividends was added to net income to determine net income available for common stockholders for the purpose of computing earnings per common share for the year ended December 31, 2003.

[b] Series A Junior Participating Preferred Stock

Under the terms of the Company’s Shareholder Rights Agreement, as amended, the Board of Directors of the Company declared a distribution on September 23, 1988 of one Preferred Stock purchase right (a “Right”) for each outstanding share of Common Stock. Under certain circumstances, each Right will entitle the holder thereof to purchase from the Company one one-hundredth of a share (a “Unit”) of Series A Junior Participating Cumulative Preferred Stock, $1 par value (the “Preferred Stock”), at an exercise price of $100 per Unit, subject to adjustment. The Rights will not be exercisable or transferable apart from the Common Stock until the earlier to occur of (i) 10 days following a public announcement that a person or group (an “Acquiring Person”) has acquired 20% or more of the Company’s outstanding Common Stock (the “Stock Acquisition Date”), (ii) 10 business days following the announcement by a person or group of an intention to make an offer that would

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

For the Years Ended December 31, 2003, 2002 and 2001

[8] Capital Stock and Stock Purchase Warrants (continued)

[b] Series A Junior Participating Preferred Stock (continued)

result in such persons or group becoming an Acquiring Person or (iii) the declaration by the Board of Directors that any person is an “Adverse Person”, as defined under the Agreement. The Rights will not have any voting rights or be entitled to dividends.

Upon the occurrence of a triggering event as described above, each Right will be entitled to that number of Units of Preferred Stock of the Company having a market value of two times the exercise price of the Right. If the Company is acquired in a merger or 50% or more of its assets or earning power is sold, each Right will be entitled to receive Common Stock of the acquiring company having a market value of two times the exercise price of the Right. Rights held by such a person or group causing a triggering event may be null and void. The Rights are redeemable at $.02 per Right by the Board of Directors at any time prior to the occurrence of a triggering event.

On January 17, 1997, the Board of Directors amended the Company’s Shareholder Rights Agreement to (i) permit the acquisition of the Series B Preferred Stock by certain investors (see Note 8(b) above), any additional Preferred Stock issued as a dividend thereon, any Common Stock issued upon conversion of the Series B Preferred Stock and certain other events without triggering the distribution of the Rights; (ii) lower the threshold for the occurrence of a Stock Acquisition Date from 20% to 10%; and (iii) extend the expiration date of the Agreement from September 23, 1998 to January 21, 2007. In addition, the Board of Directors amended the Company’s Shareholder Rights Agreement, effective March 29, 2000, to permit the Purchase and Exchange as described in Note 7 above and certain other events without triggering the distribution of the Rights.

[c] Stock Purchase Warrants

In connection with an Amended Credit Agreement effective January 17, 1997 with the Company’s bank group at that time, the banks received Stock Purchase Warrants to purchase up to 420,000 shares of the Company’s Common Stock, $1.00 par value, at a purchase price of $8.30 per share, subject to certain anti-dilution adjustments in the event of certain distributions and other corporate events, at any time during the ten year period ending January 17, 2007. The grant date present value of the Stock Purchase Warrants ($2,233,000) was calculated using the Black-Scholes option pricing model and was accounted for by an increase in Stockholders’ Equity, with the offset being a valuation account netted against the related Revolving Credit Loans. The valuation account was amortized and charged against income over the three year term of the Credit Agreement ended in 2000.

In conjunction with the issuance of the Stock Purchase Warrants, the Company entered into a rights agreement with the warrantholders whereby the Company granted the warrantholders the right to require it, upon request by holders of a majority of warrants and common stock received upon exercise of warrants, subject to the terms and conditions set forth in the agreement, to register the resale of shares of the common stock held by them upon exercise of their warrants. Under the agreement, the Company generally agreed to pay the fees and expenses of the selling stockholders in connection with any such registration.

[9] Stock Options

Effective May 25, 2000, the Company’s stockholders approved the adoption of the Special Equity Incentive Plan which provides that up to 3,000,000 shares of the Company’s Common Stock will be available for the granting of non-qualified stock options to key executives, employees and directors of the Company. Options are granted at not less than the fair market value on the date of grant, as defined. Options granted during the years ended December 31, 2000 and 2001 were granted at amounts ranging from fair market value to $1.50 per share in excess of fair market value. Options generally expire 10 years from the date of grant. Options outstanding under the Special Equity Incentive Plan are generally exercisable in three equal annual installments, on the date of grant and on the first and second anniversary of the date of grant. As of December 31, 2003, all of the 2,503,300

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

For the Years Ended December 31, 2003, 2002 and 2001

[9] Stock Options (continued)

options outstanding were exercisable. A summary of stock option activity related to the Company’s Special Equity Incentive Plan is as follows:

	Number of Shares	Option Price Per Share		Shares Available to Grant
		Range	Weighted Average
Approved May 25, 2000	—	—	—	3,000,000
Granted	2,792,700	$3.13-$4.50	$4.47	(2,792,700)

Outstanding at December 31, 2000	2,792,700	$3.13-$4.50	$4.47	207,300
Granted	20,000	$6.85	$6.85	(20,000)
Exercised	(79,666)	$4.50	$4.50	—

Outstanding at December 31, 2001 and 2002	2,733,034	$3.13-$6.85	$4.50	187,300
Exercised	(221,400)	$3.13-$4.50	$4.45	—
Terminated	(8,334)	$4.50	$4.50	8,334

Outstanding at December 31, 2003	2,503,300	$3.13-$6.85	$4.49	195,634

Shares of the Company’s authorized but unissued Common Stock have been reserved for issuance to employees under its 1982 Stock Option Plan. Options under this plan were granted at fair market value on the date of grant, as defined, and generally become exercisable in two equal annual installments on the second and third anniversary of the date of grant and expire eight to ten years from the date of grant. Although the provisions of the 1982 Stock Option Plan expired during 2002, the Company still has 67,500 shares of authorized but unissued Common Stock reserved for issuance under the Plan applicable to the remaining outstanding options. As of December 31, 2003, all of the 67,500 options outstanding were exercisable. A summary of stock option activity related to the Company’s 1982 Stock Option Plan is as follows:

	Number of Shares	Option Price Per Share		Shares Available to Grant
		Range	Weighted Average
Outstanding at December 31, 2001	261,500	$ 5.29-$16.44	$13.43	220,110
Canceled	(194,000)	$13.00-$16.44	$16.26	(220,110)

Outstanding at December 31, 2002 and 2003	67,500	$5.29	$5.29	—

In addition, the Company has authorized but unissued Common Stock reserved for certain other options granted as follows:

Grantee	Grant Date	Options Outstanding	Exercise Price
Members of former Board Executive Committee, As Redefined	01/17/97	225,000	$8.38
Certain Executive Officers	01/19/98	135,000	$8.66
Member of former Board Executive Committee	12/10/98	45,000	$5.29
	01/04/99	30,000	$5.13

The terms of these options are generally similar to options granted under the 1982 Plan, including the exercise price being equal to fair market value, as defined, at date of grant, and timing of installment exercise dates, except for the timing of the exercisability of the January 1997 options, which was May 17, 2000. As of December 31, 2003, all of the 435,000 options outstanding were exercisable.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

For the Years Ended December 31, 2003, 2002 and 2001

[9] Stock Options (continued)

Options outstanding at December 31, 2003 and related weighted average price and life information follows:

Remaining Life (Years)	Grant Date	Options Outstanding	Options Exercisable	Weighted Average Exercise Price
2	01/17/97	225,000	225,000	$8.38
3	01/19/98	135,000	135,000	$8.66
3	12/10/98	112,500	112,500	$5.29
4	01/04/99	30,000	30,000	$5.13
7	03/29/00	1,939,600	1,939,600	$4.50
7	05/25/00	216,700	216,700	$4.15
7	09/12/00	227,000	227,000	$4.50
7	11/15/00	100,000	100,000	$4.50
8	08/13/01	20,000	20,000	$6.85

When options are exercised, the proceeds are credited to stockholders’ equity. In addition, the income tax savings attributable to nonqualified options exercised are credited to paid-in surplus.

The Company has elected the optional pro forma disclosures under SFAS No. 123, “Accounting for Stock-Based Compensation” as if the Company adopted the cost recognition requirements in 1995 (see Note 1(k)). The Company has no options outstanding relating to either 1995 or 1996. The estimated values shown below and utilized in the Company’s pro forma SFAS No. 123 disclosures are based on the Black-Scholes option pricing model for options granted in 1997 through 2003.

Grant Date	Fair Value	Assumptions
		Dividend Yield	Expected Volatility	Risk-free Interest Rate	Expected Life
01/17/97	$1,070,127	0%	39%	6.50%	8
07/08/97	$44,086	0%	38%	6.31%	8
01/19/98	$1,027,758	0%	37%	5.57%	8
12/10/98	$399,485	0%	39%	4.63%	8
01/04/99	$75,600	0%	37%	4.82%	8
03/29/00	$6,180,000	0%	54%	6.17%	10
05/25/00	$125,400	0%	49%	6.38%	10
05/25/00	$382,000	0%	54%	6.38%	10
09/12/00	$1,358,800	0%	55%	5.78%	10
11/15/00	$245,000	0%	53%	5.71%	10
08/13/01	$124,600	0%	66%	5.34%	10

[10] Employee Benefit Plans

The Company has a defined benefit pension plan that covers its executive, professional, administrative and clerical employees, subject to certain specified service requirements. The plan is noncontributory and benefits are based on an employee’s years of service and “final average earnings”, as defined. The plan provides reduced benefits for early retirement and takes into account offsets for social security benefits. All employees are vested after five years of service. The Company also has an unfunded supplemental retirement plan for certain employees whose benefits under the defined benefit pension plan are reduced because of compensation limitations under federal tax laws. In accordance with SFAS No. 132R, “Employers’ Disclosures About Pensions and Other Post-Retirement Benefits”, pension disclosure as presented below includes aggregated amounts for both of the Company’s plans, except where otherwise indicated.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

For the Years Ended December 31, 2003, 2002 and 2001

[10] Employee Benefit Plans (continued)

Net pension cost for 2003, 2002 and 2001 follows (in thousands):

	2003	2002	2001
Service cost—benefits earned during the period	$1,828	$1,459	$1,094
Interest cost on projected benefit obligation	4,674	4,529	4,404
Expected return on plan assets	(4,545)	(4,899)	(4,831)
Amortization of prior service costs	35	25	(26)
Recognized actuarial loss	665	56	68

Net pension cost	$2,657	$1,170	$709

Actuarial assumptions used to determine net pension cost:
Discount rate	6.75%	7.25%	7.50%
Rate of increase in compensation	6.00%	6.00%	6.00%
Long-term rate of return on assets	8.50%	9.00%	9.00%

The expected long-term rate of return on assets assumption will decrease to 7.50% effective January 1, 2004. The expected long-term rate of return on assets assumption was developed considering historical and future expectations for returns for each asset class.

The target asset allocation for the Company’s pension plan by asset category for 2004 and the actual asset allocation at December 31, 2003 and 2002 by asset category are as follows:

	Percentage of Plan Assets at December 31,
Asset Category	Target Allocation 2004	2003	2002
Equity securities:
Domestic	70.00%	72.20%	57.54%
International	0.00%	0.00%	10.09%
Fixed income securities	30.00%	27.78%	32.37%
Real estate	0.00%	0.00%	0.00%
Other	0.00%	0.02%	0.00%

Total	100.00%	100.00%	100.00%

The target asset allocation was established to attempt to maximize returns with consideration of the long-term nature of the obligations and to reducing the level of overall market volatility through the allocation to fixed income investments. During the year, the asset allocation is reviewed for adherence to the target asset allocation and the portfolio of investments is rebalanced periodically.

Within the equity portfolio, the investments are primarily large capitalization domestic equities; however, the plan’s asset manager may invest in equities with small and medium capitalizations. The equity assets are invested in a broadly diversified portfolio with approximately 125 individual securities. Currently there is no allocation to international equities. Within the fixed income portfolio, the investments are entirely investment grade U.S. fixed income securities including both U.S. Government and U.S. Credit securities.

The Company expects to contribute $4 million to its pension plan in 2004.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

For the Years Ended December 31, 2003, 2002 and 2001

[10] Employee Benefit Plans (continued)

The following tables provide a reconciliation of the changes of the fair value of assets in the plan and plan benefit obligations during the two year period ended December 31, 2003, and a statement of the funded status as of December 31, 2003 and 2002 (in thousands):

	2003	2002
Reconciliation of Fair Value of Plan Assets
Balance at beginning of year	$38,527	$46,164
Actual return on plan assets	3,403	(6,387)
Employer contribution	3,157	2,370
Benefit payments	(3,713)	(3,620)

Balance at end of year	$41,374	$38,527

	2003	2002
Reconciliation of Projected Benefit Obligation
Balance at beginning of year	$70,803	$64,244
Service cost	1,828	1,459
Interest cost	4,674	4,529
Plan amendments	—	298
Actuarial loss	4,984	3,893
Benefit payments	(3,713)	(3,620)

Balance at end of year	$78,576	$70,803

	2003	2002
Actuarial assumptions used to determine benefit obligations:
Discount rate	6.25%	6.75%
Rate of increase in compensation	6.00%	6.00%

	2003	2002
Funded Status
Funded status at December 31,	$(37,202)	$(32,276)
Unrecognized prior service cost	263	299
Unrecognized loss	33,559	28,098

Net liability recognized, before additional minimum liability	$(3,380)	$(3,879)

The following table presents amounts included in the Consolidated Balance Sheets as of December 31, 2003 and 2002 (in thousands):

	2003	2002
Accrued benefit liability	$(27,705)	$(23,812)
Intangible asset (Note 6)	312	360
Accumulated other comprehensive income	24,013	19,573

Net amount recognized at year end	$(3,380)	$(3,879)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

For the Years Ended December 31, 2003, 2002 and 2001

[10] Employee Benefit Plans (continued)

Other comprehensive income attributable to a change in the additional minimum pension liability recognized pursuant to SFAS No. 87, “Employers’ Accounting for Pensions” amounted to $4.4 million in 2003, $13.7 million in 2002 and $5.9 million in 2001. The cumulative amount of $24.0 million generally represents the excess of the accumulated benefit obligations of the Company’s pension plans over the fair value of the plans’ assets as of December 31, 2003 compared to the unfunded accrued pension liability previously recognized. This amount is reflected as a long-term liability as of December 31, 2003 (see Note 6) with the offset being a reduction in stockholders’ equity. Subsequent adjustments to the amount of this additional minimum pension liability will be recorded in future years, if required, based upon periodic re-evaluation of the funded status of the Company’s pension plans.

The Company’s plans have benefit obligations in excess of the fair value of the plans’ assets. The following table provides information relating to each of the plan’s benefit obligations compared to the fair value of its assets as of December 31, 2003 and 2002 (in thousands):

	2003			2002
	Pension Plan	Benefit Equalization Plan	Total	Pension Plan	Benefit Equalization Plan	Total
Projected benefit obligation	$75,232	$3,344	$78,576	$68,107	$2,696	$70,803
Accumulated benefit obligation	$66,359	$2,720	$69,079	$59,986	$2,353	$62,339
Fair value of plan assets	$41,374	$—	$41,374	$38,527	$—	$38,527
Projected benefit obligation greater than Fair value of plan assets	$33,858	$3,344	$37,202	$29,580	$2,696	$32,276

Accumulated benefit obligation greater than Fair value of plan assets	$24,985	$2,720	$27,705	$21,459	$2,353	$23,812

The Company has a contributory Section 401(k) plan which covers its executive, professional, administrative and clerical employees, subject to certain specified service requirements. The 401(k) expense provision approximated $0.7 million in 2003 and 2002, and $0.1 million in 2001. Prior to 2002, the Company’s contribution was generally based on a specified percentage of profits, subject to certain limitations, as well as approval by the Company’s Board of Directors of any discretionary Company contributions to the Section 401(k) plan. Beginning in 2002, the Company’s contribution is based on a non-discretionary match of employees’ contributions, as defined.

The Company has an incentive compensation plan for key employees which is generally based on the Company’s achievement of a certain level of profit.

The Company also contributes to various multi-employer union retirement plans under collective bargaining agreements which provide retirement benefits for substantially all of its union employees. The aggregate amounts provided in accordance with the requirements of these plans were approximately $4.3 million in 2003, $7.3 million in 2002 and $8.8 million in 2001. The Multi-employer Pension Plan Amendments Act of 1980 defines certain employer obligations under multi-employer plans. Information regarding union retirement plans is not available from plan administrators to enable the Company to determine its share of unfunded vested liabilities.

[11] Business Segments

Business segment information presented below was determined in accordance with SFAS No. 131, “Disclosures About Segments of an Enterprise and Related Information”.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

For the Years Ended December 31, 2003, 2002 and 2001

[11] Business Segments (continued)

The Company provides diversified general contracting, construction management and design-build services to private clients and public agencies throughout the world. The Company’s construction business is now conducted through three basic segments: building, civil and management services. The building segment is comprised of Perini Building Company and James A. Cummings, Inc., and focuses on large, complex projects in the hospitality and gaming, sports and entertainment, educational, transportation and healthcare markets. The civil segment is involved in public works construction primarily in the northeastern United States, including the repair, replacement and reconstruction of the United States public infrastructure such as highways, bridges and mass transit systems. The management services segment provides diversified construction, design-build and maintenance services to the U.S. military and government agencies as well as power producers, surety companies and multi-national corporations.

Historically, management had evaluated the Company’s operating results based on two reportable segments: building and civil. During the fourth quarter of 2003, the responsibilities of certain of the Company’s executive officers were adjusted and, in accordance with SFAS No. 131, the criteria for determining the Company’s reportable segments were reevaluated. Management determined that a third business segment, management services, would be included as a reportable segment beginning with the year ended December 31, 2003 to align the Company’s reportable segments with current management responsibilities. Previously, the management services operations were included as part of the building segment. The management services segment aggregates contracts that have a higher than normal geopolitical and operational risk and a corresponding potential for greater than normal gross margin volatility. Segment information for each of the years ended December 31, 2002 and 2001 presented in the tables set forth below have been reclassified to reflect this change.

During the years 2001 through 2003, the Company’s chief operating decision making group consisted of the Chairman and Chief Executive Officer, the President and Chief Operating Officer, the President of Perini Building Company and the President of Perini Civil Construction. This group decides how to allocate resources and assess performance of the business segments. Generally, the Company evaluates performance of its operating segments on the basis of income from operations and cash flow. The accounting policies applied by each of the segments are the same as those described in the Summary of Significant Accounting Policies (see Note 1). The following tables set forth certain business and geographic segment information relating to the Company’s operations for each of the three years in the period ended December 31, 2003 (in thousands):

	Reportable Segments				Corporate		Consolidated Total
	Building	Civil	Management Services	Totals
2003
Revenues	$898,254	$176,877	$298,972	$1,374,103	$—		$1,374,103
Income from Construction Operations	$12,462	$3,157	$23,711	$39,330	$(8,840	)(a)	$30,490
Assets	$225,139	$204,135	$80,649	$509,923	$55,520	(b)	$565,443
Capital Expenditures	$1,520	$3,722	$157	$5,399	$—		$5,399

	Reportable Segments				Corporate		Consolidated Total
	Building	Civil	Management Services	Totals
2002
Revenues	$631,860	$312,528	$140,653	$1,085,041	$—		$1,085,041
Income from Construction Operations	$14,487	$6,390	$11,738	$32,615	$(6,735	)(a)	$25,880
Assets	$130,270	$223,036	$27,971	$381,277	$21,112	(b)	$402,389
Capital Expenditures	$1,828	$2,335	$347	$4,510	$—		$4,510

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

For the Years Ended December 31, 2003, 2002 and 2001

[11] Business Segments (continued)

	Reportable Segments				Corporate		Consolidated Total
	Building	Civil	Management Services	Totals
2001
Revenues	$1,120,161	$353,957	$79,278	$1,553,396	$—		$1,553,396
Income from Construction Operations	$26,596	$3,918	$5,016	$35,530	$(6,029	)(a)	$29,501
Assets	$213,463	$246,326	$20,559	$480,348	$20,893	(b)	$501,241
Capital Expenditures	$1,005	$3,120	$403	$4,528	$—		$4,528

(a)	In all years, consists of corporate general and administrative expenses.
(b)	In all years, corporate assets consist principally of cash and cash equivalents, net deferred tax asset, land held for sale and other investments available for general corporate purposes.

Revenues from various agencies of the United States federal government in the management services segment totaled approximately $225 million (or 16% of consolidated revenues) in 2003. Revenues from the Mohegan Sun Project in the building segment totaled approximately $153 million (or 14%) in 2002 and $457 million (or 29%) in 2001. Revenues from various agencies of the City of New York in the civil segment totaled approximately $185 million (or 17%) in 2002 and $185 million (or 12%) in 2001.

Information concerning principal geographic areas is as follows (in thousands):

	Revenues
	2003	2002	2001
United States	$1,120,961	$1,029,097	$1,516,810
Foreign and U.S. Territories	253,142	55,944	36,586

Total	$1,374,103	$1,085,041	$1,553,396

	Income (Loss) from Construction Operations
	2003	2002	2001
United States	$23,009	$26,731	$32,654
Foreign and U.S. Territories	16,321	5,884	2,876
Corporate	(8,840)	(6,735)	(6,029)

Total	$30,490	$25,880	$29,501

Income (loss) from construction operations has been allocated geographically based on the location of the job site. Long-lived assets outside the United States are immaterial and therefore not presented here.

There have been no differences from the last annual report in the basis of measuring segment profit or loss.

[12] Related Party Transactions

As a condition to a new investor group’s acquisition of shares of the Company’s Series B Preferred Stock for an aggregate of $30 million, which was approved by the stockholders in January 1997, the Company entered into an agreement with Tutor-Saliba Corporation (“TSC”), a California corporation engaged in the construction industry, and Ronald N. Tutor, Chief Executive Officer and sole stockholder of TSC, to provide certain

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

For the Years Ended December 31, 2003, 2002 and 2001

[12] Related Party Transactions (continued)

management services, as defined. At January 17, 1997, TSC held 351,318 shares of the Company’s $1.00 par value Common Stock. TSC participates in joint ventures with the Company, the Company’s share of which contributed $49.0 million (or 3.6%), $48.8 million (or 4.5%), and $17.9 million (or 1.2%) to the Company’s consolidated revenues in 2003, 2002 and 2001, respectively. The management agreement has been renewed annually by the Company’s Compensation Committee, which consists entirely of independent directors, under the same basic terms and conditions as the initial agreement except that the amount of the fee payable thereunder to Tutor-Saliba was increased effective January 1, 2000, from $150,000 to $250,000 per year and effective January 1, 2004, from $250,000 to $375,000 per year. Effective December 1, 2001, Mr. Tutor was included as a participant in the Company’s incentive compensation plan. Since January 17, 1997, Mr. Tutor has been a member of the Company’s Board of Directors and an officer of Perini and effective July 1, 1999 was elected Chairman of the Board of Directors and effective March 29, 2000 was elected Chairman and Chief Executive Officer. Compensation for the management services consists of payment of $250,000 per year to TSC, for each of the three years in the period ended December 31, 2003, stock options granted to Mr. Tutor, and incentive compensation awarded to Mr. Tutor of $250,000 in 2003, $231,000 in 2002 and $250,000 in 2001. All of the stock options granted to Mr. Tutor were granted at or above fair market value on the date of grant and are summarized as follows:

Grant Date	Option Price Per Share	Number of Shares	Expiration Date
01-17-97	$8.3750	150,000	01-16-05
12-10-98	$5.2875	45,000	12-09-06
01-04-99	$5.1250	30,000	01-03-07
03-29-00	$4.5000	1,000,000	03-28-10

In late 2000, the Company entered into a joint venture arrangement with TSC, the sponsoring partner, whereby the Company was to primarily provide certain prequalification and proposal support services to the joint venture in return for a fixed fee of $500,000 payable subsequent to the award and start-up of the project. In addition, the agreement provided that the Company would not be liable for any costs, losses, liabilities or damages that may arise from the project. The Company recorded the $500,000 fixed fee as income in 2001 when its commitment to the joint venture was fulfilled. Payment of the fee was received from TSC in February, 2002.

In late 2001, the Company entered into a similar joint venture arrangement with TSC, the sponsoring partner, whereby the Company was to primarily provide certain prequalification and proposal support services to the joint venture in return for a fixed fee of $200,000 payable subsequent to the award and start-up of the project. In addition, the agreement provided that the Company would not be liable for any costs, losses, liabilities or damages that may arise from the project. The Company recorded the $200,000 fixed fee as income in 2002 when the contract was awarded to the joint venture. Payment of the fee was received from TSC in February, 2002.

In late 2002, the Company entered into an arrangement with TSC whereby TSC provided a financial guarantee in order for the Company to secure a performance and payment bond on a building project with an estimated contract value of approximately $135 million. As compensation for the financial guarantee, the Company paid TSC a fee of $1.0 million in February 2003.

The new investors that provided $40 million of new equity in the Company on March 29, 2000 as described in Note 7 consist of Tutor-Saliba Corporation (see above), O&G Industries, Inc. (“O&G”), a participant in certain construction joint ventures with the Company, and National Union Fire Insurance Company of Pittsburgh, Pa., a wholly owned subsidiary of American International Group, Inc. (“AIG”), one of the Company’s sureties and a

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

For the Years Ended December 31, 2003, 2002 and 2001

[12] Related Party Transactions (continued)

provider of insurance and insurance related services to the Company. After this investment, the cumulative holdings of each of the new investors were as follows:

	Number of Common Shares	Percentage of Total Common Shares Outstanding
TSC	2,704,260	12.0%
O&G	2,502,941	11.1%
AIG	4,705,882	20.8%

Each of the new investors is entitled to appoint a member to the Company’s Board of Directors. O&G participates in joint ventures with the Company, the Company’s share of which contributed $0.8 million and $0.6 million to the Company’s consolidated revenues in 2003 and 2001, respectively. In addition, O&G is a 30% partner in a joint venture with the Company which was awarded a $137 million contract for a civil construction project in late 2003. Payments to AIG for surety, insurance and insurance related services approximated $7.8 million in 2003, $9.5 million in 2002 and $8.2 million in 2001.

[13] Land Held for Sale, Net

Effective June 30, 1999, management adopted a plan to withdraw completely from the real estate development business and to wind down the operations of Perini Land and Development Company, the Company’s wholly owned real estate development subsidiary. Accordingly, approximately 98% of the property has been liquidated since June 30, 1999. Although the Company had a reasonable expectation that the plan, when adopted, could be executed within a twelve-month period, the plan was not entirely completed for a variety of reasons. As of December 31, 2003, the only land remaining to be sold consists of approximately 64 fully developed acres in Raynham, Massachusetts. Management’s current plan is to continue to market the remaining land for sale as a bulk sale or as individual parcels over an estimated 24 to 36 month “sell off” period.

During the year ended December 31, 2003, 61 acres were sold resulting in a net gain of approximately $2.2 million. (See Note 6.) During the year ended December 31, 2002, 19 acres were sold with no gain or loss recognized. Land costs are allocated to reduce the related sales proceeds based on both the specific cost identification method for certain parcels and average cost per acre sold method on the remaining parcels.

[14] Unaudited Quarterly Financial Data

The following table sets forth unaudited quarterly financial data for the years ended December 31, 2003 and 2002 (in thousands, except per share amounts):

	2003 by Quarter
	1st		2nd		3rd		4th
Revenues	$291,260		$286,336		$295,855		$500,652

Gross profit	$13,703		$14,370		$15,788		$26,391

Net income	$11,419	(a)	$3,618		$6,396		$22,585	(a)

Basic earnings per common share	$0.48	(a)	$0.43	(b)	$0.29	(b)	$0.97	(a)

Diluted earnings per common share	$0.48	(a)	$0.41	(b)	$0.28	(b)	$0.92	(a)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

For the Years Ended December 31, 2003, 2002 and 2001

[14] Unaudited Quarterly Financial Data (continued)

	2002 by Quarter
	1st	2nd	3rd	4th
Revenues	$321,370	$268,307	$232,805	$262,559

Gross profit	$12,999	$12,363	$12,376	$20,912

Net income	$5,215	$4,690	$3,644	$9,525

Basic earnings per common share	$0.21	$0.18	$0.14	$0.39

Diluted earnings per common share	$0.20	$0.18	$0.14	$0.39

(a)	The first quarter of 2003 includes the recognition of a $7.0 million tax benefit in accordance with SFAS No. 109 (or approximately $0.31 per share) related to a reduction in the tax valuation allowance and the fourth quarter of 2003 includes the recognition of $7.9 million similar tax benefit (or approximately $0.34 per share).
(b)	The second quarter of 2003 includes $6.7 million (or approximately $0.29 per share) and the third quarter of 2003 includes $0.6 million (or approximately $0.03 per share) added back to net income in the calculation of income available for common stockholders that represented the reversal of dividends previously accrued, but no longer required as a result of the Company’s tender offer. See Note 8(a).

[15] Subsequent Event

Pursuant to the exercise of registration rights by certain of our stockholders, we have filed a registration statement for an underwritten secondary offering with respect to 5,910,800 shares of our common stock held by such stockholders. The registration statement is pending with the Securities and Exchange Commission and it has not yet become effective. The shares of common stock are being sold by the selling stockholders and we will not receive any proceeds from the sale. We expect the offering to be completed in the second quarter of 2004. We have accrued estimated costs in the amount of $991,000 in connection with the secondary offering and that amount has been charged against paid-in surplus as of December 31, 2003.

PERINI CORPORATION AND SUBSIDIARIES

CONSOLIDATED CONDENSED BALANCE SHEETS (UNAUDITED)

MARCH 31, 2004 (UNAUDITED) AND DECEMBER 31, 2003

(In Thousands)

	MARCH 31, 2004	DEC. 31, 2003
ASSETS
Cash and Cash Equivalents (Note 4)	$48,732	$67,823
Accounts Receivable, including retainage	418,480	328,025
Unbilled Work	98,045	116,572
Deferred Tax Asset	14,790	10,844
Other Current Assets	4,251	2,479

Total Current Assets	$584,298	$525,743

Property and Equipment, less Accumulated Depreciation of $22,697 in 2004 and $22,125 in 2003	$17,487	$16,598

Goodwill	$12,678	$14,007

Other Assets	$5,642	$9,095

	$620,105	$565,443

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Maturities of Long-term Debt (Note 6)	$2,725	$490
Accounts Payable, including retainage	349,498	318,448
Deferred Contract Revenue	52,595	48,431
Accrued Expenses	25,996	32,977

Total Current Liabilities	$430,814	$400,346

Long-term Debt, less current maturities included above (Note 6)	$19,067	$8,522

Other Long-term Liabilities (Note 9)	$36,351	$36,015

Contingencies and Commitments (Note 5)

Stockholders’ Equity:
Preferred Stock	$56	$56
Series A Junior Participating Preferred Stock	—	—
Stock Purchase Warrants	2,055	2,233
Common Stock	23,246	22,946
Paid-In Surplus	92,563	90,296
Retained Earnings	40,931	30,007
Less—Treasury Stock	(965)	(965)

	$157,886	$144,573
Accumulated Other Comprehensive Loss	(24,013)	(24,013)

Total Stockholders’ Equity	$133,873	$120,560

	$620,105	$565,443

The accompanying notes are an integral part of these financial statements.

PERINI CORPORATION AND SUBSIDIARIES

CONSOLIDATED CONDENSED STATEMENTS OF INCOME (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2004 AND 2003

(In Thousands, Except Share Data)

	THREE MONTHS ENDED MARCH 31,
	2004	2003
Revenues (Note 10)	$480,304	$291,260
Cost of Operations	456,776	277,557

Gross Profit	$23,528	$13,703
General and Administrative Expenses	9,743	8,808

INCOME FROM CONSTRUCTION OPERATIONS (Note 10)	$13,785	$4,895

Other Expense, Net	(1,844)	(174)
Interest Expense	(191)	(202)

Income before Income Taxes	$11,750	$4,519
(Provision) Credit for Income Taxes (Note 7)	(529)	6,900

NET INCOME	$11,221	$11,419

Less: Accrued Dividends on $21.25 Preferred Stock (Note 9)	(297)	(531)

NET INCOME AVAILABLE FOR COMMON STOCKHOLDERS	$10,924	$10,888

BASIC EARNINGS PER COMMON SHARE (Note 8)	$0.47	$0.48

DILUTED EARNINGS PER COMMON SHARE (Note 8)	$0.44	$0.48

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING (Note 8):
BASIC	23,013,933	22,664,135
Effect of Dilutive Stock Options and Warrants Outstanding	1,879,391	14,044

DILUTED	24,893,324	22,678,179

The accompanying notes are an integral part of these financial statements.

PERINI CORPORATION AND SUBSIDIARIES

CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2004 AND 2003

(In Thousands)

	THREE MONTHS ENDED MARCH 31,
	2004	2003
Cash Flows from Operating Activities:
Net income	$11,221	$11,419
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	1,720	832
Cash provided from (used by) changes in components of working capital other than cash, current maturities of long-term debt and deferred tax asset	(44,093)	24,207
Net deferred tax asset	(230)	(7,000)
Other long-term liabilities	39	558
Other non-cash items, net	(6)	6

NET CASH (USED BY) PROVIDED FROM OPERATING ACTIVITIES	$(31,349)	$30,022

Cash Flows from Investing Activities:
Acquisition of James A. Cummings, Inc., net of cash balance acquired	$—	$(8,613)
Acquisition of property and equipment	(1,651)	(3,190)
Proceeds from sale of property and equipment	31	114
Proceeds from (investment in) land held for sale, net	77	(50)
Proceeds from sale of marketable securities	—	380
Proceeds from other investing activities	108	10

NET CASH USED BY INVESTING ACTIVITIES	$(1,435)	$(11,349)

Cash Flows from Financing Activities:
Proceeds from long-term debt	$12,902	$3,529
Reduction of long-term debt	(122)	(117)
Proceeds from exercise of common stock options and stock purchase warrants	1,398	—
Expenditure for stock registration	(485)	—

NET CASH PROVIDED FROM FINANCING ACTIVITIES	$13,693	$3,412

Net (Decrease) Increase in Cash	$(19,091)	$22,085
Cash at Beginning of Year	67,823	47,031

Cash at End of Period	$48,732	$69,116

Supplemental Disclosure of Cash Paid During the Period For:
Interest	$190	$221

Income taxes	$399	$501

The accompanying notes are an integral part of these financial statements.

PERINI CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

(1) Basis of Presentation

The unaudited consolidated condensed financial statements presented herein have been prepared in accordance with the instructions to Form 10-Q and do not include all of the information and note disclosures required by accounting principles generally accepted in the United States of America. These statements should be read in conjunction with the financial statements and notes thereto included in the Company’s Form 10-K for the year ended December 31, 2003. In the opinion of management, the accompanying unaudited consolidated condensed financial statements include all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the Company’s financial position as of March 31, 2004 and December 31, 2003, results of operations for the three months ended March 31, 2004 and 2003, and cash flows for the three months ended March 31, 2004 and 2003. The results of operations for the three months ended March 31, 2004 may not be indicative of the results that may be expected for the year ending December 31, 2004 because the Company’s results are primarily generated from a limited number of significant active construction contracts. Therefore, such results can vary depending on the timing of progress achieved and changes in estimated profitability of projects being reported.

(2) Significant Accounting Policies

The significant accounting policies followed by the Company and its subsidiaries in preparing its consolidated financial statements are set forth in Note (1) to such financial statements included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2003. The Company has made no significant change in these policies during 2004.

(3) Stock-Based Compensation

The Company accounts for stock options granted to employees and directors using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”, and related Interpretations. No stock-based employee compensation cost is reflected in net income since all stock options granted by the Company had an exercise price equal to or greater than the fair market value of the underlying common stock on the date of grant. Had the Company applied the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” to stock-based employee and director compensation, there would have been no effect on the reported net income or earnings per share for all of the periods presented.

(4) Cash and Cash Equivalents

Cash equivalents include short-term, highly liquid investments with original maturities of three months or less.

PERINI CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS—(continued)

(4) Cash and Cash Equivalents (continued)

Cash and cash equivalents as reported in the accompanying Consolidated Condensed Balance Sheets consist of amounts held by the Company that are available for general corporate purposes and the Company’s proportionate share of amounts held by construction joint ventures that are available only for joint venture-related uses. Cash held by construction joint ventures is distributed from time to time to the Company and to the other joint venture participants in accordance with their percentage interest after the joint venture partners determine that a cash distribution is prudent. Cash distributions received by the Company from its construction joint ventures are then available for general corporate purposes. At March 31, 2004 and December 31, 2003, cash and cash equivalents consisted of the following (in thousands):

	March 31, 2004	Dec. 31, 2003
Corporate cash and cash equivalents (available for general corporate purposes)	$20,215	$33,426

Company’s share of joint venture cash and cash equivalents (available only for joint venture purposes, including future distributions)	28,517	34,397

	$48,732	$67,823

(5) Contingencies and Commitments

(a) Mergentime—Perini Joint Ventures vs. WMATA Matter

On May 11, 1990, contracts with two joint ventures in which Perini held a 40% interest were terminated by the Washington Metropolitan Area Transit Authority, or WMATA, on two subway construction projects in the District of Columbia. The contracts were awarded to the joint ventures in 1985 and 1986. However, Perini and Mergentime Corporation, or Mergentime, the 60% managing partner, entered into an agreement in 1987 under which Perini withdrew from the joint ventures and Mergentime assumed complete control over the performance of both projects. This agreement did not relieve Perini of its responsibilities to WMATA as a joint venture partner. After Perini withdrew from the joint ventures, Mergentime and WMATA had a dispute regarding progress on the projects. After both construction contracts were terminated, WMATA retained Perini, acting independently, to complete both projects.

Subsequently, the joint ventures brought an action in the United States District Court for the District of Columbia against WMATA, seeking damages for delays, unpaid extra work and wrongful termination and WMATA brought an action against the joint ventures seeking damages for additional costs to complete the projects. After a bench trial, the District Court found the joint ventures liable to WMATA for damages in the amount of approximately $16.5 million and WMATA liable to the joint ventures for damages in the amount of approximately $4.3 million.

The joint ventures appealed the judgment to the United States Court of Appeals for the District of Columbia, and on February 16, 1999, the Court of Appeals vacated the District Court’s final judgment and ordered the District Court to review its prior findings and hold further hearings in regard to the joint venture’s affirmative claims. In addition, the Court of Appeals held that statutory interest on any of the claims will not accrue until final judgment is entered sometime in the future.

On February 28, 2001, a successor District Court Judge informed the parties that he could not certify adequate familiarity with the record to complete the remaining proceedings; therefore, he granted the joint ventures’ motion for a new trial. The joint ventures are seeking $28.9 million, plus interest, from WMATA, and WMATA is seeking $29.3 million from the joint ventures. A new trial was completed in January 2002 and a decision is still pending. The ultimate financial impact of the Judge’s pending decision is not yet determinable; therefore, no provision for loss, if any, has been recorded in the financial statements.

PERINI CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS—(continued)

(5) Contingencies and Commitments (continued)

(b) Tutor-Saliba-Perini Joint Venture vs. Los Angeles MTA Matter

During 1995, a joint venture, Tutor-Saliba-Perini, or TSP, in which Perini is the 40% minority partner and Tutor-Saliba Corporation of Sylmar, California is the 60% managing partner, filed a complaint in the Superior Court of the State of California for the County of Los Angeles against the Los Angeles County Metropolitan Transportation Authority, or the MTA, seeking to recover costs for extra work required by the MTA in connection with the construction of certain tunnel and station projects. In February 1999 the MTA countered with civil claims under the California False Claims Act against TSP, Tutor-Saliba and Perini jointly and severally. Ronald N. Tutor, the Chairman and Chief Executive Officer of Perini since March 2000, is also the chief executive officer and the sole stockholder of Tutor-Saliba Corporation.

Claims concerning the construction of the MTA projects were tried before a jury in 2001. During trial, the Judge ruled that TSP had failed to comply with the Court’s prior discovery orders and the Judge penalized TSP, Tutor-Saliba and Perini for the alleged non-compliance by dismissing all of TSP’s claims and by ruling, without a jury finding, that TSP was liable to the MTA for damages on the MTA’s counterclaims. The Judge then instructed the jury that TSP was liable to the MTA and charged the jury with the responsibility of determining the amount of the damages based on the Judge’s ruling. The jury awarded the MTA approximately $29.6 million in damages.

On March 26, 2002, the Judge amended the award, ordering TSP to pay the MTA an additional $33.4 million in costs and attorney fees, with the aggregate $63.0 million award subject to interest at an annual rate of 10% from the date of the award.

TSP and the other plaintiffs/defendants in the counterclaim have appealed the Judge’s discovery sanction, the subsequent jury award and the amended award. The ultimate financial impact of the Judge’s ruling and/or the awards is not yet determinable. Therefore, no provision for loss, if any, has been recorded in the financial statements.

(c) City of San Francisco vs. Tutor-Saliba, Perini & Buckley Joint Venture Matter

In November 2002, the San Francisco City Attorney, on behalf of the City and County of San Francisco and the citizens of California, or the Plaintiffs, filed a civil action with a demand for a jury trial against Perini, Tutor-Saliba Corporation, or TSC, the Tutor-Saliba, Perini & Buckley Joint Venture, or TSPB, Buckley & Company, Inc., or Buckley, and their bonding companies in the United States District Court in San Francisco relating to six projects for work on the expansion of the San Francisco International Airport. A second amended complaint was filed in July 2003 which, among other things, added Ronald N. Tutor as a defendant. The joint venture was established by TSC, Perini and Buckley through two joint venture agreements dated October 28, 1996 and February 11, 1997 (“Joint Venture Agreements”). The joint venture had agreements with the Owner to perform work (“Contracts”) on only two of the above projects (“Projects”) and, as part of those Contracts, the joint venture provided performance and payment bonds to the Owner (“Bonds”).

In the second amended complaint, the Plaintiffs allege, among other things, various overcharges, bidding violations, violations of minority contracting regulations, civil fraud and violation of the California and San Francisco False Claims and California Unfair Competition Acts. In addition, the Plaintiffs allege that the defendants have violated the United States Racketeer Influenced Corrupt Organizations Act. The Plaintiffs have asserted $30 million in damages and are seeking treble damages, punitive and exemplary damages, various civil penalties and a declaration that TSC and TSPB are irresponsible bidders. On October 3, 2003, the Court granted the defendants’ motion to specify damages allegedly sustained for each contract. The defendants’ motion to dismiss the Plaintiff’s second amended complaint is on file and not yet ruled upon by the Court.

PERINI CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS—(continued)

(5) Contingencies and Commitments (continued)

TSC is the managing partner of the joint venture and, in December 1997, Perini sold its entire 20% interest in the joint venture to TSC. As part of that sale agreement, TSC agreed to indemnify Perini from any liability that Perini is required to pay by reason of or arising out of any event or occurrence subsequent to the date of the sale of Perini’s interest in the joint venture in any way connected with the Joint Venture Agreements, the Contracts, the Projects and the Bonds. The ultimate financial impact of this action is not yet determinable.

(d) Perini/Kiewit/Cashman Joint Venture—Central Artery/Tunnel Project Matter

Perini/Kiewit/Cashman Joint Venture, or PKC, a joint venture in which Perini holds a 56% interest and is the managing partner, is currently pursuing a series of claims for additional contract time and/or compensation against the Massachusetts Highway Department, or MHD, for work performed by PKC on a portion of the Central Artery/Tunnel project in Boston, Massachusetts. During construction, MHD ordered PKC to perform changes to the work and issued related direct cost changes with an estimated value, excluding time delay and inefficiency costs, in excess of $100 million. In addition, PKC encountered a number of unforeseen conditions during construction that greatly increased PKC’s cost of performance.

Certain of PKC’s claims have been presented to a Disputes Review Board, or the DRB, which consists of three construction experts chosen by the parties. To date, the DRB has ruled on a binding basis that PKC is entitled to additional compensation for its contract time delay claim in the amount of $17.4 million. On March 20, 2002, the Superior Court of the Commonwealth of Massachusetts approved PKC’s request to have MHD comply with the DRB’s $17.4 million award. The MHD has appealed the Superior Court decision to the Appeals Court of the Commonwealth of Massachusetts.

The DRB has also ruled on a binding basis that PKC is entitled to additional compensation awards totaling $17.1 million for impacts and inefficiencies caused by MHD to certain of PKC’s work. PKC has filed applications in these actions seeking to confirm the awards and MHD has filed civil actions in Massachusetts Superior Court seeking to vacate these awards.

Under the Dispute Resolution Rules of the contract, either party may periodically terminate the services of some or all of the DRB members provided that members who are removed under this provision will remain on the DRB through the completion of any then pending claims. The MHD has chosen to remove the current DRB members under this provision and those members are in the process of completing hearings on all pending claims. Although the replacement DRB members have been agreed upon, proceedings before the current DRB and the new DRB have been postponed pending completion of the negotiation and mediation discussed below.

The pending claims yet to be decided by the current DRB on a binding basis have an anticipated value of $49.4 million. The remaining claims to be decided by the replacement DRB on a non-binding basis have an anticipated value of $72.6 million.

On August 14, 2002 the Massachusetts Attorney General’s office, pursuant to its authority under the Massachusetts False Claims Act, served a Civil Investigative Demand (“CID”) on Perini and the other joint venture partners. The CID sought the production of certain construction claims documentation in connection with the Central Artery/Tunnel Contract No. C11A1. PKC vigorously denies that it submitted any false claims and is cooperating with the Attorney General’s Office in the ongoing investigation.

In December 2002, PKC and MHD entered into an agreement to attempt to resolve by negotiation and mediation all of the outstanding claims on the project. As part of the agreement, the MHD recommended for approval by the Massachusetts Turnpike Authority a contract modification that provides for provisional

PERINI CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS—(continued)

(5) Contingencies and Commitments (continued)

payments to PKC totaling $25 million against PKC’s outstanding claims. To date, PKC has received $23.75 million of those provisional payments. The parties also agreed to stay the pending litigation and DRB proceedings during the negotiations. Perini began mediation on all claims in September 2003. Management has made an estimate of the total anticipated cost recovery on this project and it is included in revenue recorded to date. To the extent new facts become known or the final cost recovery included in the claim settlement varies from this estimate, the impact of the change will be reflected in the financial statements at that time.

(e) Redondo/Perini Joint Venture vs. Siemens Transportation Matter

This is a binding arbitration proceeding arising out of a contract between the Redondo/Perini Joint Venture, or RPJV, a joint venture in which Perini and Redondo Construction Corp., or Redondo, each have a 50% interest and the Siemens Transportation Partnership, S.E., Puerto Rico, or STP. STP is constructing a public metropolitan passenger rail transportation project for the Commonwealth of Puerto Rico and RPJV is responsible for the design and construction of a portion of the project.

On March 19, 2002, Redondo filed a petition for reorganization under 11 U.S.C. Chapter 11 in U.S. Bankruptcy Court for the District of Puerto Rico.

On December 23, 2002, RPJV filed an arbitration demand against STP seeking the recovery of approximately $38 million of additional costs related to design changes and the late completion of the design. On January 31, 2003, STP filed a counter-demand against RPJV seeking the recovery of damages allegedly related to defects in design and construction and the late completion of RPJV’s work in the amount of approximately $17.9 million along with the repayment of approximately $22.6 million for alleged advances previously paid to RPJV.

The parties each have revised their statement of damages. RPJV’s revised total claim is now approximately $74 million. STP’s revised claim is approximately $69.5 million, including its claim for alleged advances already paid.

Arbitration evidentiary hearings are currently in progress. Management has made an estimate of the total anticipated cost recovery on this project and it is included in revenue recorded to date. To the extent new facts become known or the final cost recovery included in the claim settlement varies from this estimate, the impact of the change will be reflected in the financial statements at that time.

(f) $21.25 Preferred Shareholders Class Action Lawsuit

On October 15, 2002, Frederick Doppelt, Arthur I. Caplan and Leland D. Zulch filed a lawsuit individually, and as representatives of a class of holders of the Company’s Depositary Shares against certain current and former directors of Perini. This lawsuit is captioned Doppelt, et al. v. Tutor, et al., United States District Court for the District of Massachusetts, No. 02CV12010 (MLW). Mr. Doppelt is a current director of Perini and Mr. Caplan is a former director of Perini. Specifically, the original complaint alleged that the defendants breached their fiduciary duties owed to the holders of the Depositary Shares and to Perini. The plaintiffs principally allege that the defendants improperly authorized the exchange of Series B Preferred Stock for common stock (the “Exchange Transaction”) while simultaneously refusing to pay accrued dividends due on the Depositary Shares.

On January 6, 2003, the defendants moved to dismiss the lawsuit. Among other things, the defendants argued that: (1) they did not owe fiduciary duties to the holders of the Depositary Shares and (2) the claims of breach of fiduciary duty owed to Perini must be dismissed because the claim could only be brought as a derivative action.

PERINI CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS—(continued)

(5) Contingencies and Commitments (continued)

On March 21, 2003, the plaintiffs filed an opposition to the motion to dismiss and in May 2003 the plaintiffs asked the Court for leave to file an amended complaint.

In June 2003 the plaintiffs were given leave to file an amended complaint. The amended complaint filed in July 2003 adds an allegation that the defendants have further breached their fiduciary duties by authorizing a tender offer for the purchase of up to 90% of the Depositary Shares and an allegation that the collective actions of the defendants constitute unfair and deceptive business practices under the provisions of the Massachusetts Consumer Protection Act. The amended complaint withdrew the allegation of a breach of fiduciary duty owed to Perini, but retained the allegation with respect to a breach of those duties owed to the holders of the Depositary Shares. Thus, the amended complaint asserted two claims: a breach of fiduciary duty claim and a violation of the Massachusetts Consumer Protection Act (Chapter 93A). The plaintiffs seek damages in an amount not less than $15,937,500, trebled, plus interest, costs, fees and other unspecified punitive and exemplary damages.

On August 29, 2003, the defendants filed a motion to dismiss the amended complaint. The plaintiffs filed an opposition thereto and on October 14, 2003, the defendants filed their reply.

On April 12, 2004, the Court dismissed the claim under the Massachusetts Consumer Protection Act. The Court did not dismiss the claim for breach of fiduciary duty, except as such claim relates to the tender offer for the purchase of the Company’s Depositary Shares.

In 2001, a similar lawsuit was filed by some of the same plaintiffs in the United States District Court for the Southern District of New York, which claimed that the Company breached its contract with the holders of Depositary Shares. In 2002, the case was dismissed and upon appeal by the plaintiffs to the United States Court of Appeals for the Second Circuit, the Court of Appeals affirmed the dismissal.

(6) Long-term Debt

In February 2003, the terms of the Company’s $45 million credit agreement (the “Credit Agreement”) were amended to increase the revolving credit facility from $45 million to $50 million; to extend the term of the Credit Agreement from January 2004 to June 2005; to increase the amount of unborrowed revolving commitment available for letters of credit from $5.0 million to $7.5 million; and to adjust certain financial covenants. Other terms of the Credit Agreement remained the same, including the provision that amounts due in June 2005, if not extended or repaid, convert to a three-year term loan with equal quarterly principal payments. Because of this provision, borrowings under the Credit Agreement are classified as “Long-term Debt” in the accompanying Consolidated Condensed Balance Sheets. On November 5, 2003 and January 31, 2004, the terms of the revolving credit facility were further amended to provide a temporary $20 million increase in the facility, from $50 million to $70 million, until April 30, 2004 to support the procurement requirements of a major project.

(7) (Provision) Credit For Income Taxes

The (provision) credit for income taxes reflects a lower-than-normal tax rate in both 2004 and 2003 due in part to the realization of a portion of the federal tax benefit not recognized in prior years due to certain accounting limitations. The credit for income taxes in 2003 also includes the recognition of an additional $7.0 million federal tax benefit in accordance with SFAS No. 109, “Accounting for Income Taxes” based on the expectation that the Company will be able to utilize a portion of its net operating loss carryforwards in future years.

(8) Per Share Data

Basic earnings per common share was computed by dividing net income less dividends accrued on the $21.25 Preferred Stock during the period (see Note 9) by the weighted average number of common shares

PERINI CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS—(continued)

(8) Per Share Data (continued)

outstanding. Diluted earnings per common share was similarly computed after giving consideration to the dilutive effect of stock options and warrants outstanding on the weighted average number of common shares outstanding.

Options to purchase 3,164,500 shares of Common Stock at prices ranging from $4.50 to $8.66 per share were outstanding at March 31, 2003 but were not included in the computation of diluted earnings per share because the options’ exercise price was greater than the average market price of the Common Stock. In addition, the effect of the assumed conversion of the Company’s Stock Purchase Warrants was antidilutive for the three months ended March 31, 2003, and the effect of the assumed conversion of the Company’s outstanding $21.25 Preferred Stock into Common Stock was antidilutive for all periods presented.

(9) Dividends

(a) Common Stock

There were no cash dividends declared or paid on the Company’s outstanding Common Stock during the periods presented in the consolidated condensed financial statements included herein.

(b) $21.25 Preferred Stock

The covenants of the Company’s prior credit agreements required the Company to suspend the payment of quarterly dividends on its $21.25 Preferred Stock until certain financial criteria were met. While quarterly dividends on the $21.25 Preferred Stock have not been paid since 1995, they have been fully accrued due to the “cumulative” feature of the $21.25 Preferred Stock. On June 9, 2003, the Company completed a tender offer on its $21.25 Preferred Stock whereby the Company purchased 440,627 Depositary Shares. As a result of this transaction, approximately $7.3 million of previously accrued and unpaid dividends was reversed and restored to “Paid-In Surplus” in the Consolidated Condensed Balance Sheets. Accordingly, the aggregate amount of dividends in arrears at March 31, 2004 is approximately $10.1 million, which represents approximately $180.63 per share of $21.25 Preferred Stock or approximately $18.06 per Depositary Share and is included in “Other Long-term Liabilities” in the Consolidated Condensed Balance Sheets. Under the terms of the $21.25 Preferred Stock, the holders of Depositary Shares are entitled to elect two additional Directors when dividends have been deferred for more than six quarters, and they did so at each of the last six annual meetings of stockholders.

(10) Business Segments

The following tables set forth certain business segment information relating to the Company’s operations for the three months ended March 31, 2004 and 2003 (in thousands):

Three months ended March 31, 2004

	Reportable Segments				Corporate		Consolidated Total
	Building	Civil	Management Services	Totals
Revenues	$291,438	$27,457	$161,409	$480,304	$—		$480,304
Income from Construction Operations	$5,473	$197	$10,482	$16,152	$(2,367	)*	$13,785
Assets	$271,731	$203,827	$101,884	$577,442	$42,663	**	$620,105

PERINI CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS—(continued)

(10) Business Segments (continued)

Three months ended March 31, 2003

	Reportable Segments				Corporate		Consolidated Total
	Building	Civil	Management Services	Totals
Revenues	$209,002	$45,701	$36,557	$291,260	$—		$291,260
Income from Construction Operations	$1,493	$1,642	$3,709	$6,844	$(1,949	)*	$4,895
Assets	$173,551	$199,281	$26,075	$398,907	$57,147	**	$456,054

*	In all periods, consists of corporate general and administrative expenses.
**	In all periods, corporate assets consist principally of cash and cash equivalents, net deferred tax asset, land held for sale and other investments available for general corporate purposes.

(11) Employee Pension Plans

The Company has a defined benefit pension plan that covers its executive, professional, administrative and clerical employees, subject to certain specified service requirements. The Company also has an unfunded supplemental retirement plan for certain employees whose benefits under the defined benefit plan are reduced because of compensation limitations under federal tax laws. In accordance with SFAS No. 132R, “Employers’ Disclosures About Pensions and Other Post-Retirement Benefits”, the pension disclosure presented below includes aggregated amounts for both of the Company’s plans. The following table sets forth the net pension cost by component for the three months ended March 31, 2004 and 2003 (in thousands):

	For the Three Months Ended March 31,
	2004	2003
Service cost—benefits earned during the period	$536	$456
Interest cost on projected benefit obligation	1,196	1,169
Expected return on plan assets	(968)	(1,136)
Amortization of prior service costs	9	9
Recognized actuarial loss	462	166

Net Pension Cost	$1,235	$664

As previously disclosed in its financial statements for the year ended December 31, 2003, the Company expected to contribute $4.0 million to the pension plan in 2004. On April 1, 2004, the Company made the $4.0 million contribution and does not expect to make further contributions to the pension plan in 2004.

In April 2004, the Company announced that its Board of Directors had decided to freeze all benefit accruals under the Company’s pension plan effective June 1, 2004, while preserving the current vested benefits. The Company has not completed the process of evaluating the full financial impact of this decision on its 2004 pension expense and results of operations; however, based on initial evaluation, management believes that the financial impact of this decision will not be material.

750,000 Shares

Common Stock

PROSPECTUS SUPPLEMENT

September 13, 2004

D.A. Davidson & Co.